     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 29, 1998

                                                      REGISTRATION NO. 333-46267
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         ITT EDUCATIONAL SERVICES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                      DELAWARE                                             36-2061311
            (STATE OR OTHER JURISDICTION                                (I.R.S. EMPLOYER
          OF INCORPORATION OR ORGANIZATION)                            IDENTIFICATION NO.)

                     5975 CASTLE CREEK PARKWAY NORTH DRIVE
                                 P.O. BOX 50466
                        INDIANAPOLIS, INDIANA 46250-0466
                                 (317) 594-9499
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                CLARK D. ELWOOD
                             SENIOR VICE PRESIDENT,
                         GENERAL COUNSEL AND SECRETARY
                     5975 CASTLE CREEK PARKWAY NORTH DRIVE
                                 P.O. BOX 50466
                        INDIANAPOLIS, INDIANA 46250-0466
                                 (317) 594-9499
      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                        AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                    JAMES A. ASCHLEMAN                                           MORTON A. PIERCE
                      BAKER & DANIELS                                            RICHARD D. PRITZ
                 300 NORTH MERIDIAN STREET                                     DEWEY BALLANTINE LLP
                        SUITE 2700                                          1301 AVENUE OF THE AMERICAS
                INDIANAPOLIS, INDIANA 46204                                NEW YORK, NEW YORK 10019-6092
                      (317) 237-0300                                              (212) 259-8000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as is practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE


=================================================================================================================================
   TITLE OF EACH CLASS OF                                  PROPOSED MAXIMUM         PROPOSED MAXIMUM            AMOUNT OF
        SECURITIES TO               AMOUNT TO BE            OFFERING PRICE             AGGREGATE               REGISTRATION
        BE REGISTERED              REGISTERED(1)             PER SHARE(2)          OFFERING PRICE(2)              FEE(3)
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par
  value...................... 13,050,000 shares        $30.125                  $393,131,250             $98,015
=================================================================================================================================



(1) Includes 1,700,000 shares as to which the Underwriters have been granted an option to cover over-allotments, if any.



(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) based on the average of the high and low sale prices of the Common Stock on the New York Stock Exchange, Inc. on April 22, 1998.



(3) Of this amount, $94,460 was previously paid. The amount of the additional filing fee paid in connection with the registration of the additional 400,000 shares included in this Amendment No. 2 is calculated pursuant to Rule 457(a) and (c).


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED APRIL 29, 1998



                               11,350,000 SHARES


                      ITT EDUCATIONAL SERVICES, INC. LOGO

                                  COMMON STOCK
                                ($.01 par value)
                            ------------------------
All of the shares of common stock, $.01 par value (the "Common Stock"), of ITT Educational Services, Inc. (the "Company") offered hereby (the "Offering") are being offered by the Selling Stockholder named herein under "Principal and Selling Stockholder." The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholder.

The Common Stock of the Company is listed on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "ESI." On April 28, 1998, the last reported sale price of the Common Stock on the NYSE was $31.00 per share. See "Price Range of Common Stock."


FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH
   AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" BEGINNING ON PAGE 9. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                                                                            UNDERWRITING             PROCEEDS TO
                                                      PRICE                DISCOUNTS AND               SELLING
                                                    TO PUBLIC               COMMISSIONS             STOCKHOLDER(1)
                                                    ---------              -------------            --------------
Per Share...................................            $                        $                        $
Total(2)....................................            $                        $                        $

(1) Before deduction of expenses payable by the Company estimated to be $1,000,000.


(2) The Selling Stockholder has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase a maximum of 1,700,000 additional shares from the Selling Stockholder to cover over-allotments of shares. If the option is exercised in full, the total Price to
    Public will be $          , Underwriting Discounts and Commissions will be
    $          and proceeds to the Selling Stockholder will be $          .

     The shares of Common Stock are offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that the shares of Common
Stock will be ready for delivery on or about                , 1998, against
payment in immediately available funds.

CREDIT SUISSE FIRST BOSTON
           BEAR, STEARNS & CO. INC.
                      BT ALEX. BROWN
                                MERRILL LYNCH & CO.
                                         MORGAN STANLEY DEAN WITTER
                                                 SALOMON SMITH BARNEY
                     PROSPECTUS DATED                , 1998

[LOGO]     ITT EDUCATIONAL SERVICES, INC.




[PHOTO OF STUDENTS                    [PHOTO OF STUDENTS
    IN CLASS]                             IN CLASS]

[PHOTO OF STUDENTS                    [PHOTO OF STUDENTS
AND INSTRUCTOR IN                     AND INSTRUCTOR IN
    CLASS]                                CLASS]


CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT
 STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT
COVERING TRANSACTIONS AND PENALTY BIDS.  FOR A DESCRIPTION OF THESE ACTIVITIES,
                             SEE "UNDERWRITING."

THE COMPANY: ITT Educational Services, Inc. (ESI) is a leading proprietary provider of technology-oriented programs of study. ESI operates 63 ITT Technical Institutes in 27 states which predominantly provide career-focused, degree programs to approximately 24,000 students. Headquartered in Indianapolis, Indiana, ESI has been actively involved in the higher education community in the United States since 1969.




          [PHOTO OF STUDENTS                            [PHOTO OF STUDENTS
               IN CLASS]                                      IN CLASS]

                                [PHOTO OF STUDENTS
                                      IN CLASS]

          [PHOTO OF STUDENTS                            [PHOTO OF STUDENTS
               IN CLASS]                                AND INSTRUCTOR IN
                                                              CLASS]


                                                        [PHOTO OF STUDENTS
                                                        AND INSTRUCTOR IN
                                                              CLASS]



         The mission of ITT Educational Services, Inc. is to provide a quality postsecondary education and the services
          that can help a diverse student body begin to prepare for
         career opportunities in various fields involving technology.


                  We will strive to establish an environment for students and employees which promotes professional growth, encourages each person to achieve his or her highest potential and fosters ethical responsibility and individual creativity within a framework of equal opportunity.

THE CURRICULA: Curriculum offerings, leading primarily to associate's and bachelor's degrees, are designed to help students begin to prepare for career opportunities in various fields involving technology, including electronics, computer-aided drafting, industrial design, automated manufacturing, computer visualization, chemical technology, telecommunications and other areas. One ITT Technical Institute also offers a master's degree program in project management. Programs of study vary among ITT Technical Institute campuses.
ITT Technical Institute programs of study blend traditional academic content with applied learning concepts, with a significant portion devoted to practical study in a lab environment. Advisory commitees, comprised of representatives of local emoloyers, help each ITT Technical Institute periodically assess and update curricula, equipment and laboratory design.




      [PHOTO OF STUDENT     [PHOTO OF                    [PHOTO OF STUDENTS
         IN CLASS]          SCHOOL BUILDING]              AND INSTRUCTOR IN
                                                                CLASS]

                            [PHOTO OF STUDENTS           [PHOTO OF STUDENTS
                            AND INSTRUCTOR IN                  IN CLASS]
                                  CLASS]




MARKET SHARE: According to U.S. Department of Education data, ITT Technical Institutes granted the largest percentage (16.3 percent) of the 26,824 associate's degrees awarded in the U.S. in electronics and electronics-related programs in 1994-95 school year (the latest year available). ITT Technical Institutes also granted the largest share (23.0 percent) of the 8,648 associate's degrees awarded in the U.S. in drafting programs during the 1994-1995 school year.



THE STUDENTS' SCHEDULE: Students attend classes year-round with convenient breaks provided throughout the year. Year-round classes enable students to complete bachelor's degree programs and enter the work force full-time in as few as three years. Bachelor's degree programs are offered only at select campuses. Classes are generally offered in four-hour sessions five days a week and are typically available in the morning, afternoon and evening, depending on student enrollment. This class schedule offers flexibility to students to pursue part-time employment opportunities.

                     THE ITT TECHNICAL INSTITUTE NETWORK



                   ITT Educational Services, Inc. operates more than
               60 ITT Technical Institutes across the country.



                                [MAP OF U.S.]


ALABAMA
Birmingham

ARIZONA
Phoenix
Tucson

ARKANSAS
Little Rock

CALIFORNIA
Anaheim (Los Angeles)
Hayward (San Francisco)
Lathrop (Stockton)
Oxnard (Los Angeles)
Rancho Cordova (Sacramento)
San Bernardino (Los Angeles)
San Diego
Santa Clara (San Francisco)
Sylmar (Los Angeles)
Torrance (Los Angeles)
West Covina (Los Angeles)

COLORADO
Thornton (Denver)

FLORIDA
Fort Lauderdale
Jacksonville
Maitland (Orlando)
Miami
Tampa

IDAHO
Boise

ILLINOIS
Burr Ridge (Chicago)
Hoffman Estates (Chicago)
Matteson (Chicago)

INDIANA
Fort Wayne
Indianapolis
Newburgh (Evansville)

KENTUCKY
Louisville

LOUISIANA
St. Rose (New Orleans)

MASSACHUSETTS
Framingham (Boston)

MICHIGAN
Grand Rapids
Troy (Detroit)

MISSOURI
Arnold (St. Louis)
Earth City (St. Louis)

NEBRASKA
Omaha

NEVADA
Henderson (Las Vegas)

NEW MEXICO
Albuquerque

NEW YORK
Albany
Getzville (Buffalo)
Liverpool (Syracuse)

OHIO
Dayton
Norwood (Cincinnati)
Strongsville (Cleveland)
Youngstown

OREGON
Portland

PENNSYLVANIA
Mechanicsburg (Harrisburg)
Monroeville (Pittsburgh)
Pittsburgh

SOUTH CAROLINA
Greenville

TENNESSEE
Knoxville
Memphis
Nashville

TEXAS
Arlington
Austin
Garland (Dallas)
Houston (North)
Houston (South)
Houston (West)
Richardson (Dallas)
San Antonio

UTAH
Murray (Salt Lake City)

VIRGINIA
Norfolk
Richmond

WASHINGTON
Bothell (Seattle)
Seattle
Spokane

WISCONSIN
Greenfield (Milwaukee)


   [LOGO] Opened prior to 1998     [LOGO] Opened or planned to open in 1998

                      DOCUMENTS INCORPORATED BY REFERENCE


     The Company hereby incorporates in this Prospectus by reference thereto and makes a part hereof (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, (ii) the Company's Current Report on Form 8-K dated February 23, 1998, (iii) the Company's Current Report on Form 8-K dated March 31, 1998, (iv) the Company's Current Report on Form 8-K dated April 16, 1998 and the amendment thereto on Form 8-K/A filed on April 17, 1998 and (v) the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1998.


     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that is also incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Subject to the foregoing, all information appearing in this Prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference.

     The Company undertakes to provide without charge, upon written or oral request, to each person to whom this Prospectus is delivered, a copy of any or all such documents referenced above other than exhibits to such documents. Requests for such copies should be directed to Clark D. Elwood, Senior Vice President, General Counsel and Secretary, ITT Educational Services, Inc., 5975 Castle Creek Parkway North Drive, P.O. Box 50466, Indianapolis, Indiana 46250-0466, telephone (317) 594-9499.

                             AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and Room 3190, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, material filed by the Company can be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005. The Commission maintains a site on the World Wide Web at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company.


     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed as a part thereof, as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is hereby made to such Registration Statement, including the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof. The Registration Statement, including the exhibits and schedules filed as a part thereof, may be inspected without charge at the public reference facilities maintained by the Commission as set forth in the preceding paragraph. Copies of these documents may be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Company's Financial Statements and Notes thereto included elsewhere or incorporated by reference in this Prospectus. Prospective investors should consider carefully, among other things, the information set forth under "Risk Factors" in this Prospectus. Unless otherwise indicated, all information in this Prospectus (i) gives effect to a three-for-two stock split of the Common Stock effected as a stock dividend on April 15, 1996, (ii) gives effect to a three-for-two stock split of the Common Stock effected as a stock dividend on November 4, 1996 and (iii) assumes no exercise of the over-allotment option. As used in this Prospectus, unless the context indicates otherwise, the term "Company" refers to ITT Educational Services, Inc., including all of its educational institutions; the term "Starwood" refers collectively to Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation formerly known as Starwood Lodging Corporation ("Starwood, Inc."), and Starwood Hotels & Resorts, a Maryland real estate investment trust formerly known as Starwood Lodging Trust or Starwood Hotels & Resorts Trust ("Starwood Trust"), and their subsidiaries other than the Company; the term "ITT" refers to ITT Corporation, a Nevada corporation, and its subsidiaries other than the Company; the terms "ITT Technical Institutes," "technical institutes" or "institutes" (in singular or plural form) refer to educational institutions owned and operated by the Company; and the term "institution" means a main campus and its additional locations or branch campuses, if any (hereinafter "campus group" in singular or plural form).

                                  THE COMPANY

OVERVIEW

     ITT Educational Services, Inc. is a leading proprietary provider of technology-oriented postsecondary degree programs in the United States based on revenues and student enrollment. The Company offers associate, bachelor and master degree programs and non-degree diploma programs to approximately 24,000 students through 63 ITT Technical Institutes located in 27 states. As of December 31, 1997, approximately 97% of ITT Technical Institute students were enrolled in a degree program, with approximately 74% enrolled in programs relating to electronics engineering technology ("EET") and approximately 23% enrolled in programs relating to computer-aided drafting technology ("CAD"). While most graduates of ITT Technical Institutes are initially employed by numerous small, technology-oriented companies, employers have also included well recognized corporations, such as AT&T, Boeing, Intel, MCI, Microsoft, Motorola, IBM and General Electric, and many federal and local government agencies. The Company has provided career-oriented education programs for 32 years and its schools have graduated over 125,000 students since 1976.

     The Company has experienced significant growth, acquiring three and establishing 50 new technical institutes since January 1, 1981. Of the 63 institutes currently operating, 20 have been established since January 1, 1993. The number of students attending ITT Technical Institutes has increased 32.1% from 18,539 at December 31, 1992 to 24,498 at December 31, 1997. Total revenues from the ITT Technical Institutes have increased 74.0% from $150.4 million (excluding discontinued operations) in 1992 to $261.7 million in 1997. The Company opened three new technical institutes in 1997 and one new technical institute in March 1998. The Company intends to continue expanding by opening new technical institutes (including five additional new institutes in the remainder of 1998) and offering a broader range of programs at its institutes.

     The Company expects that the demand for postsecondary education will continue to increase over the next several years as a result of favorable demographic, economic and social trends. These trends include, based on data from the United States Department of Education and data collected in the Current Population Survey conducted by the Bureau of the Census, (a) 24% projected growth in the number of new high school graduates from approximately 2.5 million in 1994 to approximately 3.1 million in 2004, (b) the relatively small percentage of adults over age 25 who possess a bachelor degree (approximately 23% in 1995), (c) an increasing number of high school graduates attending postsecondary educational institutions (65% in 1996 versus 53% in 1983) and (d) a heightened recognition of the importance of postsecondary education to an individual's career prospects.

     The Company believes that it is well positioned to take advantage of the increasing demand for postsecondary education programs for the following reasons:


          Employment Oriented Education. ITT Technical Institutes offer curricula designed to teach the technical knowledge and skills desired by many employers for entry-level positions. Unlike many two-and four-year colleges, each undergraduate curriculum offered by ITT Technical Institutes has been designed, after consultation with employers, to help graduates begin to prepare for careers in various fields involving technology. The Company believes that the strength of its programs and career services is reflected in its graduate employment rates. Based on information provided by graduates and employers, approximately 90% of the ITT Technical Institutes' 1997 graduates, other than graduates who continued in a bachelor degree program at an ITT Technical Institute, had obtained employment or were already employed in fields involving their programs of study as of April 24, 1998, the end of the most recently completed statistical year.


          Programs Designed for the Convenience of Students. Each ITT Technical Institute operates year-round and undergraduate programs are offered on a quarterly basis, typically with four 12-week quarters during a year. This year-round format allows students to complete their program of study and enter the work force more rapidly than students attending traditional colleges. Students are better able to be employed while attending ITT Technical Institutes than while attending traditional colleges, because classes are typically offered in four-hour sessions five days a week and are generally available in the morning, afternoon and evening. Programs of study are substantially standardized throughout the ITT Technical Institutes, enabling students to transfer, if necessary, to the same program offered at another ITT Technical Institute with less disruption to their education.

          Financial Strength and Regulatory Compliance. Management believes that the Company's financial strength enables it to capitalize on expansion opportunities and is an important factor in its ability to comply with federal and state regulatory requirements.

BUSINESS STRATEGY

     The Company has multiple opportunities for growth and has developed a business plan to increase revenues by increasing the number of programs of study and students at existing ITT Technical Institutes while adding additional locations to enhance operating efficiencies throughout the Company. Principal elements of this plan include the following:

     ENHANCE RESULTS AT THE SCHOOL LEVEL

          Increase Enrollments at Existing Schools. ESI has successfully increased student enrollment. Total student enrollment at ITT Technical Institutes open for more than 24 months increased 6.2% from December 31, 1996 to December 31, 1997 and 7.2% from December 31, 1995 to December 31, 1996. Management believes that current demographic trends will support increased enrollment of high school graduates. In addition, the Company intends to increase recruiting efforts aimed at increasing enrollments of working adults.

          Broaden Availability of Current Program Offerings. The Company intends to continue to expand program offerings at existing schools with the objective of offering at least three programs at each ITT Technical Institute. Since January 1, 1993, the Company has increased the number of institutes which offer three or more programs from 16 to 29. The Company increased the number of program offerings at three existing ITT Technical Institutes in March 1998 and intends to increase the number of program offerings at approximately nine additional existing institutes in the remainder of 1998. Management believes that the introduction of higher level programs at additional ITT Technical Institutes will attract more students and increase the number of students continuing their studies beyond the associate degree level.

          Develop or Acquire Additional Degree Programs. The Company also plans to introduce programs in additional fields of study and at different degree levels. ESI has introduced three new degree programs since December 1995, which had a total of 319 students enrolled at December 31, 1997. The Company believes that the development and introduction of new programs attract a broader base of students and motivate current students to extend their studies. ESI intends to test an associate degree program in Computer Network Systems Technology ("CNS") at one institute in September 1998 to target the growing need for technically skilled personnel in the computer systems field. The new CNS program will be considered for testing at additional institutes thereafter.


          Extend Total Program Time. By increasing the number of institutes that offer graduates of the eight- and six-quarter associate degree programs (which are the primary program offerings at most institutes) an additional four or six quarters of study, respectively, in which they can earn a bachelor degree, the Company has been able to extend the total program time for which a student can enroll. As a result, the average total program time for which ITT Technical Institute students have enrolled has increased from 18 months in 1986 to 24 months in 1997. The Company expects that the average total program time for which ITT Technical Institute students enroll will increase further as additional bachelor degree programs are added.



          Improve Student Outcomes. The Company seeks to improve the graduation and graduate employment rates of the undergraduate students at ITT Technical Institutes by providing extensive academic services and career services. From 1993 through 1997, the percent of ITT Technical Institute graduates (other than graduates who continued in a bachelor degree program at an ITT Technical Institute) who were employed in fields involving their programs of study increased from 83% to 90%.


     INCREASE THE NUMBER OF ITT TECHNICAL INSTITUTES

          The Company plans to add new ITT Technical Institutes at sites throughout the United States. The Company opened three new technical institutes in 1997 and one new technical institute in March 1998 and intends to open five additional new technical institutes in the remainder of 1998. The Company also intends to continue to evaluate the acquisition of schools located in markets where ITT Technical Institutes are not presently located.

     INCREASE MARGINS BY LEVERAGING FIXED COSTS AT SCHOOL AND HEADQUARTERS
LEVELS

          By optimizing school capacity and class size, the Company has the ability to gain additional revenues from increased enrollment without incurring a proportionate increase in fixed costs at the institutes. In addition, centralization of management functions and the implementation of operational uniformity among its 63 institutes have resulted in substantial operating efficiencies. Expenses incurred at headquarters (including the district offices) declined as a percentage of revenues from 6.8% in 1993 to 5.3% in 1997 as a result of increased revenues and these operating efficiencies.

RECENT DEVELOPMENTS

     Starwood/ITT Merger. On February 23, 1998, Starwood completed the acquisition of ITT in accordance with the Amended and Restated Agreement and Plan of Merger dated as of November 12, 1997 (the "Merger Agreement") among Starwood, Inc., Chess Acquisition Corp., a Nevada corporation and a subsidiary of Starwood, Inc. ("Chess"), Starwood Trust and ITT. Pursuant to the Merger Agreement, Chess was merged with and into ITT (the "Merger") and ITT became a subsidiary of Starwood, Inc. Starwood is the largest hotel and gaming company in the world in terms of revenue and owns, manages or franchises a geographically diversified portfolio of approximately 650 hotel properties.


     ITT holds 22,500,000 shares, or 83.3%, of the Company's outstanding Common Stock. Accordingly, the Merger constituted a change in control of the Company and its ITT Technical Institutes under the regulations of the federal and most state education authorities. As a result, each ITT Technical Institute campus group became ineligible to participate in federal student financial aid programs as of the date of the Merger. Effective March 20, 1998, the eligibility of each ITT Technical Institute campus group to participate in federal student financial aid programs was reinstated by the U.S. Department of Education ("DOE"). The DOE's approval was on a provisional basis, which is the DOE's practice for all institutions following a change in control. See "Risk Factors -- Potential Adverse Effects of Regulation -- Change in Control" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Three Months Ended March 31, 1998 Compared to Three Months Ended March 31, 1997 -- Change in Control Expenses."



     Starwood, Inc. has announced that it is exploring a range of disposition strategies for the Company. To that end, the Offering is being made hereby. Although the Offering will be considered a change in control by certain state education authorities, it will not be considered a change in control by the DOE or the two accrediting commissions that accredit the Company's institutes. The Company has obtained all approvals of the Offering from those state education authorities that require approval before the Offering occurs. Future sales or transfers of shares of Common Stock by ITT could result in a change in control of the Company. ITT has agreed not to make any such sales or transfers that would cause a change in control of the Company until the Company receives all of the required prior approvals from the applicable federal and state education authorities. See "Risk Factors -- Potential Adverse Effects of Regulation -- Change in Control" and "Relationship with Selling Stockholder and Related Transactions."


                                  THE OFFERING


Common Stock offered by the Selling
  Stockholder.........................     11,350,000 shares


Common Stock outstanding..............     26,999,952 shares(1)

NYSE Symbol...........................     ESI
---------------
(1) Excludes (i) 810,000 shares of Common Stock issuable upon the exercise of outstanding options (of which options for 266,250 shares are currently exercisable) and (ii) an aggregate of 3,645,000 shares of Common Stock reserved for issuance under the 1997 ITT Educational Services, Inc. Incentive Stock Plan (the "1997 Stock Plan") and the ITT Educational Services, Inc. 1994 Stock Option Plan (the "1994 Stock Option Plan" and, together with the 1997 Stock Plan, the "Stock Plans").

                      SUMMARY FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

     The following table sets forth certain financial data for the Company. This information should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere or incorporated by reference in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                      THREE MONTHS ENDED
                                          MARCH 31,                        YEAR ENDED DECEMBER 31,
                                    ----------------------   ----------------------------------------------------
                                       1998         1997       1997       1996       1995       1994       1993
                                    -----------   --------   --------   --------   --------   --------   --------
                                         (UNAUDITED)
STATEMENT OF INCOME DATA:
Total revenue.....................   $ 72,287     $ 64,476   $261,664   $232,319   $201,831   $186,907   $168,997
Operating income..................     10,970        8,956     26,223     20,576     14,225     11,832     13,839
Interest income, net(1)...........      1,244        1,380      5,565      4,119      4,802        232         80
Income before income taxes........     12,214       10,336     31,788     24,695     19,027     12,064     13,919
Net income........................      7,328        6,202     19,123     14,851     11,391      7,162      8,314
Earnings per share (basic and
  diluted)(2).....................       $.27         $.23       $.71       $.55       $.42       $.32       $.37

OTHER OPERATING DATA:
EBITDA(3).........................   $ 13,184     $ 10,914   $ 34,162   $ 28,069   $ 21,767   $ 18,687   $ 20,182
Operating losses from new
  technical institutes before
  income taxes(4).................   $  1,060     $    964   $  3,165   $  5,721   $  7,123   $  7,316   $  2,914
Capital expenditures, net.........   $  2,265     $  4,027   $ 11,465   $  7,868   $  8,206   $  7,688   $  6,679
Number of students at end of
  period..........................     23,879       22,172     24,498     22,633     20,618     20,668     19,860
Number of technical institutes at
  end of period...................         63           59         62         59         56         54         48
                                        AT
                                     MARCH 31,      AT DECEMBER 31,
                                    -----------   -------------------
                                       1998         1997       1996
                                    -----------   --------   --------
                                    (UNAUDITED)
BALANCE SHEET DATA:
Cash, restricted cash and cash
  invested with ITT...............   $ 96,906     $ 98,689   $ 95,793

Total current assets..............    115,458      112,958    108,449

Property and equipment less
  accumulated depreciation........     22,937       22,886     19,360

Total assets......................    148,787      145,914    135,749

Total current liabilities.........     51,463       55,946     65,405

Shareholders' equity..............     95,143       87,815     68,692



---------------
(1) See Note 3 of Notes to Financial Statements for information concerning intercompany interest between the Company and ITT. Prior to the Company's initial public offering in December 1994 (the "Initial Public Offering"), the Company did not receive interest on the full amount of net cash balances invested with ITT and was assessed an interest charge based on an allocation of the consolidated debt of ITT. After the Initial Public Offering and until February 5, 1998, the Company received interest from ITT on the amount of any net cash balances invested with ITT and no longer was subject to an interest charge based on such an allocation. Since February 5, 1998, the Company has performed its own cash management functions and no longer has any cash invested with ITT. Depending upon current interest rates on short-term investments, the Company may not be able to obtain the same yields on its cash balances that were being paid by ITT. Accordingly, interest income, net may decrease in 1998.


(2) Earnings per share data are based on historical net income and the number of shares of Common Stock outstanding during each period after giving retroactive effect to the three-for-two stock splits in April and November 1996. Earnings per share for all periods have been calculated in conformity with Statement of Financial Accounting Standards No. 128, "Earnings per Share."


(3) EBITDA represents earnings before interest and financial charges, income taxes, depreciation and amortization. The Company has included information concerning EBITDA (which is not a measure of financial performance under generally accepted accounting principles) because it understands that it is used by certain investors as one measure of an issuer's financial performance. EBITDA should not be construed as an alternative to operating income (as determined in accordance with generally accepted accounting principles) as an indicator of the Company's performance or cash flows from operating activities (as determined in accordance with generally accepted accounting principles) or as a measure of liquidity.

(4) Operating losses from new technical institutes before income taxes represents operating losses before income taxes, including amortization of deferred pre-opening costs, for institutes in the first 24 months after their first class start.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing any shares of Common Stock offered hereby. This Prospectus contains certain statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act (and Section 21E of the Exchange Act). These forward-looking statements are based on the beliefs of, as well as assumptions made by and information currently available to, the Company's management. All statements which are not statements of historical fact are intended to be such forward-looking statements. Such statements reflect the current views of the Company or its management and are subject to certain risks, uncertainties and assumptions, including, but not limited to, those set forth in the following Risk Factors. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, the Company's actual results, performance or achievements in 1998 and beyond could differ materially from those expressed in, or implied by, such forward-looking statements.

POTENTIAL ADVERSE EFFECTS OF REGULATION

     The Company and the ITT Technical Institutes are subject to extensive regulation by federal and state governmental agencies and accrediting commissions. At the federal level, the Higher Education Act of 1965, as amended (the "HEA"), and the regulations promulgated thereunder by the DOE set forth numerous and complex standards that schools must satisfy in order to participate in the federal student financial aid programs under Title IV of the HEA ("Title IV Programs"). These standards are designed to limit institutional dependence on Title IV Program funds, prevent institutions with unacceptable student loan default rates from participating in Title IV Programs and, in general, require institutions to satisfy certain criteria related to educational value, administrative capability and financial responsibility. Sixty of the 63 ITT Technical Institutes currently participate in Title IV Programs, and the other three institutes, which were recently opened, have begun the certification process for participation in Title IV Programs. In 1997, the Company indirectly derived approximately 70% of its revenues from Title IV Programs.

     Proprietary providers of postsecondary education have been subjected to increased scrutiny and regulation by the DOE and other regulatory authorities as a result of concern about fraud and abuse of federal student financial aid programs by certain proprietary institutions. The Company believes that the ITT Technical Institutes are in substantial compliance with the HEA and its implementing regulations. The Company cannot, however, predict with certainty how all of the HEA provisions and the implementing regulations will be applied. It is also possible that the HEA and its implementing regulations may be applied in a way that could hinder the Company's operations or expansion plans. In the event of a determination by the DOE that one of the ITT Technical Institutes improperly disbursed Title IV Program funds or violated a provision of the HEA or the implementing regulations, the affected institute could be required to repay those funds, assessed an administrative fine, transferred to the "reimbursement" system of receiving Title IV Program funds (which delays the institute's receipt of such funds), and subjected to other civil and criminal penalties. The failure by any of the ITT Technical Institutes to comply with applicable federal, state or accrediting commission requirements could result in the limitation, suspension or termination of that institution's ability to participate in Title IV Programs or the loss of state authorization or accreditation. Any such event could have a material adverse effect on the Company's financial condition, results of operations or cash flows. There are no proceedings for any such purposes pending, and the Company has no reason to believe that any such proceeding by the DOE is contemplated. See
"Business -- Regulation of Federal Financial Aid Programs."

     Significant factors relating to Title IV Programs that could adversely affect the Company include the following:

          Change in Control. The DOE, the two accrediting commissions that accredit the ITT Technical Institutes (the "Accrediting Commissions") and most of the state education authorities that regulate the ITT Technical Institutes (the "SEAs") have laws, regulations and/or standards ("Regulations") pertaining to the change in ownership and/or control (collectively "change in control") of educational institutions, but these Regulations do not uniformly define what constitutes a change in control. The DOE's Regulations describe certain transactions that constitute a change in control, including the transfer of a controlling interest in the voting stock of an institution or such institution's parent corporation. The DOE's standards also specify that a change in control of a publicly traded corporation, such as the Company, occurs when there is an event that obligates the corporation to file a Current Report on Form 8-K with the Securities and Exchange Commission disclosing a change in control. Upon the occurrence of a change in control under the DOE's Regulations, an institution immediately becomes ineligible to participate in Title IV Programs and can only receive and disburse certain Title IV Program funds that were previously committed to its students, until it has applied for certification and is reinstated by the DOE to continue Title IV Program participation under such institution's new ownership and control. The time required for the DOE to act on such an application can vary substantially and may take several months. The DOE's Regulations also require that all of the ITT Technical Institutes in a particular campus group have their state authorizations and accreditations reaffirmed or reestablished before any institute in that campus group can regain its eligibility from the DOE to continue participation in Title IV Programs. The Regulations of the SEAs and Accrediting Commissions vary widely with respect to what constitutes a change in control, with most including the sale of a controlling interest of common stock in the definition of a change in control, but those Regulations are subject to varying interpretations as to whether a particular transaction constitutes a change in control. Many of the SEAs, including the California SEA which authorizes 11 ITT Technical Institutes, require that a change in control of an institution be approved before it occurs in order for the institution to maintain its SEA authorization. Other SEAs will only review a change in control of an institution after it occurs. The Accrediting Commissions will not reaccredit an institution following a change in control until the institution submits a complete application for reaccreditation, but may temporarily continue or reinstate an institution's accreditation to allow time for the completion and review of the application.

          The DOE, the Accrediting Commissions and most of the SEAs (including the California SEA) considered the Merger to constitute a change in control of the Company and the ITT Technical Institutes under their respective Regulations. As a result, effective upon the Merger, each ITT Technical Institute campus group immediately became ineligible to participate in all of the Title IV Programs. The Company obtained all prior approvals of the Merger from the Accrediting Commission and the SEAs that required such approval before the Merger occurred. Since the Merger, the Company has obtained temporary approval of the Merger from the other Accrediting Commission, final approvals of the Merger from some of the SEAs required after a change in control occurs and continued authorization to operate from the remaining SEAs. The Company is continuing to pursue final approvals from such Accrediting Commission and SEAs. The DOE approved the reinstatement of each ITT Technical Institute campus group's participation in Title IV Programs effective March 20, 1998. The DOE's approval was on a provisional basis, which is the DOE's practice for all institutions following a change in control. As an additional condition of each institute's provisional certification, the DOE directed the Company to maintain an undefined sufficient level of cash or cash equivalents, and to revise its current accounting treatment of direct marketing costs, revenue recognition and amortization of direct marketing costs or provide evidence that the Company's treatment of these items is in conformance with Generally Accepted Accounting Principles ("GAAP"). The Company believes that its treatment of these items is in accordance with GAAP and that it maintains cash and cash equivalents in sufficient amounts to satisfy the DOE, but there can be no assurance thereof. If the Company is required to change its accounting treatment for any of the above items, management does not believe that such change would have a material adverse effect on the Company's financial condition or results of operations before the cumulative effect of any change in accounting. Four campus groups each had one additional condition placed on their provisional certification. See "Business -- Regulation of Federal Financial Aid Programs -- Eligibility and Certification Procedures" and "-- Change in Control."


          The Offering will constitute a change in control under the Regulations of certain SEAs (but not the California SEA), but not under the Regulations of the DOE or of either Accrediting Commission. Thus, certain ITT Technical Institutes will be subject to review by their applicable SEAs to reaffirm their authorization as a result of the Offering. A significant delay in obtaining or the failure to obtain SEA authorization of any ITT Technical Institute could have a material adverse effect on the Company's financial condition or results of operations. The Company does not believe it will experience any material delay or difficulty in obtaining SEA authorization of any affected institute. The Company has obtained all approvals of the Offering from those SEAs that require approval before the Offering occurs.


          A change in control under the Regulations of the DOE, the Accrediting Commissions and most of the SEAs could also occur as the result of certain future transactions involving the ITT Technical Institutes, the Company or a principal stockholder, including but not limited to ITT's disposition of a significant portion of the shares of Common Stock that it retains after the Offering, certain corporate reorganizations and certain changes in the boards of directors of such corporations. Starwood, Inc. has announced that it is exploring a range of disposition strategies for the Company. The Company believes that if a future transaction results in a change in control of the ITT Technical Institutes, the Company or a principal stockholder, the Company will be able to obtain all necessary approvals from the DOE, the SEAs and the Accrediting Commissions, with the possible exception of the California SEA. There can be no assurance, however, that all such approvals can be obtained in a timely manner. In particular, obtaining such approval from the California SEA, which authorizes 11 ITT Technical Institutes, could be adversely affected by a state statute that prohibits the California SEA from approving a change in control application by any applicant that has been found in any judicial or administrative proceeding to have violated certain provisions of the California Education Code ("CEC"). In October 1996, a state court jury determined that the Company, through its ITT Technical Institute in San Diego, California, violated those provisions of the CEC. The Company has appealed the jury's verdict in that case. While the California SEA approved the change in control application submitted by the Company with respect to the Merger, there can be no assurance that it will approve any future change in control application submitted by the Company. See "Business -- Change in Control" and "Business -- Legal Proceedings."

          A material adverse effect on the Company's financial condition, results of operations and cash flows would result if a change in control of the Company occurred and a material number of ITT Technical Institutes failed, in a timely manner, to be reauthorized by their SEAs (including the California SEA in particular), reaccredited by their Accrediting Commissions or recertified by the DOE to participate in Title IV Programs. See "Business -- Change in Control."

          Risk of Legislative Action. Title IV Programs are subject to significant political and budgetary pressures. The HEA is reauthorized by the U.S. Congress approximately every six years, and the next reauthorization is expected to be completed in 1998 or 1999. There can be no assurance that funding for Title IV Programs will continue to be available or maintained at current levels or that current requirements for institutional participation and student eligibility will not change. A reduction in Title IV Program funding levels or a limitation of the Company's participation in Title IV Programs could result in lower enrollments and require the Company to arrange for alternative sources of financial aid for its students. Given the significant percentage of the Company's revenues that are indirectly derived from Title IV Programs, any significant reduction in Title IV Program funding or the ability of the ITT Technical Institutes or their students to participate in Title IV Programs could have a material adverse effect on the Company's financial condition or results of operations. See "Business -- Regulation of Federal Financial Aid Programs -- Risk of Legislative Action."

          Student Loan Defaults. Under the HEA, an institution may lose its eligibility to participate in some or all Title IV Programs if student defaults on federal student loans exceed certain rates. An institution whose cohort default rate on loans under the Federal Family Education Loan ("FFEL") programs and the Federal Direct Loan ("FDL") programs is 25% or greater for three consecutive federal fiscal years loses eligibility to participate in those programs for the remainder of the federal fiscal year in which the DOE determines that the institution has lost its eligibility and for the two subsequent federal fiscal years.

          The ITT Technical Institute in Garland, Texas had FFEL/FDL cohort default rates exceeding 25% for the 1993, 1994 and 1995 federal fiscal years. The ITT Technical Institute in San Antonio, Texas had FFEL/FDL cohort default rates exceeding 25% for the 1994 and 1995 federal fiscal years but a cohort default rate below 25% for the 1993 federal fiscal year. No other ITT Technical Institute campus group had an FFEL/FDL cohort default rate equal to or greater than 25% for the 1995 federal fiscal year, the latest year for which the DOE has published FFEL/FDL cohort default rates. The ITT Technical

     Institutes in Garland and San Antonio, Texas, which accounted for approximately 1.7% and 2.4%, respectively, of the Company's revenues in its 1997 fiscal year, have initiated appeals of their 1995 FFEL/FDL cohort default rates with the DOE. There can be no assurance that either institute's appeal will result in a recalculation of its 1995 FFEL/FDL cohort default rate to less than 25%. If the Garland, Texas ITT Technical Institute's appeal does not result in its 1995 FFEL/FDL cohort default rate being reduced to less than 25%, such institute will immediately become ineligible to participate in the FFEL and FDL programs. The Company has arranged for an unaffiliated private funding source to provide loans to the students enrolled at the Garland, Texas ITT Technical Institute in the event of such ineligibility. Another alternative would be to stop enrolling new students in the Garland institute, continue to teach the students already enrolled, and close the institute once the students already enrolled had completed their programs of study. If the San Antonio, Texas ITT Technical Institute's appeal does not result in its 1995 FFEL/FDL cohort default rate being reduced to less than 25% and such institute subsequently receives a 1996 FFEL/FDL cohort default rate equal to or greater than 25% and cannot reduce that rate to less than 25% through an appeal to the DOE, such institute will become ineligible to participate in the FFEL and FDL programs. Loss of eligibility to participate in the FFEL and FDL programs by both the Garland and San Antonio, Texas ITT Technical Institutes (but not by either alone) could have a material adverse effect on the Company's financial condition or results of operations.


          If an institution's FFEL/FDL cohort default rate is 25% or greater in any of the three most recent federal fiscal years, or if an institution's cohort default rate for loans under the Federal Perkins Loan ("Perkins") program exceeds 15% for any federal award year, that institution may be placed on provisional certification status by the DOE. When the Garland and San Antonio, Texas ITT Technical Institutes were provisionally recertified for participation in Title IV Programs following the Merger, one of the reasons each of those institutes received provisional certification was because the institute's FFEL/FDL cohort default rate exceeded 25% for at least one of the three most recent federal fiscal years. Each of those institutes was told that it would remain provisionally certified until its FFEL/FDL cohort default rates for the three most recent federal fiscal years for which such rates are available were all below 25%. Twenty-seven ITT Technical Institute campus groups (consisting of 53 institutes) had a Perkins cohort default rate in excess of 15% for students who were scheduled to begin repayment in the 1995/1996 federal award year, the most recent year for which such rate has been calculated. Thus, those ITT Technical Institutes could be placed on provisional certification status based on their Perkins cohort default rates. To date, no ITT Technical Institute campus group has been placed on provisional certification status because of its Perkins cohort default rate. See "Business -- Regulation of Federal Financial Aid Programs -- Student Loan Defaults,"
     "-- Administrative Capability" and "-- Eligibility and Certification Procedures."


          Financial Responsibility Standards. The HEA and its implementing regulations prescribe specific standards of financial responsibility that a proprietary institution must satisfy to participate in Title IV Programs. Under such standards, an institution must (a) have an acid test ratio (defined as the ratio of cash, cash equivalents and current accounts receivable to current liabilities) of at least 1:1 at the end of each fiscal year, (b) have a positive tangible net worth at the end of each fiscal year and (c) not have a cumulative net operating loss during its two most recent fiscal years that results in a decrease of more than 10% of the institution's tangible net worth at the beginning of such two-year period. If the DOE determines that an institution does not satisfy each of these numeric standards, that institution may establish its financial responsibility on an alternative basis by posting a letter of credit in favor of the DOE. Historically, the DOE has evaluated the financial condition of the ITT Technical Institutes on a consolidated basis based on the Company's financial statements. The DOE's regulations, however, permit the DOE to examine the financial statements of each ITT Technical Institute campus group, the Company, Starwood, Inc. and ITT. The Company has calculated that its acid test ratio at December 31, 1997 was 1.94:1, and the Company believes that it satisfied all the other standards of financial responsibility at the Company level as of that date. As a part of the DOE's review of the applications of the ITT Technical Institute campus groups to have their eligibility to participate in Title IV Programs reinstated after the Merger, the DOE evaluated the financial responsibility of all of the ITT Technical Institute campus groups following the Merger. The DOE determined that each of the campus groups satisfied the DOE's financial responsibility standards following the Merger, but the DOE directed the Company to address certain issues related to its financial condition and financial statements. See "-- Potential Adverse Effects of Regulation -- Change in Control" and "Business -- Change in Control."

          In November 1997, the DOE issued new regulations, to take effect July 1, 1998, which revised the DOE's standards of financial responsibility. These new standards replace the numeric tests described above with three different ratios: an equity ratio, a primary reserve ratio and a net income ratio, which are weighted and added together to produce a composite score for the institution. The Company applied these new regulations to the Company's audited financial statements for its 1997 fiscal year and has determined that it satisfied the new standards as of that date. The Company does not believe, based on its current understanding of how the revised financial responsibility standards will be applied, that these standards will have a material adverse effect on the Company's financial condition or results of operations or its expansion plans. See "Business -- Regulation of Federal Financial Aid Programs -- Financial Responsibility Standards."

          The "85/15 Rule." Under a provision of the HEA commonly referred to as the "85/15 Rule," a proprietary institution, such as each ITT Technical Institute campus group, becomes ineligible to participate in Title IV Programs if more than 85% of its applicable revenues for a fiscal year are derived from Title IV Programs. If any ITT Technical Institute campus group were to violate the 85/15 Rule for any fiscal year, it would be ineligible to participate in Title IV Programs as of the first day of the following fiscal year and would be unable to apply to regain its eligibility until the next fiscal year. For each of its 1996 and 1997 fiscal years, the Company has calculated that no ITT Technical Institute campus group derived more than 81% of its revenues from Title IV Programs, and for its 1997 fiscal year, the range for the campus groups was from approximately 61% to approximately 80%. See "Business -- Regulation of Federal Financial Aid Programs -- The '85/15 Rule'."


          Additional Locations and Program Offerings of ITT Technical Institutes. The HEA requires proprietary educational institutions, such as the ITT Technical Institute campus groups, to be in full operation for two years before the institution can qualify to participate in Title IV Programs. The HEA and applicable regulations, however, permit an institution that is already certified to participate in Title IV Programs to establish additional locations that may, after review by the DOE, begin to participate in Title IV Programs without satisfying the two-year requirement so long as each such additional location satisfies all other applicable requirements for institutional eligibility. The HEA and applicable regulations also permit institutions participating in Title IV Programs to offer additional programs without restricting the number or delaying the introduction of such programs, but students can only receive Title IV Program funds for enrollment in programs that satisfy all applicable requirements for eligibility. Applicable accrediting commission standards and state laws and regulations generally permit institutions to establish additional locations and expand their program offerings under certain conditions. Although such conditions limit the ability of the Company to establish additional locations and expand program offerings in certain circumstances, the Company does not believe, based on its current understanding of how the accrediting standards and state laws and regulations will be applied, that these limitations will have a material adverse effect on the Company's expansion plans. The Company's expansion plans assume its continued ability to (a) establish new ITT Technical Institutes as additional locations of existing ITT Technical Institute main campuses and (b) expand the program offerings at existing institutes. In its last three fiscal years, the Company has: (i) established eight new additional locations, six of which are participating in Title IV Programs and two of which are in the process of obtaining certification to participate; and (ii) added 35 programs at its existing ITT Technical Institutes. In addition, in March 1998 the Company established one new additional location, which is in the process of obtaining certification to participate in Title IV Programs. See "Business -- Regulation of Federal Financial Aid Programs -- Additional Locations and Program Offerings of ITT Technical Institutes."


          Availability of Lenders and Guarantors. In the Company's 1997 fiscal year, one lending institution provided approximately 62% of all federally guaranteed student loans to ITT Technical Institute students and one student loan guaranty agency guaranteed approximately 94% of all FFEL program loans made to ITT Technical Institute students. The Company believes that other lenders and guarantors would be willing to make and guarantee, respectively, FFEL program loans to its students if such loans or guarantees were no longer available from its primary lender or guarantor, but there can be no assurance in this regard. See "Business -- Regulation of Federal Financial Aid
     Programs -- Availability of Lenders and Guarantors."


          State Authorization and Accreditation. Each ITT Technical Institute must be authorized by the applicable state education authority(ies) to operate and grant degrees or diplomas to its students. State authorization and accreditation by an accrediting commission recognized by the DOE are also required in order for an institution to become and remain eligible to participate in Title IV Programs. Each ITT Technical Institute is subject to extensive regulation by its state education authority(ies) and accrediting commission, and the HEA specifies certain standards that each recognized accrediting commission must utilize in reviewing institutions. All 63 ITT Technical Institutes are currently authorized by one or more state education authorities. Sixty-one of those institutes are accredited by a recognized accrediting commission, and the other two institutes, which were recently opened, have applied for accreditation. One ITT Technical Institute (an additional location) is on probation by its accrediting commission. An institute on probation is required to demonstrate to the accrediting commission that the institute has taken corrective action and is in continuous compliance with accrediting commission standards. If any ITT Technical Institute on probation fails to make the applicable demonstration to the accrediting commission, the accrediting commission may revoke, refuse to renew or otherwise condition the institute's accreditation. Loss of state authorization or accreditation by any ITT Technical Institute: (a) would render (i) only the affected institute ineligible to participate in Title IV Programs, if the affected institute was an additional location or (ii) the entire campus group ineligible to participate in Title IV Programs, if the affected institute was a main campus; and (b) could have a material adverse effect on the Company's financial condition, results of operations and cash flows. Loss of state authorization by any ITT Technical Institute would also force the Company to close the institute, which could have a material adverse effect on the Company's financial condition or results of operations. See
     "Business -- State Authorization and Accreditation."


CONTROL BY ITT; RELATIONSHIP WITH ITT


     Prior to the Offering, ITT holds 83.3% of the outstanding shares of Common Stock. Consequently, ITT has had significant influence over the policies and affairs of the Company. Effective upon the Merger, ITT became a wholly owned subsidiary of Starwood, Inc. See "Relationship With Selling Stockholder and Related Transactions," "Principal and Selling Stockholder" and "Description of Capital Stock." Upon the completion of the Offering, Starwood, Inc., through its wholly owned subsidiary ITT, will beneficially own 41.3% of the outstanding shares of Common Stock (35.0% if the over-allotment option is exercised in full). Accordingly, ITT will continue to be able to substantially influence the outcome of corporate actions requiring stockholder approval, including the election of Directors, the adoption of amendments to the Company's Restated Certificate of Incorporation and the approval of mergers and certain sales of the Company's assets.



     At the time the Merger was consummated, four of the ten members of the Board of Directors of the Company (Bette B. Anderson, Robert A. Bowman, Richard
S. Ward and Margita E. White, all of whom were directors and/or executive officers of ITT prior to the Merger) resigned effective February 23, 1998. On February 25, 1998, the remaining members of the Board of Directors of the Company elected four individuals recommended by Starwood, Inc. (Tony Coelho, Robin Josephs, Merrick R. Kleeman and Barry S. Sternlicht) to fill the vacancies caused by such resignations and to serve as Directors for terms expiring at the 2000, 1999, 2000 and 1998 Annual Meeting of Shareholders, respectively, and until such Director's successor is duly elected and qualified. Mr. Sternlicht has been nominated for re-election as a Director at the Company's 1998 Annual Meeting of Shareholders for a term expiring at the 2001 Annual Meeting of Shareholders. Mr. Sternlicht serves as chairman and a director of Starwood, Inc. and as chairman, chief executive officer and a trustee of Starwood Trust. Mr. Sternlicht is also the general manager of Starwood Capital Group, L.L.C., which, together with its affiliates and Mr. Sternlicht, beneficially owns approximately 5.3% of the outstanding paired shares of Starwood, Inc. common stock and Starwood Trust beneficial interest. Mr. Kleeman is also a managing director of Starwood Capital Group, L.L.C. Mr. Coelho and Ms. Josephs are not affiliated with

ITT, Starwood, Inc., Starwood Trust or Starwood Capital Group, L.L.C. See "Relationship with Selling Stockholder and Related Transactions."


     Under agreements with the Company, since the Initial Public Offering in December 1994, ITT has provided certain administrative, financial, treasury, accounting, tax and other services to the Company and has made available certain of its employee benefit plans to the Company's employees. In addition, ITT and the Company are parties to a number of intercompany agreements covering matters such as corporate governance, tax sharing arrangements, the use of the "ITT" name, registration rights and employee benefits. For a description of these arrangements and certain changes thereto in connection with the Merger and the Offering, see "Relationship With Selling Stockholder and Related Transactions." Included among the intercompany agreements to become effective upon the consummation of the Offering is a Stockholder Agreement, pursuant to which the Company's Board of Directors is required, in connection with each annual meeting of the Company's stockholders, to nominate and recommend for election to the Board persons designated by ITT so that the total number of ITT designees on the Board is in relative proportion to the percentage of the outstanding shares of Common Stock held by ITT and its affiliates, up to a maximum of four such designees.



     A future change in ownership by Starwood, Inc. or ITT resulting in a change in control of the Company or the ITT Technical Institutes could have significant adverse regulatory consequences for the Company at the state and federal levels and could affect the accreditation of the ITT Technical Institutes. See
"-- Potential Adverse Effects of Regulation -- Change in Control."


     Conflicts of interest between the Company and ITT or Starwood, Inc. could arise with respect to business dealings between them, including potential acquisitions of businesses or properties, the issuance or sale of additional securities, other transactions involving the Company, the election of new or additional directors and the payment of dividends by the Company. The Company has not instituted any formal plan or arrangement to address potential conflicts of interest that may arise between the Company and ITT or Starwood, Inc. The Company's directors intend, however, to exercise reasonable judgment and take such steps as they deem necessary to resolve any specific conflict of interest that may occur and will determine what, if any, specific measures, such as the retention of an independent advisor or independent counsel or the appointment of a special committee, may be necessary or appropriate. There can be no assurance that any conflicts will be resolved in favor of the Company.

MATERIAL LITIGATION

     The Company is subject to several pending legal proceedings instituted by or on behalf of former students alleging misrepresentations and statutory violations. In October 1996, the Company had a judgment rendered against it in a California state court for approximately $3.7 million, plus interest, in a lawsuit brought by seven graduates of the hospitality program at the San Diego ITT Technical Institute. The suit alleged, among other things, misrepresentation, civil conspiracy and statutory violations of the state education code by the Company, based on the plaintiffs' claims that the defendants (a) made misrepresentations and engaged in deceptive acts in the recruitment of the plaintiffs for, and/or in the promotion of, the program, (b) provided inadequate instruction, (c) used inadequate facilities and equipment in the program and inappropriate forms of contracts with the plaintiffs, (d) failed to provide the plaintiffs with all required information and disclosures and (e) misrepresented the plaintiffs' prospects for employment upon graduation, the employment of the program's graduates and the plaintiffs' ability to transfer program credits. The Company has appealed that decision. The Company has made no provision (other than for the Company's legal expenses) for the awards.

     Six other legal proceedings are pending in California state court involving former students who attended the ITT Technical Institutes in California. The three plaintiffs in one of these legal proceedings each attended one of three different programs (i.e., hospitality, EET and CAD) and allege that the Company, ITT and ten Company employees violated state education laws, based on the plaintiffs' claims that the defendants (a) made misrepresentations and engaged in deceptive acts in the recruitment of students for, and/or in the promotion of, the programs offered in California, (b) failed to provide students with all required information and disclosures and (c) misrepresented students' prospects for employment upon graduation and the employment of the programs' graduates. The request of the plaintiffs in that legal proceeding to have their action certified as a class action on behalf of all persons similarly situated who attended an ITT Technical Institute in California has been denied by the court. The 17 plaintiffs in the other five California state court legal proceedings each attended the hospitality program at the San Diego ITT Technical Institute and allege that the Company, ITT and a Company employee committed intentional misrepresentation and/or concealment, civil conspiracy and violations of state education, consumer protection and trade practices laws. The plaintiffs in those actions claim that the defendants (a) made misrepresentations and engaged in deceptive acts in the recruitment of the plaintiffs for, and/or in the promotion of, the program, (b) used inadequate facilities and equipment in the program and inappropriate forms of contracts with the plaintiffs, (c) failed to provide the plaintiffs with all required information and disclosures and a fully executed copy of their contracts with the Company and (d) misrepresented the plaintiffs' prospects for employment upon graduation, the employment of the program's graduates and the plaintiffs' externship portion of the program.



     Another legal proceeding is pending in federal court in California involving nine former students who attended the hospitality program at either the Maitland or San Diego ITT Technical Institute. The suit alleges that the Company and ITT committed common law fraud and/or concealment, civil conspiracy and violations of a federal racketeering statute and state education, consumer protection and trade practices laws. The plaintiffs in that action claim that the defendants (a) made misrepresentations and engaged in deceptive acts in the recruitment of students for, and/or in the promotion of, the program, (b) failed to provide students with all required information and disclosures and (c) misrepresented students' prospects for employment upon graduation, the employment of the program's graduates and the students' externship portion of the program. The plaintiffs in that legal proceeding seek to have their action certified as a class action on behalf of all persons similarly situated who attended the program at the Indianapolis, Maitland, Portland or San Diego ITT Technical Institutes.


     There can be no assurance as to the ultimate outcome of any of the litigation involving the Company. An unsuccessful appeal of the California judgment or judgments against the Company in the other California legal proceedings or in other similarly based legal proceedings could have a material adverse effect on the financial condition or results of operations of the Company. See "Business -- Legal Proceedings."

COMPETITION

     The postsecondary education market in the United States is highly fragmented and competitive with no private or public institution enjoying a significant market share. ITT Technical Institutes compete for students with four-year and two-year degree granting institutions, which include non-profit public and private colleges and proprietary institutions, as well as with alternatives to higher education such as military service or immediate employment. Management believes that competition among educational institutions is based on the quality of the educational program, perceived reputation of the institution, cost of the program and employability of graduates. Certain public and private colleges may offer programs similar to those of the ITT Technical Institutes at a lower tuition cost due in part to governmental subsidies, government and foundation grants, tax deductible contributions or other financial resources not available to proprietary institutions. Other proprietary institutions also offer programs that compete with those of the ITT Technical Institutes. Certain of the Company's competitors in both the public and private sector have greater financial and other resources than the Company. There can be no assurance that competitive pressures will not have a material adverse effect on the financial condition or results of operations of the Company.

SEASONALITY IN RESULTS OF OPERATIONS

     The Company's quarterly results of operations tend to fluctuate significantly within a fiscal year because of differences in the number of weeks of earned tuition revenue in each fiscal quarter and the timing of student matriculations. The Company's first and third fiscal quarters have 13 weeks of earned tuition revenue, while the second and fourth quarters have 11 weeks of earned tuition revenue because of two-week vacation breaks in June and December. In addition, revenues in the third and fourth fiscal quarters generally benefit from increased student matriculations as the number of new students entering ITT Technical Institutes tends to be substantially higher in June and September because of the significant number of recent high school graduates entering ITT Technical Institutes for the academic quarters beginning in those two months. The Company's incurrence of costs, however, is generally not affected by the academic schedule, and such costs do not fluctuate significantly on a quarterly basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Variations in Quarterly Results of Operations."

RISKS ASSOCIATED WITH CHANGES IN MARKET NEEDS AND TECHNOLOGY

     Prospective employers of graduates of ITT Technical Institutes increasingly demand that their entry-level employees possess appropriate technical skills. The Company believes its management processes and information systems should permit the Company to make changes in curricula content and supporting technology in response to market needs. The inability of the Company to adequately respond, however, to changes in market requirements due to financial constraints, unusually rapid technological change or other factors could have a material adverse effect on the Company's financial condition or results of operations.

DEPENDENCE ON KEY EMPLOYEES

     The Company's future performance will depend, in part, on the efforts and abilities of the Company's executive officers and in particular Rene R. Champagne, Chairman, President and Chief Executive Officer of the Company. The loss of the services of Mr. Champagne or one or more other executive officers could have an adverse effect on the Company's business. None of the Company's executive officers is subject to an employment or non-competition agreement with the Company. The Company has no key man life insurance on any of its employees.

POTENTIAL ADVERSE EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE

     No predictions can be made as to the effect, if any, that future sales of shares of Common Stock, or the availability of shares of Common Stock for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market following the Offering, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and may make it more difficult for the Company to sell its equity securities in the future at a time and price which it deems appropriate.


     Immediately after the Offering, the Company will continue to have outstanding 26,999,952 shares of Common Stock. The shares of Common Stock sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act except for any of those shares of Common Stock that are beneficially owned at any time by an "affiliate" of the Company within the meaning of Rule 144 under the Securities Act (which sales will be subject to the timing, volume and manner of sale limitations of Rule 144). The 11,150,000 outstanding shares of Common Stock that will be held by the Selling Stockholder after the Offering (9,450,000 shares if the over-allotment option is exercised in full) are "restricted" securities within the meaning of Rule 144 under the Securities Act and may not be publicly resold, except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from registration, including that provided by Rule 144 under the Securities Act. The Selling Stockholder has certain registration rights with respect to the shares of Common Stock owned by it. See "Relationship with Selling Stockholder and Related Transactions."


     The Company, its executive officers, ITT and Starwood, Inc. have agreed that they will not offer, sell, contract to sell, announce any intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, any shares of Common Stock or securities or other rights convertible into or exchangeable or exercisable for any shares of Common Stock, without the prior written consent of Credit Suisse First Boston Corporation, for a period of 180 days after the date of this Prospectus; provided, however, that such restrictions will not affect the ability of the Company to grant stock options for Common Stock pursuant to the Stock Plans, or to issue Common Stock pursuant to the exercise of stock options currently outstanding or granted pursuant to the Stock Plans. See "Shares Eligible for Future Sale" and "Underwriting."

ANTI-TAKEOVER PROVISIONS

     Certain provisions of Delaware law, the Company's Restated Certificate of Incorporation and the Company's By-Laws could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. These provisions of Delaware law, the Company's Restated Certificate of Incorporation and the Company's By-Laws may also have the effect of discouraging or preventing certain types of transactions involving an actual or threatened change of control of the Company (including unsolicited takeover attempts), even though such a transaction may offer the Company's stockholders the opportunity to sell their stock at a price above the prevailing market price. Certain of these provisions authorize the issuance of "blank check" preferred stock, divide the Board of Directors into three classes expiring in rotation, require advance notice for stockholder proposals and nominations, prohibit stockholders from calling a special meeting and prohibit stockholder action by written consent. These provisions may make it more difficult for stockholders to take certain corporate actions and could have the effect of delaying or preventing a change in control of the Company. See "Description of Capital Stock -- Preferred Stock," "-- Provisions of Restated Certificate of Incorporation and By-Laws Affecting Change in Control" and "-- Delaware General Corporation Law."

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is listed on the NYSE under the trading symbol "ESI." The prices set forth below reflect the high and low sale prices of the Common Stock during the periods indicated, as reported in the consolidated transaction reporting system of the NYSE. These prices have been restated to reflect the following adjustments to the market price of the Common Stock: (a) on April 16, 1996 to reflect the three-for-two Common Stock split declared by the Company on March 22, 1996 and effected by payment of a stock dividend on April 15, 1996; and (b) on November 15, 1996 to reflect the three-for-two Common Stock split declared by the Company on October 8, 1996 and effected by payment of a stock dividend on November 4, 1996.


                                                            HIGH        LOW
                                                           -------    -------
1996
First Quarter............................................  $15.109    $11.063
Second Quarter...........................................   22.750     14.891
Third Quarter............................................   25.672     17.500
Fourth Quarter...........................................   26.078     18.250
1997
First Quarter............................................  $27.000    $21.500
Second Quarter...........................................   25.000     19.375
Third Quarter............................................   26.750     19.000
Fourth Quarter...........................................   26.000     20.750
1998
First Quarter............................................  $28.375    $21.375
Second Quarter (through April 28, 1998)..................   32.750     26.875



     On April 28, 1998, the last reported sale price of the Common Stock on the NYSE was $31.00 per share. There were approximately 200 holders of record, and approximately 1,500 beneficial owners, of the Common Stock on April 28, 1998.


                                DIVIDEND POLICY

     No cash dividends were declared by the Company in 1996 or 1997. The Company anticipates that it will not pay any cash dividends on the Common Stock for the foreseeable future and that it will retain its earnings to finance future growth. The declaration and payment of dividends by the Company are subject to the discretion of its Board of Directors and compliance with applicable law. Any determination as to the payment of dividends in the future will depend on, among other things, general business conditions, the effect of such payment on the Company's financial condition and other factors the Company's Board of Directors may in the future consider to be relevant.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company at March 31, 1998. The Company will not receive any of the proceeds from the Offering. See "Principal and Selling Stockholder." This table should be read in conjunction with the Financial Statements and Notes thereto included elsewhere in this Prospectus.



                                                                 MARCH 31, 1998
                                                                 --------------
                                                             (DOLLARS IN THOUSANDS)
Long-term debt..............................................        $    --
Shareholders' equity:
  Preferred Stock, $.01 par value; 5,000,000 shares
     authorized; none issued and outstanding................             --
  Common Stock, $.01 par value; 50,000,000 shares
     authorized; 26,999,952 issued and outstanding(1).......            270
  Capital surplus...........................................         32,513
  Retained earnings.........................................         62,360
                                                                    -------
          Total shareholders' equity........................         95,143
                                                                    -------
  Total capitalization......................................        $95,143
                                                                    =======


---------------

(1) Excludes 4,455,000 shares of Common Stock which may be issued pursuant to the Company's Stock Plans, under which options to purchase an aggregate of 810,000 shares of Common Stock were outstanding on March 31, 1998.

                     SELECTED FINANCIAL AND OPERATING DATA


     The following selected financial data of the Company are qualified by reference to and should be read in conjunction with the Financial Statements and Notes thereto and other financial data included elsewhere or incorporated by reference herein. The statement of income data set forth for each of the three years in the period ended December 31, 1997 and the balance sheet data as of December 31, 1997 and 1996 have been derived from the Financial Statements of the Company which have been audited by Price Waterhouse LLP, independent accountants, whose report thereon is included elsewhere in this Prospectus. The statement of income data for each of the two years in the period ended December 31, 1994 and the balance sheet data as of December 31, 1995, 1994 and 1993 have been derived from audited financial statements of the Company not included in this Prospectus. The statement of income data for each of the three months ended March 31, 1998 and 1997 and the balance sheet data as of March 31, 1998 have been derived from the Company's unaudited financial statements which were prepared on the same basis as the audited financial statements and which, in the opinion of management, include all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the information set forth below. These historical results are not necessarily indicative of the results to be expected in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                   THREE MONTHS ENDED
                                                       MARCH 31,                        YEAR ENDED DECEMBER 31,
                                                 ----------------------   ----------------------------------------------------
                                                     1998        1997       1997       1996       1995       1994       1993
                                                 ------------   -------   --------   --------   --------   --------   --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF INCOME DATA:
Revenue:
  Tuition......................................    $ 62,587     $55,746   $222,457   $196,692   $171,936   $159,575   $144,908
  Other educational(1).........................       9,700       8,730     39,207     35,627     29,895     27,332     24,089
                                                   --------     -------   --------   --------   --------   --------   --------
        Total revenues.........................      72,287      64,476    261,664    232,319    201,831    186,907    168,997
                                                   --------     -------   --------   --------   --------   --------   --------
Cost of educational services...................      41,438      37,984    163,053    145,197    130,338    121,594    108,075
Student services and administrative expenses...      19,436      17,536     72,388     66,546     57,268     53,481     47,083
Change in control expenses.....................         443          --         --         --         --         --         --
                                                   --------     -------   --------   --------   --------   --------   --------
        Total costs and expenses...............      61,317      55,520    235,441    211,743    187,606    175,075    155,158
Operating income...............................      10,970       8,956     26,223     20,576     14,225     11,832     13,839
Interest income, net(2)........................       1,244       1,380      5,565      4,119      4,802        232         80
                                                   --------     -------   --------   --------   --------   --------   --------
Income before income taxes.....................      12,214      10,336     31,788     24,695     19,027     12,064     13,919
Income taxes...................................       4,886       4,134     12,665      9,844      7,636      4,902      5,605
                                                   --------     -------   --------   --------   --------   --------   --------
Net income.....................................    $  7,328     $ 6,202   $ 19,123   $ 14,851   $ 11,391   $  7,162   $  8,314
                                                   ========     =======   ========   ========   ========   ========   ========
Earnings per common share (basic and
  diluted)(3)..................................    $    .27     $   .23   $    .71   $    .55   $    .42   $    .32   $    .37
                                                   --------     -------   --------   --------   --------   --------   --------
OTHER OPERATING DATA:
EBITDA(4)......................................    $ 13,184     $10,914   $ 34,162   $ 28,069   $ 21,767   $ 18,687   $ 20,182
Operating losses from new technical institutes
  before income taxes(5).......................    $  1,060     $   964   $  3,165   $  5,721   $  7,123   $  7,316   $  2,914
Capital expenditures, net......................    $  2,265     $ 4,027   $ 11,465   $  7,868   $  8,206   $  7,688   $  6,679
Number of students at end of period............      23,879      22,172     24,498     22,633     20,618     20,668     19,860
Number of technical institutes at end of
  period.......................................          63          59         62         59         56         54         48



                                                 AT MARCH 31,                               AT DECEMBER 31,
                                                 ------------             ----------------------------------------------------
                                                     1998                   1997       1996       1995       1994       1993
                                                 ------------             --------   --------   --------   --------   --------
                                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, restricted cash and cash invested with
  ITT..........................................    $ 96,906               $ 98,689   $ 95,793   $ 77,517   $ 66,810   $ 51,064
Total current assets...........................     115,458                112,958    108,449     87,567     76,460     61,383
Property and equipment less accumulated
  depreciation.................................      22,937                 22,886     19,360     18,985     18,321     17,488
Total assets...................................     148,787                145,914    135,749    114,284    102,899     87,305
Total current liabilities......................      51,463                 55,946     65,405     58,766     57,646     50,247
Shareholders' equity...........................      95,143                 87,815     68,692     53,841     42,450     35,288


---------------
(1) Other educational revenue is comprised of laboratory and application fees and textbook sales.

(2) See Note 3 of Notes to Financial Statements for information concerning intercompany interest between the Company and ITT. Prior to the Initial Public Offering in December 1994, the Company did not receive interest on the full amount of net cash balances invested with ITT and was assessed an interest charge based on an allocation of the consolidated debt of ITT. After the Initial Public Offering and until February 5, 1998, the Company received interest from ITT on the amount of any net cash balances invested with ITT and no longer was subject to an interest charge based on such an allocation. Since February 5, 1998, the Company has performed its own cash management functions and no longer has any cash invested with ITT. Depending upon current interest rates on short-term investments, the Company may not be able to obtain the same yields on its cash balances that were being paid by ITT. Accordingly, interest income, net may decrease in 1998.


(3) Earnings per share data are based on historical net income and the number of shares of Common Stock outstanding during each period after giving retroactive effect to the three-for-two stock splits in April and November 1996. Earnings per share for all periods have been calculated in conformity with Statement of Financial Accounting Standards No. 128, "Earnings per Share."


(4) EBITDA represents earnings before interest and financial charges, income taxes, depreciation and amortization. The Company has included information concerning EBITDA (which is not a measure of financial performance under generally accepted accounting principles) because it understands that it is used by certain investors as one measure of an issuer's financial performance. EBITDA should not be construed as an alternative to operating income (as determined in accordance with generally accepted accounting principles) as an indicator of the Company's performance or cash flows from operating activities (as determined in accordance with generally accepted accounting principles) or as a measure of liquidity.

(5) Operating losses from new technical institutes before income taxes represents operating losses before income taxes, including amortization of deferred pre-opening costs, for institutes in the first 24 months after their first class start.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Selected Financial and Operating Data appearing elsewhere in this Prospectus and the Financial Statements and Notes thereto included elsewhere in this Prospectus.

GENERAL

     The Company operates 63 ITT Technical Institutes in 27 states which provide technology-oriented postsecondary education to approximately 24,000 students. The Company derives its revenue almost entirely from tuition, textbook sales, fees and charges paid by, or on behalf of, its students. Most students at the ITT Technical Institutes rely on funds received under various government-sponsored student financial aid programs, especially the federal student financial aid programs under Title IV of the Higher Education Act of 1965, as amended ("Title IV Programs"), to pay a substantial portion of their tuition and other education-related expenses. In 1997, the Company indirectly derived approximately 70% of its revenues from Title IV Programs.

     The Company's revenue varies based on the aggregate student population, which is influenced by the number of students attending ITT Technical Institutes at the beginning of a fiscal period, by the number of new first-time students entering and former students re-entering ITT Technical Institutes during such period and by student retention rates. New students generally enter ITT Technical Institutes at the beginning of an academic quarter that commences in March, June, September and December. The Company believes that the size of its student population is affected to some extent by general economic conditions, and that, in the absence of countervailing factors, student enrollments and retention rates tend to increase as opportunities for immediate employment for high school graduates decline and decrease as such opportunities increase. The establishment of new ITT Technical Institutes and the introduction of additional program offerings at existing ITT Technical Institutes have been significant factors in increasing the aggregate student population in recent years.


     A new technical institute must be authorized by the state in which it will operate, accredited by an accrediting commission that has been recognized by the U.S. Department of Education ("DOE"), and certified by the DOE to participate in Title IV Programs. The approval processes for accreditation and DOE certification cannot commence until the first students begin classes. Such accreditation and DOE certification for a new additional location generally take approximately one year from the first class start date. Certain direct costs incurred with respect to a new technical institute prior to the first class start ("institute start-up costs") are deferred and amortized over the first year of operation after the first class start. Since the beginning of 1993, the Company has opened 20 new technical institutes (six of which started classes in 1996 or 1997 and one of which started classes in 1998). New technical institutes historically incur a loss during the 24-month period after the first class start date. These losses during the year by institutes in their first two years of operation, together with the amortization of institute start-up costs, are referred to as "operating losses from new technical institutes." Such operating losses from new technical institutes totaled $1.1 million and $1.0 million for the three months ended March 31, 1998 and 1997, respectively, and $3.2 million, $5.7 million and $7.1 million for the years ended December 31, 1997, 1996 and 1995, respectively.



     The Company earns tuition revenue on a weekly basis, pro rata over the length of each of four, 12-week academic quarters in each fiscal year. Under federal and state regulations and accrediting commission standards, the Company generally is required to refund a portion of the tuition payments received from a student who withdraws from an ITT Technical Institute during an academic quarter. The amount of tuition, if any, that may be retained by the Company after payment of any refund is immediately recognized in the Company's statement of income. Other educational revenue is comprised of textbook sales and laboratory and application fees.


     The Company incurs expenses throughout a fiscal period in connection with the operation of the ITT Technical Institutes. The cost of educational services includes faculty and administrative salaries, cost of books sold, occupancy costs, depreciation and amortization of equipment costs and leasehold improvements and certain other administrative costs incurred by the ITT Technical Institutes.

     Student services and administrative expenses include direct marketing costs (which are marketing expenses directly related to new student recruitment), indirect marketing expenses, an allowance for doubtful accounts and administrative expenses incurred at corporate headquarters. Direct marketing costs include salaries and employee benefits for recruiting representatives and direct solicitation advertising expenses. Direct marketing costs, excluding advertising expenses, are capitalized and amortized on an accelerated basis over the average course length of 24 months commencing on the class start date. Marketing costs that do not relate to the direct solicitation of potential students are expensed as incurred.

     Until February 5, 1998, all cash receipts of the Company were forwarded to ITT for investment on a daily basis after, in the case of certain receipts, the lapse of applicable regulatory restrictions. Cash disbursements of the Company were generally funded by ITT out of the cash balances of the Company held and invested for the Company by ITT. Net interest income represents principally interest paid or received from ITT and miscellaneous interest paid or received from other parties. Commencing in 1995, ITT has paid the Company interest on the full amount of any net cash balances invested for the Company by ITT at an interest rate that was set for a six- or twelve-month period and was 30 basis points over the most recently published rate for six-or twelve-month treasury bills, as appropriate, and no longer assessed interest charges on the Company except with respect to funds actually advanced to the Company in excess of cash invested with ITT. ITT performed a number of other services for the Company, including the administration of certain employee benefit plans, for which it received compensation from the Company. The Company intends to perform substantially all of these services after the Offering. Since February 5, 1998, the Company has performed its own cash management functions and no longer has any cash invested with ITT. Depending upon current interest rates on short-term investments, the Company may not be able to obtain the same yields on its cash balances that were being paid by ITT. Accordingly, interest income, net may decrease in 1998.

VARIATIONS IN QUARTERLY RESULTS OF OPERATIONS

     The Company's quarterly results of operations tend to fluctuate significantly within a fiscal year because of differences in the number of weeks of earned tuition revenue in each fiscal quarter and the timing of student matriculations. The Company's first and third fiscal quarters have 13 weeks of earned tuition revenue, while the second and fourth quarters have 11 weeks of earned tuition revenue because of two-week vacation breaks in June and December. In addition, revenue in the third and fourth fiscal quarters generally benefits from increased student matriculations as the number of new students entering ITT Technical Institutes tends to be substantially higher in June (31% of all new students in 1997) and September (36% of all new students in 1997) because of the significant number of recent high school graduates entering ITT Technical Institutes for the academic quarters beginning in those two months. The Company's incurrence of costs, however, is generally not affected by the academic schedule, and such costs do not fluctuate significantly on a quarterly basis.

     The following table sets forth the Company's revenue in each quarter during the three prior fiscal years.

                 QUARTERLY REVENUE OF ITT TECHNICAL INSTITUTES
                             (Dollars in thousands)

                                               1997                  1996                  1995
             THREE-MONTH                ------------------    ------------------    ------------------
             PERIOD ENDED                AMOUNT    PERCENT     AMOUNT    PERCENT     AMOUNT    PERCENT
             ------------               --------   -------    --------   -------    --------   -------
March 31..............................  $ 64,476      25%     $ 57,103      25%     $ 51,169      25%
June 30...............................    58,412      22        51,568      22        44,969      22
September 30..........................    73,060      28        65,113      28        56,017      28
December 31...........................    65,716      25        58,535      25        49,676      25
                                        --------     ---      --------     ---      --------     ---
  Total for Year......................  $261,664     100%     $232,319     100%     $201,831     100%
                                        ========     ===      ========     ===      ========     ===

RESULTS OF OPERATIONS

     The following table sets forth the percentage relationship of certain statement of income data to tuition and other educational revenue for the periods indicated.


                                                      THREE MONTHS
                                                         ENDED
                                                       MARCH 31,       YEAR ENDED DECEMBER 31,
                                                     --------------    -----------------------
                                                     1998     1997     1997     1996     1995
                                                     -----    -----    -----    -----    -----
Tuition and other educational revenue............    100.0%   100.0%   100.0%   100.0%   100.0%
Cost of educational services.....................     57.3     58.9     62.3     62.5     64.6
Student services and administrative expenses.....     26.9     27.2     27.7     28.6     28.4
Change in control expenses.......................       .6       --       --       --       --
                                                     -----    -----    -----    -----    -----
Operating income.................................     15.2     13.9     10.0      8.9      7.0
Interest income, net.............................      1.7      2.1      2.1      1.7      2.4
                                                     -----    -----    -----    -----    -----
Income before income taxes.......................     16.9%    16.0%    12.1%    10.6%     9.4%
                                                     =====    =====    =====    =====    =====



THREE MONTHS ENDED MARCH 31, 1998 COMPARED TO THREE MONTHS ENDED MARCH 31, 1997



     Revenue. Revenues increased $7.8 million, or 12.1% to $72.3 million in the three months ended March 31, 1998 from $64.5 million in the three months ended March 31, 1997. This increase was due primarily to a 5% increase in tuition rates in September 1997 and an 8.2% increase in the total student enrollment at January 1, 1998 compared to January 1, 1997. The number of students attending ITT Technical Institutes at January 1, 1998 was 24,498 compared to 22,633 at January 1, 1997.



     The total number of first-time and re-entering students beginning classes in March 1998 was 4,730 compared to 4,363 for the same period in 1997. First-time students numbered 3,882 in March 1998 compared to 3,619 in March 1997. The total student enrollment on March 31, 1998 was 23,879, compared to 22,172 on March 31, 1997, an increase of 7.7%.



     Cost of Educational Services. Cost of educational services increased $3.4 million, or 8.9%, to $41.4 million in the three months ended March 31, 1998 from $38.0 million in the three months ended March 31, 1997. This increase was principally a result of costs required to service the increased enrollment, normal inflationary cost increases for wages, rent and other costs of services, and increased costs at new technical institutes (one opened in June 1997 and two in December 1997). Cost of educational services decreased to 57.3% of revenues in the three months ended March 31, 1998 compared to 58.9% of revenues in the three months ended March 31, 1997, because there was no provision for legal expenses in the legal actions associated with the hospitality program during this period in 1998, compared with $0.5 million in the three months ended March 31, 1997, and because the greater revenues did not cause an increase in the fixed portion of rent, administrative salaries and other costs included in the cost of educational services. See "Business -- Legal Proceedings."



     Student Services and Administrative Expenses. Student services and administrative expenses increased $1.9 million, or 10.9%, to $19.4 million in the three months ended March 31, 1998 from $17.5 million in the three months ended March 31, 1997. The Company increased its media advertising expenses in the three months ended March 31, 1998 by approximately 8.1% over the same expenses incurred in the three months ended March 31, 1997. Student services and administrative expenses decreased to 26.9% of revenues in the three months ended March 31, 1998 compared to 27.2% in the three months ended March 31, 1997, primarily because the greater revenues did not cause an increase in the fixed portion of the marketing and headquarters expenses.



     Change in Control Expenses. Change in control expenses represent fees to the accrediting commissions and state education authorities that regulate the Company's ITT Technical Institutes, fees and expenses of accountants to conduct an audit of the balance sheet as of the date of the Merger as required under applicable regulations and other expenses caused by the Merger. See
"Business -- Change in Control."

     Interest Income. Interest income in the three months ended March 31, 1998 decreased $0.1 million from the three months ended March 31, 1997 primarily because the Company did not receive any federal student financial aid funds from February 22, 1998 to March 20, 1998 due to the change in control of the Company resulting from the Merger. Interest income earned on the increased cash investments was offset by a decrease in the interest rate earned on the cash invested by the Company (i.e., 5.5% in the three months ended March 31, 1998 compared to 6.3% in the three months ended March 31, 1997).



     Net Income. Net income increased $1.1 million, or 17.7%, to $7.3 million for the three months ended March 31, 1998 from $6.2 million for the three months ended March 31, 1997 (despite the change in control expenses of $0.3 million after tax), principally due to the 22.5% increase in operating income ($1.2 million after tax).


YEAR ENDED DECEMBER 31, 1997 COMPARED WITH YEAR ENDED DECEMBER 31, 1996

     Revenue. Revenue increased by $29.4 million, or 12.7%, to $261.7 million for the year ended December 31, 1997 from $232.3 million for the year ended December 31, 1996 primarily due to (i) a 9.8% increase in the total student enrollment at January 1, 1997 compared to January 1, 1996 (22,633 at January 1, 1997 compared to 20,618 at January 1, 1996), (ii) a 5% increase in tuition rates in September 1997 and 1996, (iii) a 2.3% increase in the number of new first-time students commencing their attendance at ITT Technical Institutes (19,911 in 1997 compared to 19,464 in 1996) and (iv) the opening of new institutes (two in March 1996, one in September 1996, one in June 1997 and two in December 1997). Student retention rates did not change materially in the two years. The three new ITT Technical Institutes beginning classes in 1997 accounted for 140 new students.

     Cost of Educational Services. Cost of educational services increased by $17.9 million, or 12.3%, to $163.1 million in 1997 from $145.2 million in 1996 principally as a result of increased costs related to the introduction of additional programs, an increase in salaries and occupancy costs at ITT Technical Institutes opened prior to 1995, costs at the two new institutes opened in 1995, costs at the three new institutes opened in 1996, costs at the three new institutes opened in 1997, and, to a lesser extent, as a result of an increase in the costs of books sold related to the increased student population. Provisions for legal expenses increased by $1.9 million to $3.2 million in 1997 ($1.7 million in fourth quarter) from $1.3 million in 1996 ($1.0 million in fourth quarter) as a result of the legal actions associated with the California and Florida hospitality programs. See "Business -- Legal Proceedings." Cost of educational services decreased to 62.3% of revenues in 1997 compared to 62.5% in 1996, primarily because the greater revenues did not cause an increase in the fixed portion of rent, administrative salaries and other costs included in the cost of educational services. Excluding the provisions for the legal expenses, cost of educational services decreased to 61.1% of revenues in 1997 compared to 61.9% in 1996.

     Student Services and Administrative Expenses. Student services and administrative expenses increased by $5.9 million, or 8.9%, to $72.4 million in 1997 from $66.5 million in 1996 principally as a result of a $5.0 million increase in marketing costs. This increase was due to (i) an increase in the marketing costs for the two new technical institutes opened in 1995 and the three new technical institutes opened in 1996, (ii) the commencement of marketing costs for the three new technical institutes opened in 1997 and (iii) the increased marketing costs for ITT Technical Institutes opened prior to 1995. The Company's media advertising expenses increased by 10.9% in 1997 from 1996. Administrative expenses at the corporate headquarters increased by $0.3 million in 1997 from 1996 levels primarily due to increased headquarters staff. The provision for doubtful accounts in 1997 was approximately $0.6 million more than in 1996 principally because of increased revenue and a regulatory change that delays the Company's receipt of funds under the Title IV Programs (e.g., the students withdrew before they could secure their federal student financial aid with which they could pay their obligations to the Company). See "-- Liquidity and Capital Resources" for a further description of the regulatory changes affecting when the Company receives Title IV Program funds after June 30, 1997. Student services and administrative expenses decreased to 27.7% of revenues in 1997 compared to 28.6% in 1996, primarily because the greater revenues did not cause an increase in the fixed portion of the marketing and headquarters expenses.

     Interest Income. Interest income increased by $1.4 million in 1997 because of the increase in the interest rate earned on the cash invested by the Company with ITT (i.e., 6.3% in 1997 compared to 5.5% in 1996) and the increase in cash invested with ITT.

     Net Income. Net income increased $4.2 million, or 28.2%, to $19.1 million for 1997 from $14.9 million for 1996, principally due to the 27.4% increase in operating income ($3.4 million after tax).

YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1995

     Revenue. Revenue increased by $30.5 million, or 15.1%, to $232.3 million for the year ended December 31, 1996 from $201.8 million for the year ended December 31, 1995 primarily due to a 17.7% increase in the number of new first-time students commencing their attendance at ITT Technical Institutes (19,464 in 1996 compared to 16,539 in 1995), a 5% increase in tuition rates in September 1995 and 1996, and the opening of new institutes (two in September 1995, two in March 1996 and one in September 1996). The number of students attending ITT Technical Institutes at January 1, 1996 was approximately the same as at January 1, 1995. Student retention rates did not change materially in the two years. The three new ITT Technical Institutes beginning classes in 1996 accounted for 348 new students.

     Cost of Educational Services. Cost of educational services increased by $14.9 million, or 11.4%, to $145.2 million in 1996 from $130.3 million in 1995 principally as a result of increased costs related to the introduction of additional programs, an increase in salaries and occupancy costs at ITT Technical Institutes opened prior to 1994, costs at the six new institutes opened in 1994, costs at the two new institutes opened in 1995, costs at the three new institutes opened in 1996, and, to a lesser extent, as a result of an increase in the costs of books sold related to the increased student population. Provisions for legal expenses increased by $1.2 million in 1996 from 1995 levels. This increase was principally a result of a $1.3 million provision in 1996 ($1.0 million in fourth quarter and $0.3 million in third quarter) for the legal actions in Eldredge, et al. v. ITT Educational Services, Inc., et al. (the "Eldredge Case"). (See Note 10 of Notes to Financial Statements for a further description.) Cost of educational services decreased to 62.5% of revenues in 1996 compared to 64.6% in 1995, primarily because of greater revenues being spread over the fixed portion of cost of educational services.

     Student Services and Administrative Expenses. Student services and administrative expenses increased by $9.2 million, or 16.1%, to $66.5 million in 1996 from $57.3 million in 1995 principally as a result of a $7.9 million increase in marketing costs. This increase was due to (i) an increase in the marketing costs for the six new technical institutes opened in 1994 and the two new technical institutes opened in 1995, (ii) the commencement of marketing costs for the three new technical institutes opened in 1996 and (iii) the increased marketing costs for ITT Technical Institutes opened prior to 1994. Administrative expenses at the corporate headquarters increased by $0.7 million in 1996 from 1995 levels primarily due to increased headquarters staff. The provision for doubtful accounts in 1996 was approximately $0.6 million more than in 1995 principally because of increased revenue and a delay in the DOE's certification of the new institutes opened in 1995 and 1996 to participate in the Title IV Programs (e.g., the delay resulted in a greater number of students who withdrew or were terminated from the institutes before they could secure federal student financial aid with which they could pay their obligations to the Company). Student services and administrative expenses increased to 28.6% of revenues in 1996 as compared to 28.4% in 1995, because of increased television advertising.

     Interest Income. Interest income decreased by $0.7 million in 1996 because of the reduction in the interest rate earned on the cash invested by the Company with ITT (i.e., 5.5% in 1996 compared to 7.5% in 1995).

     Net Income. Net income increased $3.5 million, or 30.7%, to $14.9 million for 1996 from $11.4 million for 1995, principally due to the 44.6% increase in operating income ($3.8 million after tax).

LIQUIDITY AND CAPITAL RESOURCES

     In 1997, the Company indirectly derived approximately 70% of its revenues from Title IV Programs. Federal regulations dictate the timing of disbursements of funds under Title IV Programs. Students must apply for a new loan for each academic year (three academic quarters). Loan funds are generally provided by lenders in three disbursements for each academic year. The first disbursement is usually received either 30 days after (in the case of students commencing a program of study) or 10 days before the start of the first academic quarter of a student's academic year, and the second and third disbursements are typically received 10 days before the start of the second and third academic quarters of a student's academic year, respectively. While the timing of loan disbursements to the Company is subject to a student's directions to the lender and to existing regulatory requirements regarding such disbursements, which last changed effective July 1, 1997, the Company has typically received student loan funds upon their disbursement by the lender.

     The DOE issued new regulations in November 1996, which became effective July 1, 1997, that revised the procedures governing how an institution participating in Title IV Programs requests, maintains, disburses and otherwise manages Title IV Program funds. These new regulations require the Company to receive Title IV Program loan funds in three equal quarterly disbursements rather than the two disbursements previously permitted. The Company estimates that this change decreased 1997 net cash provided by operating activities (a one-time effect) by approximately $15.0 million, and decreased 1997 interest income (an ongoing effect) by $0.2 million. The Company estimates that this change will decrease 1998 interest income (an ongoing effect) by $0.8 million to $1.0 million.


     The principal uses of cash are to pay salaries, occupancy and equipment costs, recruiting and marketing expenses, administrative expenses and taxes, including institute start-up costs for new institutes. Until February 5, 1998, cash receipts of the Company were forwarded to ITT on a daily basis after, in the case of certain receipts, the lapse of applicable regulatory restrictions, and cash disbursements of the Company were generally funded by ITT out of the cash balances of the Company invested with ITT. The Company's net cash balances of the cash invested with ITT increased from $89.8 million at December 31, 1996 to $94.8 million at December 31, 1997 and ranged from a low of $65.2 million in May 1997 to a high of $103.3 million in November 1997. Since February 5, 1998, the Company has performed its own cash management functions and no longer has any cash invested with ITT.



     Net cash provided by operating activities was $0.5 million in the three months ended March 31, 1998 compared to $4.9 million used for operating activities in the three months ended March 31, 1997. This $5.4 million increase in cash provided by operating activities was due primarily to the timing of payments to ITT under current intercompany agreements. As of March 31, 1998, the Company had not made payments to ITT aggregating $4.7 million for estimated federal income taxes, pension expenses and medical expenses for the first quarter of 1998, pending the negotiation of new intercompany agreements between the Company and ITT in connection with the Merger and the Offering.


     The Company has generated positive cash flows from operations for the past five years. Cash flows from operations decreased by $11.7 million in 1997 to $14.4 million from $26.1 million in 1996. This decrease is primarily due to the decrease in deferred tuition revenue resulting from the July 1, 1997 regulatory change affecting when the Company receives federal student loan funds, as discussed above. Cash flows from operations in 1996 was $26.1 million, an increase of $7.2 million from $18.9 million in 1995. This increase was primarily due to the increases in operating income and deferred tuition revenue resulting from increased student enrollment.


     At March 31, 1998, the Company had positive working capital of $64.0 million. Deferred tuition revenue, which represents the unrecognized portion of tuition revenue received from students, was $23.0 million at March 31, 1998.


     An educational institution may lose its eligibility to participate in some or all Title IV Programs if student defaults on federal student loans exceed certain rates. Two ITT Technical Institutes, located in Garland and San Antonio, Texas, are in danger of losing their eligibility to participate in the Federal Family Education Loan ("FFEL") and the Federal Direct Loan ("FDL") programs due to their default rates. See "Business --

Regulation of Federal Financial Aid Programs -- Student Loan Defaults." Loss of eligibility to participate in the FFEL and FDL programs by both the Garland and San Antonio, Texas ITT Technical Institutes (but not by either alone) could have a material adverse effect on the Company's financial condition or results of operations. The Company has arranged for an unaffiliated, private funding source ("PFS") to provide loans to the students enrolled at the Garland, Texas ITT Technical Institute in the event this institute loses its eligibility to participate in the FFEL and FDL programs. This alternative source of student financial aid requires the Company to guarantee repayment of the PFS loans. Based on the Company's experience with the repayment of Title IV Program loans by students who attended the Garland, Texas ITT Technical Institute, the Company believes that such guaranty should not result in a material adverse effect on the Company's financial condition, results of operations or cash flows.

     The DOE, the Accrediting Commissions and most of the SEAs considered the Merger to constitute a change in control of the Company and the ITT Technical Institutes under their respective Regulations. As a result, effective upon the Merger, each ITT Technical Institute campus group immediately became ineligible to participate in Title IV Programs. The Company obtained all prior approvals of the Merger from the Accrediting Commission and the SEAs that required such approval before the Merger occurred. Since the Merger, the Company has obtained temporary approval of the Merger from the other Accrediting Commission, final approvals of the Merger from some of the SEAs required after a change in control occurs and continued authorization to operate from the remaining SEAs. The Company is continuing to pursue final approvals from such Accrediting Commission and SEAs. The DOE approved the reinstatement of each ITT Technical Institute campus group's participation in Title IV Programs effective March 20, 1998. The DOE's approval was on a provisional basis, which is the DOE's practice for all institutions following a change in control. As an additional condition of each institute's provisional certification, the DOE directed the Company to maintain an undefined sufficient level of cash or cash equivalents, and to revise its current accounting treatment of direct marketing costs, revenue recognition and amortization of direct marketing costs or provide evidence that the Company's treatment of these items is in conformance with GAAP. The Company believes that its treatment of these items is in accordance with GAAP and that it maintains cash and cash equivalents in sufficient amounts to satisfy the DOE, but there can be no assurance thereof. If the Company is required to change its accounting treatment for any of the above items, management does not believe that such change would have a material adverse effect on the Company's financial condition or results of operations before the cumulative effect of any change in accounting.

     The Offering will not constitute a change in control under the DOE's Regulations. Any corporate reorganization of, or future disposition of the Common Stock by, ITT could, however, constitute a change in control of the Company and the ITT Technical Institutes. See "Business -- Change in Control."

     A material adverse effect on the Company's financial condition, results of operations and cash flows would result if a change in control of the Company occurred and a material number of ITT Technical Institutes failed, in a timely manner, to be reauthorized by their SEAs, reaccredited by their Accrediting Commissions or recertified by the DOE to participate in Title IV Programs.

     The Company's capital assets consist primarily of classroom and laboratory equipment (such as computers, electronic equipment and robotic systems), classroom and office furniture and leasehold improvements. All building facilities are leased. Capital expenditures totaled $11.5 million during 1997 and included expenditures of $1.6 million for new technical institutes, $1.9 million to expand curricula offerings at existing institutes, $7.3 million to replace or add furniture or equipment at existing institutes and $0.7 million on leasehold improvements. Leasehold improvements represent part of a continuing effort by the Company to maintain its existing facilities in excellent condition. Capital expenditures increased by $3.6 million to $11.5 million in 1997 from $7.9 million in 1996, principally due to the expenditure of approximately $3.0 million for the acquisition of new computers in 1997 (required to accommodate a software upgrade for the Company's computer-aided drafting technology curriculum). New institutes have large capital additions in the first two years. To date, cash generated from operations has been sufficient to meet capital expenditures.


     The Company plans to continue to upgrade and expand current facilities and equipment. The Company expects that the 1998 capital expenditures will be approximately $10.0 million, of which $2.3 million had been expended through March 31, 1998. The capital additions for a new institute are approximately $0.4 million and the capital expenditures for each new curriculum at an existing institute are approximately $0.2 million. The Company anticipates that its planned capital additions can be funded from cash flows from operations. Cash flows from operations on a long-term basis is highly dependent upon the receipt of funds from federal financial aid programs and the amount of funds spent on new institutes, curricula additions at existing institutes and possible acquisitions.


YEAR 2000 COMPLIANCE

     The Company has made and will continue to make certain investments in its software systems and applications to ensure the Company is year 2000 compliant. The financial impact to the Company to ensure year 2000 compliance has not been and is not anticipated to be material to its business, financial condition or results of operations. There can be no assurance, however, that the institutions or governmental agencies with which the Company transacts business will not experience problems in year 2000 compliance that could adversely affect the financial condition or results of operations of the Company.

SFAS PUBLICATIONS WITH FUTURE EFFECTIVE DATES

     The Company is required to adopt the Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," and begin reporting the financial information required thereunder beginning with the Company's 1998 fiscal year. The Company's adoption of these standards will not have a material impact on the financial information it will report in future periods.


     The American Institute of Certified Public Accountants (the "AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," in March 1998. SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use and requires costs incurred in the application development stage (whether internal or external) to be capitalized. This SOP is applicable to all financial statements for fiscal years beginning after December 15, 1998, and should be applied to internal-use computer software costs incurred in those fiscal years for all projects, including those projects in progress upon initial application of this SOP. Costs incurred prior to initial application of this SOP, whether or not capitalized, should not be adjusted to the amounts that would have been capitalized had this SOP been in effect when those costs were incurred. The adoption of this SOP is not expected to have a material impact on the annual operating results of the Company.



     Additionally, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities," in April 1998. SOP 98-5 provides guidance on the financial reporting of start-up costs and requires the cost of start-up activities to be expensed as incurred. This SOP is applicable to all financial statements for fiscal years beginning after December 15, 1998. Initial application should be reported as a cumulative effect of a change in accounting principle as described in Accounting Principles Board (APB) Opinion No. 20, "Accounting Changes." The Company intends to adopt this standard in the first quarter of 1999. The cumulative effect of the change in accounting is not expected to have a material effect on the 1999 annual operating results of the Company.

                                    BUSINESS

     Unless the context indicates otherwise, the term "Company" refers to ITT Educational Services, Inc., including all of its educational institutions; the term "Starwood" refers collectively to Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation formerly known as Starwood Lodging Corporation ("Starwood, Inc."), and Starwood Hotels & Resorts, a Maryland real estate investment trust formerly known as Starwood Lodging Trust or Starwood Hotels & Resorts Trust ("Starwood Trust"), and their subsidiaries other than the Company; the term "ITT" refers to ITT Corporation, a Nevada corporation, and its subsidiaries other than the Company; the terms "ITT Technical Institutes," "technical institutes" or "institutes" (in singular or plural form) refer to educational institutions owned and operated by the Company; and the term "institution" means a main campus and its additional locations or branch campuses, if any (hereinafter "campus group" in singular or plural form).

BACKGROUND

     Prior to its Initial Public Offering, which was consummated on December 27, 1994, the Company was a wholly owned subsidiary of ITT Corporation, formerly a Delaware corporation and now known as ITT Industries, Inc., an Indiana corporation ("Old ITT"). On September 29, 1995, ITT succeeded to the interests of Old ITT in the beneficial ownership of 83.3% of the Common Stock of the Company, as part of the division of Old ITT's businesses among itself and two of its wholly owned subsidiaries (including ITT) and distribution of all the outstanding common stock of ITT and the other subsidiary to the shareholders of Old ITT, which occurred on December 19, 1995. On February 23, 1998, ITT became a wholly owned subsidiary of Starwood, Inc. Starwood is the largest hotel and gaming company in the world in terms of revenue and owns, manages or franchises a geographically diversified portfolio of approximately 650 hotel properties.

     The Company is a Delaware corporation incorporated in 1946. Old ITT acquired a predecessor of the Company in 1966, and the Company changed its name to ITT Educational Services, Inc. in 1969. The principal executive offices of the Company are located at 5975 Castle Creek Parkway, North Drive, Indianapolis, Indiana 46250, and its telephone number is (317) 594-9499.

OVERVIEW

     ITT Educational Services, Inc. is a leading proprietary provider of technology-oriented postsecondary degree programs in the United States based on revenues and student enrollment. The Company offers associate, bachelor and master degree programs and non-degree diploma programs to approximately 24,000 students through 63 ITT Technical Institutes located in 27 states. The education programs are designed, after consultation with employers, to help graduates begin to prepare for careers in various fields involving technology. As of December 31, 1997, approximately 97% of ITT Technical Institute students were enrolled in a degree program, with approximately 74% enrolled in programs relating to electronics engineering technology ("EET") and approximately 23% enrolled in programs relating to computer-aided drafting technology ("CAD"). While most graduates of ITT Technical Institutes are initially employed by numerous small, technology-oriented companies, employers have also included well recognized corporations, such as AT&T, Boeing, Intel, MCI, Microsoft, Motorola, IBM and General Electric. Additionally, the institutes' graduates have been hired by many federal and local government agencies, including the Federal Bureau of Investigation and the Central Intelligence Agency. The Company has provided career-oriented education programs for 32 years and its schools have graduated over 125,000 students since 1976.

     The Company has experienced significant growth, acquiring three and establishing 50 new technical institutes since January 1, 1981. Of the 63 institutes currently operating, 20 have been established since January 1, 1993. The number of students attending ITT Technical Institutes has increased 32.1% from 18,539 at December 31, 1992 to 24,498 at December 31, 1997. Total revenues from the ITT Technical Institutes have increased 74.0% from $150.4 million (excluding discontinued operations) in 1992 to $261.7 million in 1997. The Company opened three new technical institutes in 1997 and one new technical institute in March 1998. The Company intends to continue expanding by opening new technical institutes (including five additional new institutes in the remainder of 1998) and offering a broader range of programs at its institutes.

     The Company expects that the demand for postsecondary education will continue to increase over the next several years as a result of favorable demographic, economic and social trends. These trends include, based on data from the United States Department of Education and data collected in the Current Population Survey conducted by the Bureau of the Census, (a) 24% projected growth in the number of new high school graduates from approximately 2.5 million in 1994 to approximately 3.1 million in 2004, (b) the relatively small percentage of adults over age 25 who possess a bachelor degree (approximately 23% in 1995), (c) an increasing number of high school graduates attending postsecondary educational institutions (65% in 1996 versus 53% in 1983) and (d) a heightened recognition of the importance of postsecondary education to an individual's career prospects.

     The Company believes that it is well positioned to take advantage of the increasing demand for postsecondary education programs for the following reasons:


          Employment Oriented Education. ITT Technical Institutes offer curricula designed to teach the technical knowledge and skills desired by many employers for entry-level positions. Unlike many two-and four-year colleges, each undergraduate curriculum offered by ITT Technical Institutes has been designed, after consultation with employers, to help graduates begin to prepare for careers in various fields involving technology. Curricula are reviewed on a regular basis by headquarters curriculum managers, as well as by advisory committees comprised of representatives of employers, to respond to changes in technology and industry needs. The Company believes that the strength of its programs and career services is reflected in its graduate employment rates. Based on information provided by graduates and employers, approximately 90% of the ITT Technical Institutes' 1997 graduates, other than graduates who continued in a bachelor degree program at an ITT Technical Institute, had obtained employment or were already employed in fields involving their programs of study as of April 24, 1998, the end of the most recently completed statistical year.


          Programs Designed for the Convenience of Students. ITT Technical Institute programs are designed to provide students flexibility in scheduling classes. Each ITT Technical Institute operates year-round and undergraduate programs are offered on a quarterly basis, typically with four 12-week quarters during a year. This year-round format allows students to complete their program of study and enter the work force more rapidly than students attending traditional colleges. Students are better able to be employed while attending ITT Technical Institutes than while attending traditional colleges, because classes are typically offered in four-hour sessions five days a week and are generally available in the morning, afternoon and evening. Programs of study are substantially standardized throughout the ITT Technical Institutes, providing greater uniformity and enabling students to transfer, if necessary, to the same program offered at another ITT Technical Institute with less disruption to their education.

          Financial Strength and Regulatory Compliance. Management believes that the Company's financial strength enables it to capitalize on expansion opportunities and is an important factor in its ability to comply with federal and state regulatory requirements.

BUSINESS STRATEGY

     The Company has multiple opportunities for growth and has developed a business plan to increase revenues by increasing the number of programs of study and students at existing ITT Technical Institutes while adding additional locations to enhance operating efficiencies throughout the Company. Principal elements of this plan include the following:

     ENHANCE RESULTS AT THE SCHOOL LEVEL

          Increase Enrollments at Existing Schools. ESI has successfully increased student enrollment. Total student enrollment at ITT Technical Institutes open for more than 24 months increased 6.2% from December 31, 1996 to December 31, 1997 and 7.2% from December 31, 1995 to December 31, 1996. Management believes that current demographic trends will support increased enrollment of high school graduates. In addition, the Company intends to increase recruiting efforts aimed at increasing enrollments of working adults.

          Broaden Availability of Current Program Offerings. The Company intends to continue to expand program offerings at existing schools with the objective of offering at least three programs at each ITT Technical Institute. The Company's 63 institutes provide significant potential for the introduction of existing programs to a broader number of ITT Technical Institutes. Since January 1, 1993, the Company has increased the number of institutes which offer three or more programs from 16 to 29. The Company increased the number of program offerings at three existing ITT Technical Institutes in March 1998 and intends to increase the number of program offerings at approximately nine additional existing institutes in the remainder of 1998. Management believes that the introduction of higher level programs at additional ITT Technical Institutes will attract more students and increase the number of students continuing their studies beyond the associate degree level.


          Develop or Acquire Additional Degree Programs. The Company also plans to introduce programs in additional fields of study and at different degree levels. ESI has introduced three new degree programs since December 1995, which had a total of 319 students enrolled at December 31, 1997. The Company believes that the development and introduction of new programs attract a broader base of students and motivate current students to extend their studies. ESI intends to test an associate degree program in Computer Network Systems Technology ("CNS") at one institute in September 1998 to target the growing need for technically skilled personnel in the computer systems field. The new CNS program will be considered for testing at additional institutes thereafter.


          Extend Total Program Time. By increasing the number of institutes that offer graduates of the eight- and six-quarter associate degree programs (which are the primary program offerings at most institutes) an additional four or six quarters of study, respectively, in which they can earn a bachelor degree, the Company has been able to extend the total program time for which a student can enroll. As a result, the average total program time for which ITT Technical Institute students have enrolled has increased from 18 months in 1986 to 24 months in 1997. The Company expects that the average total program time for which ITT Technical Institute students enroll will increase further as additional bachelor degree programs are added.



          Improve Student Outcomes. To attract new students and enhance student retention, the Company seeks to improve the graduation and graduate employment rates of the undergraduate students at ITT Technical Institutes by providing extensive academic services and dedicating significant administrative resources to career services. From 1993 through 1997, the percent of ITT Technical Institute graduates (other than graduates who continued in a bachelor degree program at an ITT Technical Institute) who were employed in fields involving their programs of study increased from 83% to 90%.


     INCREASE THE NUMBER OF ITT TECHNICAL INSTITUTES

          The Company plans to add new ITT Technical Institutes at sites throughout the United States. The Company opened three new technical institutes in 1997 and one new technical institute in March 1998 and intends to open five additional new technical institutes in the remainder of 1998. The Company also intends to continue to evaluate the acquisition of schools located in markets where ITT Technical Institutes are not presently located.

     INCREASE MARGINS BY LEVERAGING FIXED COSTS AT SCHOOL AND HEADQUARTERS
LEVELS

          By optimizing school capacity and class size, the Company has the ability to gain additional revenues from increased enrollment without incurring a proportionate increase in fixed costs at the institutes. In addition, the Company has controlled its administrative costs through the centralization of management functions and the implementation of operational uniformity among its 63 institutes. Centralization and uniformity have resulted in substantial operating efficiencies. Between 1993 and 1997, expenses incurred at headquarters (including the district offices) declined as a percentage of revenues from 6.8% in 1993 to 5.3% in 1997 as a result of increased revenues and these operating efficiencies.

PROGRAMS OF STUDY

     The Company offers 14 degree programs and several diploma programs in various fields of study. All ITT Technical Institutes offer a degree or diploma program in EET and 54 ITT Technical Institutes offer a degree or diploma program in CAD. Together the EET and CAD programs comprise the core of the ITT Technical Institutes' program offerings. The table below sets forth information regarding the programs of study offered by the Company as of December 31, 1997.

             PROGRAMS OF STUDY OFFERED AT ITT TECHNICAL INSTITUTES


                                          NUMBER OF TECHNICAL INSTITUTES
                                                    OFFERING AT                          NUMBER OF STUDENTS ENROLLED AT
                                                 DECEMBER 31, 1997                             DECEMBER 31, 1997
                                      ---------------------------------------   ------------------------------------------------
                                      MASTER   BACHELOR   ASSOCIATE             MASTER   BACHELOR   ASSOCIATE
           PROGRAM TITLE              DEGREE    DEGREE     DEGREE     DIPLOMA   DEGREE    DEGREE     DEGREE     DIPLOMA   TOTAL
           -------------              ------   --------   ---------   -------   ------   --------   ---------   -------   ------
Project Management..................    1         --         --         --       115         --          --        --        115
Electronics Engineering
  Technology........................   --         17         61          1        --        833      16,539       322     17,694
Computer-Aided Drafting
  Technology........................   --         --         52          2        --         --       4,858       227      5,085
Automated Manufacturing
  Technology(1).....................   --          5         --         --        --        304          --        --        304
Tool Engineering Technology(2)......   --         --          3         --        --         --         193        --        193
Architectural Engineering
  Technology(2).....................   --         --          3         --        --         --         173        --        173
Industrial Design(2)................   --          3         --         --        --        121          --        --        121
Computer Visualization
  Technology(2).....................   --          4         --         --        --        114          --        --        114
Chemical Technology.................   --         --          2         --        --         --         106        --        106
Telecommunications Engineering
  Technology(1).....................   --          2         --         --        --         99          --        --         99
Hospitality (3).....................   --          1          1         --        --         26          62        --         88
Other Programs of Study(4)..........   --         --          3          2        --         --         239       167        406
                                                                                 ---      -----      ------       ---     ------
    Total...........................                                             115      1,497      22,170       716     24,498


---------------
(1) EET related program.

(2) CAD related program.


(3) In the Company's normal course of operations, it reviews the operations and viability of all of its programs of study (including the marketing, recruitment and enrollment procedures and materials relating to the programs) and, from time to time, the Company makes changes with respect to each of its programs. Due to the continuing lack of profitability of the Hospitality programs, the Company has recently ceased enrolling new students in the associate degree Hospitality program and intends to cease offering:
    (a) the associate degree Hospitality program once all students currently enrolled therein have an opportunity to complete that program; and (b) the bachelor degree Hospitality program once all students currently enrolled therein have an opportunity to complete that program and all students currently enrolled in the associate degree Hospitality program have the opportunity to enroll in and complete the bachelor degree Hospitality program.



(4) Other programs consist of Business Technology and Administration, Business Management and Accounting, Automotive Service Technology and Heating/Air Conditioning/Refrigeration.


     Students enrolled in programs related to EET and CAD represent approximately 74% and 23%, respectively, of the ITT Technical Institute student population as of December 31, 1997. The Company's EET programs are designed to help graduates begin to prepare for careers in various fields involving EET by providing students a practical education with respect to specific electronic circuits and specialized techniques and, in the case of the bachelor degree program, offering a broader foundation in EET through the study of subjects such as circuit analysis, computer programming, computer operating systems and advanced communications systems. Graduates of the programs have obtained a variety of entry-level positions in various fields involving EET, such as electronics product design and fabrication, communications, computer technology, industrial electronics, instrumentation, telecommunications and consumer electronics. The Company's CAD program is designed to help graduates begin to prepare for careers in various fields involving CAD through the teaching of computer-aided drafting techniques and conventional drafting methods. Graduates have obtained a variety of entry-level positions in various fields involving CAD, such as computer-aided drafting, electrical and electronics drafting, mechanical drafting, architectural and construction drafting, civil drafting, interior design and landscape architecture.


     The academic schedule of undergraduate programs at the ITT Technical Institutes is generally organized on the basis of four 12-week quarters of instruction with new students beginning at the start of each academic quarter. Associate degree programs can be completed in eight academic quarters or less, and bachelor degree programs can typically be completed in 12 academic quarters (including academic quarters completed as part of a related associate degree program). Classes are typically offered in four-hour sessions five days a week and, depending on student enrollment, sessions are generally available in the morning, afternoon and evening. This class schedule generally affords flexibility to students to pursue part-time employment opportunities. Based on student surveys, the Company believes that a substantial majority of ITT Technical Institute students work at least part-time during their programs of study.

     The academic schedule of the Master of Project Management ("MPM") program, currently the Company's only graduate degree program of study, is organized on a non-term basis pursuant to which one- to six-week courses are taken sequentially one at a time. The MPM program can be completed in 21 months. Classes are typically offered in four-hour sessions one night a week, which generally accommodates students working full-time jobs. Students may generally begin the MPM program once the minimum number of applicants necessary to begin a new class has been assembled. The MPM program is presently offered by one technical institute in Indiana, but at various sites throughout the state. The Company's ability to offer the MPM program at other ITT Technical Institutes is currently limited by the scope of the DOE's recognition of the accrediting commission that accredits most of the ITT Technical Institutes. This accrediting commission intends to petition the DOE to expand its scope of recognition by the DOE to include master degree programs.

     ITT Technical Institute programs of study blend traditional academic content with applied learning concepts and have the objective of helping graduates begin to prepare for a changing economic and technological environment. A significant portion of a typical student's day in an associate degree program at an ITT Technical Institute involves practical study in a lab environment.

     The content of technical courses in each program of study is substantially standardized among the ITT Technical Institutes to provide greater uniformity and to better enable students to transfer among the ITT Technical Institutes offering the same programs with less disruption to their education. Each curriculum is regularly reviewed to respond to changes in technology and industry needs. The ITT Technical Institutes have established advisory committees comprised of representatives of local employers for each field of study. These advisory committees assist the ITT Technical Institutes in assessing and updating curricula, equipment and laboratory design. In addition to courses directly related to a student's program of study, degree programs may also include general education courses, such as economics, humanities, oral and written communications, environmental science and social psychology.

     Tuition for a student entering an undergraduate program in December 1997 for three consecutive academic quarters (the equivalent of an academic year at traditional two- and four-year colleges) is $7,145 for the EET program and $8,456 for the CAD program. A student's tuition cost for a program of study is set at the time of a student's enrollment in the program, provided the student remains continually enrolled in the program and does not repeat any courses. The majority of students attending an ITT Technical Institute lived in such institute's metropolitan area prior to enrollment. The Company does not provide any student housing.

STUDENT RECRUITMENT

     The Company seeks to attract students with the motivation and ability to complete the career-oriented educational programs offered by the ITT Technical Institutes. To generate interest among potential students, the Company engages in a broad range of activities to inform potential students and their parents about the

ITT Technical Institutes and the programs offered. These activities include television and other media advertising, direct mailings and high school visits.

     The Company's television advertising is centrally coordinated and developed. Television advertising is directed at a combination of both the national market and the local markets in which ITT Technical Institutes are located. The Company's television commercials generally include a toll free telephone number for direct responses and information about the location of ITT Technical Institutes in the area. Direct responses to television advertising are centrally received, tracked and promptly forwarded to the appropriate ITT Technical Institute representatives to contact prospective students and schedule interviews. Responses to direct mail campaigns, which are targeted at high school students and other potential postsecondary students, are also centrally received, tracked and forwarded to the appropriate ITT Technical Institute representatives.

     The Company employs a director of recruitment at each institute, who reports to the director of such institute. Recruiting policies and procedures, as well as standards for hiring and training representatives, are established centrally but are implemented at the local level. The Company employs approximately 80 high school coordinators who make thousands of presentations to students at high schools annually. These coordinators promote ITT Technical Institutes and obtain information about high school juniors and seniors who may be interested in attending the ITT Technical Institutes. The Company employed approximately 485 other representatives as of December 31, 1997 to assist in local recruiting efforts. As of December 31, 1997, approximately 230 representatives performed their services solely in student recruitment offices located at each institute, while approximately 255 representatives worked outside these offices and visited the homes of high school seniors and other prospective students.

     Local representatives of an ITT Technical Institute pursue expressions of interest from potential undergraduate students by contacting prospective students and arranging for interviews either at such institute or at prospective students' homes. The interview is designed to establish a prospective student's qualifications, academic background, interests, motivation and goals for the future. Prospective undergraduate students are generally shown a video providing information about the ITT Technical Institutes and the programs of study. Expressions of interest from potential graduate students are pursued by contacting them and arranging for their attendance at an informational seminar providing information about the institute and the MPM program.

     The Company monitors the effectiveness of its various marketing efforts and seeks to determine the extent to which each of its marketing efforts results in student enrollments. The Company estimates that in 1997 television advertising produced 39% of student enrollments at ITT Technical Institutes, high school coordinators accounted for 14%, referrals accounted for 15%, direct mail campaigns accounted for 11%, associate degree graduates enrolling in a bachelor degree program accounted for 6% and the remaining 15% were classified as miscellaneous.

     Student recruitment activities are subject to substantial regulation at both the state and federal level. Most states have bonding and licensing requirements that apply to many of the Company's representatives. The implementation of recruitment policies and procedures is overseen by the Company's National Director of Recruitment and the directors of field recruitment and training. In addition, the Company's internal audit department generally reviews the recruiting practices relating to the execution and completion of enrollment agreements at each ITT Technical Institute on an annual basis.

STUDENT ADMISSIONS AND RETENTION

     The Company seeks to ensure that incoming students have the necessary academic background to complete their chosen programs of study. All applicants for admission to any of the ITT Technical Institutes' associate degree or diploma programs are required to have a high school diploma or a recognized equivalent and also must pass an admissions examination. Students interested in bachelor degree programs or the MPM program must satisfy additional admissions criteria that generally require, among other things: (a) in the case of bachelor degree programs, the student first earn an associate degree, complete an equivalent level program or complete an equivalent number of credit hours of coursework in the same or related subject matter; and (b) in the case of the MPM program, the student first earn a bachelor degree and possess at least three years' full-time work experience. ITT Technical Institute students are of varying ages and backgrounds. At

December 31, 1997, approximately 93% of the students were high school graduates and the remaining students possessed the recognized equivalent of a high school diploma. In addition, approximately 34% of the students had some postsecondary educational experience prior to entering an ITT Technical Institute for the first time. Approximately 35% of the students were 19 years of age or younger, 34% were between 20 and 24 years of age, 19% were between 25 and 30 years of age and 12% were age 31 or over. Male students accounted for approximately 88% of total enrollment as of December 31, 1997, while total minority enrollment at the ITT Technical Institutes (based on applicable federal classifications) was approximately 38%.

     ITT Technical Institute faculty and staff strive to help students overcome obstacles to the completion of their programs of study. As is the case in other postsecondary institutions, however, students often fail to complete their programs for a variety of personal, financial or academic reasons. Student withdrawals prior to program completion not only affect the student, they also have a negative regulatory, financial and marketing effect on the institute. To minimize student withdrawals, each ITT Technical Institute devotes staff resources to assist and advise students regarding academic and financial matters. Academic advising and tutoring are encouraged in the case of undergraduate students experiencing academic difficulties. Assistance and advice are also offered to undergraduate students looking for part-time employment and housing. In addition, factors relating to student retention are considered in the performance evaluation of every instructor.

     Students are most likely to withdraw before they begin their second academic quarter of study at an ITT Technical Institute. Of all students who enroll in ITT Technical Institutes, approximately 22% withdraw before their second academic quarter of study and approximately 23% withdraw at some point after the start of their second quarter. As a result, new technical institutes generally have higher withdrawal rates than institutes which have been open for five or more years. Approximately 70% of all students who continue their education past their first academic quarter complete their education at an ITT Technical Institute.

GRADUATE EMPLOYMENT

     ITT Technical Institutes have graduated over 125,000 students since 1976. The Company believes that the success of graduates from undergraduate programs who begin their careers in various fields involving their programs of study is critical to the ability of the ITT Technical Institutes to continue to recruit undergraduate students. The Company seeks to obtain data on the number of undergraduate students employed following graduation. The reliability of such data is largely dependent on information that students and employers report to the Company. Based on information from students and employers, the Company believes that students graduating from ITT Technical Institute undergraduate programs during the prior five years obtained employment or were already employed in various fields involving their programs of study as of June 30 or earlier of the year following graduation, as set forth below:

                         GRADUATE EMPLOYMENT STATISTICS


                                                               PERCENT OF EMPLOYABLE
                                                              GRADUATES WHO OBTAINED
                                                            EMPLOYMENT OR WERE ALREADY
          GRADUATING               NUMBER OF EMPLOYABLE    EMPLOYED IN FIELDS INVOLVING
            CLASSES                    GRADUATES(1)           THEIR PROGRAMS OF STUDY
          ----------               --------------------    -----------------------------
1997...........................           8,248                         90%
1996...........................           8,422                         88%
1995...........................           8,005                         87%
1994...........................           7,459                         85%
1993...........................           7,015                         83%


---------------
(1) Employable graduates exclude graduates who continue in a bachelor degree program at an ITT Technical Institute.

     Each ITT Technical Institute employs personnel to offer students and graduates of undergraduate programs career services, including job search assistance and soliciting employment opportunities from employers. In addition, undergraduate students receive instruction during their programs of study on such job search techniques as the identification of potential employment opportunities, the use of relevant reference materials, the composition of resumes and letters of introduction and the appropriate preparation, appearance and conduct for interviews. No career services are offered to students in the graduate program of study. The increase in employment rates set forth in the table above may also be due in part to improved conditions in the economy as a whole.


     Based on information from students and employers who responded to inquiries from the Company, the Company estimates that average annual starting salaries reported for 1997 graduates of certain programs offered by the ITT Technical Institutes who obtained employment or were already employed in fields involving their programs of study were as follows:


                           AVERAGE STARTING SALARIES


                                                            NUMBER OF     AVERAGE ANNUAL
                                                            EMPLOYABLE      SALARY UPON
                         PROGRAM                            GRADUATES       GRADUATION
----------------------------------------------------------  ----------    ---------------
Automated Manufacturing Technology (Bachelor Degree)......      310           $28,440
Electronics Engineering Technology (Bachelor Degree)......      786           $27,228
Industrial Design (Bachelor Degree).......................       57           $26,592
Computer-Aided Drafting Technology, Tool Engineering
  Technology and Architectural Engineering Technology
  (Associate Degree and Diploma)..........................    2,429           $21,286
Electronics Engineering Technology (Associate Degree
  and Diploma)............................................    4,271           $23,172


     Average annual salaries upon graduation for ITT Technical Institute graduates may vary significantly among ITT Technical Institutes depending on local employment conditions and each graduate's background. Initial employers of graduates from ITT Technical Institute undergraduate programs include both small, technology-oriented companies and well recognized corporations.

FEDERAL AND OTHER FINANCIAL AID PROGRAMS

     In 1997, the Company indirectly derived approximately 70% of its revenues from federal financial aid programs under Title IV ("Title IV Programs") of the Higher Education Act of 1965, as amended ("HEA"), although ITT Technical Institute students also rely on state financial aid programs, family contributions, personal savings, employment and other resources to pay their educational expenses. Students at the ITT Technical Institutes receive grants and loans to fund the cost of their education under the following Title IV
Programs: (a) the Federal Pell Grant program, which accounted in aggregate for approximately 11% of the Company's revenues in 1997; (b) the Federal Supplemental Educational Opportunity Grant ("SEOG") program, which accounted in aggregate for less than 1% of the Company's revenues in 1997; (c) the Federal Family Education Loan ("FFEL") programs (consisting of the Federal Stafford Loan program, Federal PLUS Loan program and Federal Consolidation Loan program), which accounted in aggregate for approximately 55% of the Company's revenues in 1997; (d) the Federal Perkins Loan ("Perkins") program, which accounted in aggregate for less than 1% of the Company's revenues in 1997; (e) the Federal Work-Study ("Work-Study") program, under which federal funds are made available to provide part-time employment to students and pursuant to which the ITT Technical Institutes employed approximately 500 students and paid $957,000 in student wages in 1997; and (f) the Federal Direct Loan ("FDL") programs (consisting of the Federal Direct Stafford Loan program, Federal Direct PLUS Loan program and Federal Direct Consolidation Loan program), which accounted in aggregate for approximately 3% of the Company's revenues in 1997. The SEOG, Perkins and Work-Study programs each require the institution to make a matching contribution in the amount of 25% of all federal funds the institution receives from the DOE each year. In 1997, the Company's 25% matching contribution amounted to $17,000 for the SEOG program, $33,000 for the Perkins program and $360,000 for the Work-Study program.

     In 1997, approximately 2% of the Company's revenues were indirectly derived from state financial aid programs and the Company awarded $738,000 in institutional scholarships. The Company also provides tuition discounts to full-time employees of the Company and their dependents to attend ITT Technical Institutes. For 1997, the cost of these employee educational discounts was $639,000.

REGULATION OF FEDERAL FINANCIAL AID PROGRAMS

     In order to participate in Title IV Programs, an institution must comply with numerous and complex standards set forth in the HEA and the regulations promulgated thereunder by the U.S. Department of Education ("DOE"). These standards are designed to limit institutional dependence on Title IV Program funds, prevent institutions with unacceptable student loan default rates from participating in Title IV Programs and, in general, require institutions to satisfy certain criteria related to educational value, administrative capability and financial responsibility. These standards are applied primarily on an institutional basis, with an institution defined as a main campus and its additional locations or branch campuses, if any. Among the 63 ITT Technical Institutes, 30 are considered to be main campuses and 33 are considered to be additional locations. The HEA standards require an institution to obtain and periodically renew its certification by the DOE as an "eligible institution" that has been authorized by the relevant state education authority(ies) and accredited by an accrediting commission recognized by the DOE. Sixty of the 63 ITT Technical Institutes currently participate in Title IV Programs, and the other three institutes, which were recently opened, have begun the certification process for participation in Title IV Programs.

     Proprietary providers of postsecondary education have been subjected to increased scrutiny and regulation by the DOE and other regulatory authorities as a result of concern about fraud and abuse of federal student financial aid programs by certain proprietary institutions. The Company believes that the ITT Technical Institutes are in substantial compliance with the HEA and its implementing regulations. The Company cannot, however, predict with certainty how all of the HEA provisions and the implementing regulations will be applied. As described below, the violation of Title IV Program requirements by the Company or any ITT Technical Institute could have a material adverse effect on the Company's financial condition, results of operations or cash flows. In addition, it is possible that the HEA and its implementing regulations may be applied in a way that could hinder the Company's operations or expansion plans.

     Significant factors relating to Title IV Programs that could adversely affect the Company include the following:

          Risk of Legislative Action. Title IV Programs are subject to significant political and budgetary pressures. The HEA is reauthorized by the U.S. Congress approximately every six years, and the next reauthorization is expected to be completed in 1998 or 1999. There can be no assurance that funding for Title IV Programs will continue to be available or maintained at current levels or that current requirements for institutional participation and student eligibility will not change. A reduction in Title IV Program funding levels or a limitation of the Company's participation in Title IV Programs could result in lower enrollments and require the Company to arrange for alternative sources of financial aid for its students. Given the significant percentage of the Company's revenues that are indirectly derived from Title IV Programs, any significant reduction in Title IV Program funding or the ability of the ITT Technical Institutes or their students to participate in Title IV Programs could have a material adverse effect on the Company's financial condition or results of operations.

          If an ITT Technical Institute lost its eligibility to participate in Title IV Programs, or if the amount of available Title IV Program funding was reduced, the Company would seek to arrange or provide alternative sources of financial aid for that institute's students. There are a number of private organizations that provide loans to students. Although the Company believes that one or more private organizations would be willing to provide loans to students attending an ITT Technical Institute, there is no assurance that this would occur or that the interest rate and other terms of such loans would be as favorable as for Title IV Program loans. In addition, the Company would be required to guarantee all or part of this assistance and might incur other additional costs in connection with securing alternative sources of student financial aid. If the Company provided more direct financial assistance to ITT Technical Institute students, it would incur additional costs and assume increased credit risks.

          Student Loan Defaults. Under the HEA, an institution may lose its eligibility to participate in some or all Title IV Programs if student defaults on federal student loans exceed certain rates. These rates are calculated on an institutional basis and represent the number of students who have defaulted, not the dollar amount of such defaults. An institution's cohort default rate is calculated on an annual basis as the rate at which borrowers scheduled to begin repayment on their loans in one year default on those loans by the end of the next year. For each year through federal fiscal year 1994, each institution participating in the FFEL programs received an FFEL cohort default rate. Beginning with federal fiscal year 1995, the DOE also included loans under the FDL programs in the calculation of an institution's cohort default rate, and each institution received an FFEL/FDL cohort default rate based solely on FFEL program loans, solely on FDL program loans or on a weighted average of both FFEL and FDL program loans, depending on whether the institution participated in the FFEL programs only, the FDL programs only or both FFEL and FDL programs, respectively. An institution whose FFEL/FDL cohort default rate is 25% or greater for three consecutive federal fiscal years loses eligibility to participate in the FFEL and FDL programs for the remainder of the federal fiscal year in which the DOE determines that the institution has lost its eligibility and for the two subsequent federal fiscal years, unless it successfully appeals such disqualification under the procedures provided by the HEA and its implementing regulations. During the pendency of any such appeal, the institution retains its eligibility to participate in the FFEL and FDL programs. An institution whose FFEL/FDL cohort default rate for any federal fiscal year exceeds 40% may have its eligibility to participate in all Title IV Programs limited, suspended or terminated.

          One ITT Technical Institute campus group, consisting of the institute in Garland, Texas, had FFEL/FDL cohort default rates of 25% or greater for three consecutive federal fiscal years: 27.7%, 36.8% and 28.4% for the 1993, 1994 and 1995 federal fiscal years, respectively. Another ITT Technical Institute campus group, consisting of the institute in San Antonio, Texas, had FFEL/FDL cohort default rates of 25% or greater for two consecutive federal fiscal years: 25.6% and 26.1% for the 1994 and 1995 federal fiscal years, respectively. No other ITT Technical Institute campus group had an FFEL/FDL cohort default rate equal to or greater than 25% for the 1995 federal fiscal year, the latest year for which the DOE has published FFEL/FDL cohort default rates. The ITT Technical Institutes in Garland and San Antonio, Texas, which accounted for approximately 1.7% and 2.4%, respectively, of the Company's revenues in its 1997 fiscal year, have initiated appeals of their 1995 FFEL/FDL cohort default rates with the DOE based on the servicing and collection of the loans included in such rates and erroneous data used to calculate such rates. The Company expects that these appeals will be resolved in 1998. There can be no assurance that either institute's appeal will result in a recalculation of its 1995 FFEL/FDL cohort default rate to less than 25%. If the Garland, Texas ITT Technical Institute's appeal does not result in its 1995 FFEL/FDL cohort default rate being reduced to less than 25%, such institute will immediately become ineligible to participate in the FFEL and FDL programs. If the San Antonio, Texas ITT Technical Institute's appeal does not result in its 1995 FFEL/FDL cohort default rate being reduced to less than 25% and such institute subsequently receives a 1996 FFEL/FDL cohort default rate equal to or greater than 25% and cannot reduce that rate to less than 25% through an appeal to the DOE, such institute will become ineligible to participate in the FFEL and FDL programs. Loss of eligibility to participate in the FFEL and FDL programs by both the Garland and San Antonio, Texas ITT Technical Institutes (but not by either alone) could have a material adverse effect on the Company's financial condition or results of operations.

          The Company has arranged for an unaffiliated, private funding source ("PFS") to provide loans to the students enrolled at the Garland, Texas ITT Technical Institute in the event this institute loses its eligibility to participate in the FFEL and FDL programs. This alternative source of student financial aid requires the Company to guarantee repayment of the PFS loans. Based on the Company's experience with the repayment of Title IV Program loans by students who attended the Garland, Texas ITT Technical Institute, the Company believes that such guaranty should not result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Another alternative would be to stop enrolling new students in the Garland institute, continue teaching the students already enrolled, and close the institute once the students already enrolled had completed their programs of study.

          If an institution's FFEL/FDL cohort default rate is 25% or greater in any of the three most recent federal fiscal years, or if its cohort default rate for loans under the Perkins program exceeds 15% for any federal award year (i.e., July 1 through June 30), that institution may be placed on provisional certification status by the DOE. When the Garland and San Antonio, Texas ITT Technical Institutes were provisionally recertified for participation in Title IV Programs following the Merger, one of the reasons each of those institutes received provisional certification was because the institute's FFEL/FDL cohort default rate exceeded 25% for at least one of the three most recent federal fiscal years. Each of those institutes was told that it would remain provisionally certified until its FFEL/FDL cohort default rates for the three most recent federal fiscal years for which such rates are available were all below 25%. Twenty-seven ITT Technical Institute campus groups (consisting of 53 institutes) had a Perkins cohort default rate in excess of 15% for students who were scheduled to begin repayment in the 1995/1996 federal award year, the most recent year for which such rate has been calculated. Thus, these ITT Technical Institutes could be placed on provisional certification status based on their Perkins cohort default rates. To date, no ITT Technical Institute campus group has been placed on provisional certification status because of its Perkins cohort default rate.



          The HEA requires an institution with a Perkins cohort default rate of 15% or greater to establish a default management plan, and each ITT Technical Institute has developed such a plan. Twenty-four ITT Technical Institute campus groups (consisting of 46 institutes) had a Perkins cohort default rate of 20% or greater for the 1995/1996 federal award year. The HEA subjects institutions with a Perkins cohort default rate of 20% or greater to a "default penalty" that reduces the amount of additional federal funds allocated annually to the institution for use in the Perkins program by: (a) 10%, if the rate is at least 20% but less than 25%; (b) 30%, if the rate is at least 25% but less than 30%; or (c) 100%, if the rate is 30% or greater. The Perkins loans disbursed to ITT Technical Institute students amounted to less than 1% of the Company's revenues in 1997, and less than half of the ITT Technical Institutes disburse their entire annual allocation. As a result, the Company does not believe that its financial condition or results of operations will be materially affected by any reduction of additional federal funds allocated to the ITT Technical Institute campus groups for use in the Perkins program. See
     "-- Regulation of Federal Financial Aid Programs -- Administrative Capability" and "-- Eligibility and Certification Procedures."


          A substantial factor in controlling FFEL/FDL cohort default rates is the servicing and collection efforts of student loan lenders and guaranty agencies, which are independent of the Company. The Company supplements such efforts by attempting to contact students who are delinquent in making payments to advise them of their responsibilities and any deferment or forbearance for which they may qualify. The Company has also contracted with third-party servicers to provide additional assistance in reducing defaults under the FFEL, FDL and Perkins programs by delinquent students who attended certain ITT Technical Institutes.

          Financial Responsibility Standards. The HEA and its implementing regulations prescribe specific and detailed financial responsibility standards that an institution must satisfy to participate in Title IV Programs. Among the most significant of these standards is a requirement that proprietary institutions have an acid test ratio (defined as the ratio of cash, cash equivalents and current accounts receivable to current liabilities) of at least 1:1 at the end of each of the institution's fiscal years. In addition, an institution must (a) have a positive tangible net worth at the end of each fiscal year and (b) not have a cumulative net operating loss during its two most recent fiscal years that results in a decrease of more than 10% of the institution's tangible net worth at the beginning of such two-year period. If the DOE determines that an institution does not satisfy each of these numeric standards, that institution may establish its financial responsibility on an alternative basis by (i) posting a letter of credit in an amount equal to 50% of the total Title IV Program funds received by students enrolled at such institution during the most recent year for which the DOE has data or (ii) posting a letter of credit in an amount equal to 10% of such prior year's Title IV Program funds and agreeing to receive Title IV Program funds under an arrangement other than the DOE's standard advance funding arrangement. Another significant financial responsibility standard requires institutions to post a letter of credit with the DOE in an amount equal to

     25% of the total dollar amount of refunds paid by the institution in its most recent fiscal year, if the institution has not paid refunds timely in its two most recent fiscal years.

          Historically, the DOE has evaluated the financial condition of the ITT Technical Institutes on a consolidated basis based on the Company's financial statements. The DOE's regulations, however, permit the DOE to examine the financial statements of each ITT Technical Institute campus group, the Company, Starwood, Inc. and ITT. The Company has calculated that its acid test ratio at December 31, 1997 was 1.94:1 and the Company believes that it satisfied all the other standards of financial responsibility at the Company level as of that date. As a part of the DOE's review of the applications of the ITT Technical Institute campus groups to have their eligibility to participate in Title IV programs reinstated after the Merger, the DOE evaluated the financial responsibility of all of the ITT Technical Institute campus groups following the Merger. The DOE determined that each of the campus groups satisfied the DOE's financial responsibility standards following the Merger, but the DOE directed the Company to address certain issues related to its financial condition and financial statements. See "--Change in Control."

          In November 1997, the DOE issued new regulations, to take effect July 1, 1998, which revised the DOE's standards of financial responsibility. These new standards replace the acid test ratio, the tangible net worth standard and the operating loss test described above with three different ratios: an equity ratio, a primary reserve ratio and a net income ratio. The equity ratio measures the institution's capital resources, ability to borrow and financial viability. The primary reserve ratio measures the institution's ability to support current operations from expendable resources. The net income ratio measures the ability of an institution to operate at a profit. The results of each ratio are assigned a strength factor on a scale from negative 1.0 to positive 3.0, with negative 1.0 reflecting financial weakness and 3.0 reflecting financial strength. An institution's strength factors are then weighted based on an assigned weighting percentage for each ratio. The weighted scores for the three ratios are then added together to produce a composite score for the institution. The composite score must be at least 1.5 for the institution to be deemed financially responsible by the DOE without the need for further oversight. The Company has calculated that the application of these new regulations to the Company's audited financial statements for its 1997 fiscal year results in a composite score of 3.0. The Company does not believe, based on its current understanding of how the revised financial responsibility standards will be applied, that these standards will have a material adverse effect on the Company's financial condition, results of operations or expansion plans.

          The "85/15 Rule." Under a provision of the HEA commonly referred to as the "85/15 Rule," a proprietary institution, such as each ITT Technical Institute campus group, becomes ineligible to participate in Title IV Programs if, on a cash accounting basis, more than 85% of its applicable revenues for a fiscal year are derived from Title IV Programs. If any ITT Technical Institute campus group were to violate the 85/15 Rule for any fiscal year, it would be ineligible to participate in Title IV Programs as of the first day of the following fiscal year and would be unable to apply to regain its eligibility until the next fiscal year. Furthermore, if an ITT Technical Institute campus group violated the 85/15 Rule and became ineligible to participate in Title IV Programs but continued to disburse Title IV Program funds, the DOE would consider all Title IV Program funds disbursed to the institution after the effective date of the loss of eligibility to be a liability subject to repayment by the institution. For each of its 1996 and 1997 fiscal years, the Company has calculated that no ITT Technical Institute campus group derived more than 81% of its revenues from Title IV Programs, and for its 1997 fiscal year, the range for the campus groups was from approximately 61% to approximately 80%.

          The Company believes that, due to the expansion and increased availability of funding under certain Title IV Programs resulting from the 1992 reauthorization of the HEA, students have increasingly relied, and probably will continue to rely, on Title IV Programs to finance their education, thereby increasing the prospect that a greater percentage of ITT Technical Institute revenues will be indirectly derived from Title IV Programs. In an effort to prevent any future loss of Title IV Program eligibility by any ITT Technical Institute campus group as a result of the 85/15 Rule, the Company has implemented various measures to reduce the percentage of applicable revenues indirectly derived from Title IV Programs. Some of these alternatives require the Company to incur costs not associated with Title IV Programs.

          Additional Locations and Program Offerings of ITT Technical Institutes. The Company's expansion plans assume its continued ability to
     (a) establish new ITT Technical Institutes as additional locations of existing ITT Technical Institute main campuses and (b) expand the program offerings at existing institutes. In its last three fiscal years, the Company has: (i) established eight new additional locations, six of which are participating in Title IV Programs and two of which are in the process of obtaining certification to participate; and (ii) added 35 programs at its existing ITT Technical Institutes. In addition, in March 1998 the Company established one new additional location, which is in the process of obtaining certification to participate in Title IV Programs. The HEA requires proprietary educational institutions, such as the ITT Technical Institute campus groups, to be in full operation for two years before the institution can qualify to participate in Title IV Programs. The HEA and applicable regulations, however, permit an institution that is already certified to participate in Title IV Programs to establish additional locations that may, after review by the DOE, begin to participate in Title IV Programs without satisfying the two-year requirement so long as each such additional location satisfies all other applicable requirements for institutional eligibility.


          The HEA and applicable regulations permit students to use Title IV Program funds only to pay the cost of attending eligible programs offered by institutions participating in Title IV Programs. The HEA and applicable regulations do not, however, restrict the number or delay the introduction of educational programs that an institution may offer, but students can only receive Title IV Program funds for enrollment in programs that satisfy all applicable requirements for eligibility.



          Fifty-eight ITT Technical Institutes are accredited by the Accrediting Commission of Career Schools and Colleges of Technology ("ACCSCT"), and three are accredited by the Accrediting Council for Independent Colleges and Schools ("ACICS"). The ACCSCT standards generally permit an institution's main campus to establish an additional location, if the main campus: (a) is not on probation; (b) is not subject to a show cause order;
     (c) is not subject to outcomes reporting, or, if subject to outcomes reporting, has been expressly permitted by the ACCSCT to establish an additional location; (d) has not applied for accreditation for an additional location within the past two years; and (e) has not undergone a change in control for at least one year, but this requirement generally does not apply to an accreditation application for an additional location submitted prior to the change in control. Prior to the change in control caused by the Merger, the Company submitted applications for accreditation to the ACCSCT for all additional locations that the Company anticipates opening in 1998 and for most of the additional locations that the Company anticipates opening in 1999. The ACICS standards generally permit an institution's main campus to establish a branch campus (referred to herein as an "additional location") if: (i) the main campus is not on probation;
     (ii) neither the main campus nor any of its additional locations is subject to a show cause order; (iii) neither the main campus nor any of its additional locations is subject to a financial or outcomes review, or, if subject to a financial or outcomes review, has been expressly permitted by the ACICS to establish an additional location; and (iv) the main campus does not have any additional location awaiting final accreditation.


          The ACCSCT standards generally permit an institution's main campus and its additional locations to expand their program offerings if (a) the institute is not on probation and (b) the institute is not subject to a show cause order. The ACICS standards generally permit an institution's main campus and its additional locations to expand their program offerings if: (i) the institute is not on probation; and (ii) neither the main campus nor any of its additional locations is subject to a financial or outcomes review or, if subject to an outcomes review, has been expressly permitted by the ACICS to expand its program offerings.


          One ITT Technical Institute (an additional location) accredited by the ACCSCT is on probation and 22 ITT Technical Institutes (14 main campuses and eight additional locations) accredited by the ACCSCT are subject to outcomes reporting. No ITT Technical Institute accredited by the ACICS is on probation or subject to a financial or outcomes review. The ACCSCT may place an institution's main campus or additional location on probation or subject it to outcomes reporting for a variety of reasons. All of the ITT Technical Institutes that are on probation or subject to outcomes reporting by the ACCSCT received such status because the ACCSCT determined that the student completion rates for certain programs of study offered by these ITT Technical Institutes are not reasonable. Under the ACCSCT and the ACICS standards, as applicable, an institution's main campus or additional location that is: (a) placed on probation is required to demonstrate to the accrediting commission that the institute has taken corrective action and is in continuous compliance with accrediting commission standards; (b) subjected to outcomes reporting is required to periodically report its results in such areas to the accrediting commission; or (c) subjected to a financial or outcomes review is required to report its results in such areas to the accrediting commission. Although the ACCSCT and the ACICS standards limit the ability of the Company to establish additional locations and expand the programs offered at an institute in certain circumstances, the Company does not believe, based on its current understanding of how the accrediting standards will be applied, that these limitations will have a material adverse effect on the Company's expansion plans.


          State laws and regulations generally treat each ITT Technical Institute location as a separate institution and do not distinguish between main campuses and additional locations. Thus, ITT Technical Institutes that are recognized as additional locations by the DOE and their respective accrediting commissions are, for the most part, recognized as separate, unaffiliated institutions by their respective state education authorities. State laws and regulations generally do not limit the number of institutions that can be established within the state or the number of programs that can be offered by an institution, so long as each institution satisfies all requirements to obtain the requisite state authorization(s). The requirements to obtain the requisite state authorization(s) limit the ability of the Company in certain states to establish new institutes and offer new programs, and the process of obtaining the requisite state authorization(s) can delay the opening of new institutes or the offering of new programs. Although state laws and regulations limit the ability of the Company to establish new ITT Technical Institutes and expand the programs offered at an institute, the Company does not believe, based on its current understanding of how the state laws and regulations in effect in the states where the Company is located or anticipates establishing a new location will be applied, that these limitations will have a material adverse effect on the Company's expansion plans. See "-- State Authorization and Accreditation."


          Administrative Capability. The HEA directs the DOE to assess the administrative capability of each institution to participate in Title IV Programs. The DOE has issued regulations that require each institution to satisfy a series of separate standards. Failure to satisfy any of the standards may lead the DOE to determine that the institution lacks administrative capability and, therefore, is not eligible to continue its participation in Title IV Programs or must be placed on provisional certification status as a condition of such continued participation. One standard that is applicable to certain programs with the stated objective of preparing students for employment requires the institution to show a reasonable relationship between the length of the program and the entry-level job requirements of the relevant field of employment. Other standards provide that an institution lacks administrative capability if its FFEL/FDL cohort default rate equals or exceeds 25% for any of the three most recent federal fiscal years for which FFEL/FDL cohort default rates are available, or if its Perkins cohort default rate exceeds 15% for any federal award year. Two ITT Technical Institute campus groups (each consisting of one institute) had a FFEL/FDL cohort default rate equal to or greater than 25% for at least one of the three most recent federal fiscal years for which FFEL/FDL cohort default rates are available. Twenty-seven ITT Technical Institute campus groups (consisting of 53 institutes) had a Perkins cohort default rate in excess of 15% for the most recent federal award year for which such rate has been calculated. When the Garland and San Antonio, Texas ITT Technical Institutes were provisionally recertified for participation in Title IV Programs following the Merger, one of the reasons each of those institutes received provisional certification was because the institute's FFEL/FDL cohort default rate exceeded 25% for at least one of the three most recent federal fiscal years. Each of those institutes was told that it would remain provisionally certified until its FFEL/FDL cohort default rates for the three most recent federal fiscal years for which such rates are available were all below 25%. To date, no ITT Technical Institute campus group has been placed on provisional certification status because of its Perkins cohort default rate. See

     "-- Regulation of Federal Financial Aid Programs -- Student Loan Defaults" and "-- Eligibility and Certification Procedures."



          An additional standard in the HEA prohibits an institution from providing any commission, bonus or other incentive payment based directly or indirectly on success in securing enrollments or financial aid to any person or entity engaged in any student recruitment, admission or financial aid awarding activity. The DOE has provided only limited guidance respecting compliance with this requirement. ITT Technical Institute employees involved in student recruitment, admissions or financial aid receive only a salary. The Company believes that its method of compensating persons and entities engaged in student recruitment, admission or financial aid awarding activity complies with the requirements of the HEA. The regulations do not, however, establish clear standards for compliance, and there can be no assurance that the DOE will not find deficiencies in the Company's present or former methods of compensation.


          Under new regulations issued by the DOE in November 1996, starting January 1, 1998 each institution must utilize certain electronic processes provided by the DOE in order to be considered administratively capable. Although the Company will have to adjust some of its current practices in order for its institutes to comply fully with this new requirement, the Company does not believe, based on its current understanding of how this new requirement will be applied, that the Company's financial condition will be materially affected by this new standard.

          Eligibility and Certification Procedures. Under the HEA and its implementing regulations, each institution is required to periodically reapply to the DOE for continued eligibility to participate in Title IV Programs. Each institution deemed to be in compliance with the HEA and the DOE's regulations is recertified for a period not to exceed four years, before which time it must apply again for continued recertification. In 1997, 13 ITT Technical Institute campus groups (consisting of 20 institutes) were required by the DOE to apply for recertification to participate in Title IV Programs. The DOE combined each of these campus groups' applications for recertification with their applications for reinstatement of participation in Title IV Programs following the change in control caused by the Merger. The DOE normally requires an institution to submit an updated application for institutional eligibility and certification when it opens an additional location that offers a full educational program or raises its level of program offering.


          An institution may be placed on provisional certification status for a period not to exceed three years, if the DOE finds that the institution does not fully satisfy all the eligibility and certification standards. If an institution successfully participates in the Title IV Programs during its period of provisional certification but fails to satisfy the full certification criteria, the DOE may renew the institution's provisional certification. An institution's provisional certification may be withdrawn by the DOE without advance notice if the DOE determines that the institution is not fulfilling all applicable requirements, and an institution that is provisionally certified may be subjected to closer review by the DOE if it applies for approval to open a new location or some other significant change in its eligibility, but provisional certification does not otherwise limit an institution's access to Title IV Program funds. Further, any institution seeking eligibility to participate in Title IV Programs after a change in control will be provisionally certified for a limited period, following which the institution will be required to reapply for continued eligibility. No ITT Technical Institute campus group was provisionally certified by the DOE prior to the Merger. As a result of the Merger, each ITT Technical Institute campus group was recertified to participate in Title IV Programs on a provisional basis for a three-year period. As an additional condition of each institute's provisional certification, the DOE directed the Company to address certain issues related to its financial condition and financial statements. Four campus groups (consisting of six ITT Technical Institutes) each had one additional condition placed on their provisional certification, as follows: (a) the Garland and San Antonio, Texas ITT Technical Institutes were each cited for having an FFEL/FDL cohort default rate equal to or greater than 25% for at least one of the three most recent federal fiscal years for which such rates are available, and each was told that it would stay on provisional certification status until its rates for the three most recent federal fiscal years for which such rates are available were all below 25%; (b) the San Diego, California ITT Technical Institute was cited for having a pending DOE program review, and was told it would stay on provisional certification status until all liabilities identified in the program review were paid and all deficiencies identified in the program review were resolved; and (c) the Youngstown, Ohio ITT Technical Institute campus group was cited because its accrediting commission, the ACICS, had only temporarily extended the campus group's accreditation following the Merger and had not yet formally reaccredited the campus group. See "-- Change in Control."

          Title IV Program Funds Management. The DOE issued new regulations in November 1996 which became effective July 1, 1997 and which revised the procedures governing how an institution participating in Title IV Programs requests, maintains, disburses and otherwise manages Title IV Program funds. One significant change is the requirement that institutions disburse all Title IV Program funds by payment period, which, in the case of the ITT Technical Institutes, corresponds to an academic quarter. This regulation increases the number of disbursements of federal student loans that institutions on a quarter system, like the ITT Technical Institutes, must make and, therefore, delays each institute's receipt and disbursement of federal student loan funds. Other significant changes include expanding the requirements for institutions to notify Title IV Program fund recipients of certain information and reducing the time by which an institution must return undisbursed Title IV Program funds. These new regulations materially affect the Company's cash flow and increase the Company's administrative burden, but they will not have a material adverse effect on the Company's financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

          Availability of Lenders and Guarantors. For a variety of reasons, including the high default rates of students attending certain proprietary institutions, the growth of the FDL programs and the potential assertion of claims against holders of student loans, the number of lenders willing to make federally guaranteed student loans to students at certain proprietary institutions has declined. To date, however, the availability of lenders has not affected the ability of ITT Technical Institute students to obtain FFEL program loans. In the Company's 1997 fiscal year, one lending institution provided approximately 62% of all federally guaranteed student loans to ITT Technical Institute students. The Company believes that other lenders would be willing to make FFEL program loans to its students if such loans were no longer available from any of its current lenders, but there can be no assurance in this regard. In addition, the HEA requires the establishment of lenders of last resort in every state to make loans to students at any school that cannot otherwise identify lenders willing to make federally guaranteed loans to its students. Using a lender of last resort may delay the receipt of FFEL program loans by ITT Technical Institute students and slightly reduce the total loan access for ITT Technical Institute students, but it should not have a material adverse effect on the Company. The lenders of last resort will not provide PLUS loans, which accounted for 11% of the Company's revenues in 1997, and are not required to provide any unsubsidized Stafford loans, which accounted for 23% of the Company's revenues in 1997.

          In the Company's 1997 fiscal year, one student loan guaranty agency guaranteed approximately 94% of all FFEL program loans made to ITT Technical Institute students. The Company believes that other guaranty agencies would be willing to guarantee FFEL program loans to ITT Technical Institute students if that guaranty agency ceased guaranteeing such loans or reduced the volume of loans guaranteed, but there can be no assurance in this regard. Most states have a designated guaranty agency that the Company believes would guarantee most, if not all, FFEL program loans made to ITT Technical Institute students in that state. In addition, the HEA's lender of last resort program provides for the guarantee of FFEL program loans made by lenders of last resort. Thus, any reduction in the volume of FFEL program loans for ITT Technical Institute students guaranteed by the institutes' primary guaranty agency should not have a material adverse effect on the Company's financial condition, results of operations or cash flows. Neither ITT, Starwood, Inc. nor any of their subsidiaries or affiliates (including the Company) makes or guarantees any Title IV Program loans to any student attending any ITT Technical Institute.

          Compliance with Regulatory Standards and Effect of Regulatory Violations. The Company maintains an internal audit department that reviews the compliance of the ITT Technical Institutes with Title IV Program requirements. The Company's audit plan provides for an annual on-site compliance review of each ITT Technical Institute. The review addresses numerous compliance areas, including student tuition refunds, student academic progress, student admissions, graduate employment, student attendance, student financial aid applications and implementation of prior audit recommendations.

          The ITT Technical Institutes are subject to audits or program compliance reviews by various external agencies, including the DOE, state agencies, guaranty agencies and accrediting commissions. The HEA and its implementing regulations also require that an institution's administration of Title IV Program funds be audited annually by an independent accounting firm. If the DOE or another regulatory agency were to determine that an ITT Technical Institute had improperly disbursed Title IV Program funds or had violated a provision of the HEA or the implementing regulations, the affected institute could be required to repay such funds to the DOE or the appropriate state agency or lender and could be assessed an administrative fine. The DOE could also transfer the institute from the advance system of receiving Title IV Program funds to the reimbursement system, under which a school must disburse its own funds to students and document the students' eligibility for Title IV Program funds before receiving such funds from the DOE. Violations of Title IV Program requirements could also subject an institute or the Company to other civil and criminal penalties. In addition, significant violations of regulatory standards governing Title IV Programs by the Company or any of the ITT Technical Institutes could be the basis for a proceeding by the DOE to limit, suspend or terminate the participation of the affected institutes in Title IV Programs. If the DOE terminates the eligibility of an institution to participate in Title IV Programs, the institution in most circumstances must wait 18 months before requesting a reinstatement of its participation. An institution that loses its eligibility to participate in the FFEL and FDL programs due to high cohort default rates for three consecutive years normally may not apply to resume participation in those programs for at least two federal fiscal years. An institution that loses its eligibility to participate in Title IV Programs due to a violation of the 85/15 Rule may not apply to resume participation in Title IV Programs for at least one year.


          The DOE performed a program review of the ITT Technical Institute in San Diego, California. As a part of that program review, the DOE directed the Company to (a) remit a nominal amount of money to lenders and the DOE and (b) adopt a policy of refunding late disbursement amounts directly to students, instead of to students' lenders for the purpose of reducing students' Title IV Program loan balances. The Company has made such remittance and has adopted such a policy and submitted it to the DOE for review. These requirements will not have a material adverse effect on the Company's financial condition, results of operations or cash flows. There is no proceeding pending to fine, limit, suspend or terminate any ITT Technical Institute's participation in Title IV Programs, and the Company has no reason to believe that any such proceeding is contemplated. If such a proceeding were initiated and resulted in a substantial curtailment of the Company's participation in Title IV Programs, the Company would be materially adversely affected, even if the Company could arrange or provide alternative sources of student financial aid. If an institute lost its eligibility to participate in Title IV Programs and the Company could not arrange for alternative sources of financial aid for the institute's students, the Company probably would have to close that institute.


STATE AUTHORIZATION AND ACCREDITATION

     The Company is subject to extensive and varying regulation in each of the 27 states in which an ITT Technical Institute currently operates and in four other states in which the institutes recruit students. Each ITT Technical Institute must be authorized by the applicable state education authority(ies) to operate and grant degrees or diplomas to its students. In addition, certain states require an institute to be in operation for a period of up to two years before such institute can be authorized to award degrees. All 63 ITT Technical Institutes are currently authorized by one or more state education authorities.

     ITT Technical Institutes that confer bachelor or master degrees must, in most cases, meet additional regulatory standards. Raising the curricula of existing ITT Technical Institutes to the bachelor and/or master degree level requires the approval of state education authorities and accrediting commissions. State education laws and regulations affect the Company's operations and may limit the ability of the Company to introduce degree programs or to obtain authorization to operate in certain states. If any ITT Technical Institute lost its state authorization, the institute would be unable to offer postsecondary education and the Company would be forced to close the institute. Closing an ITT Technical Institute could have a material adverse effect on the Company's financial condition or results of operations.

     The HEA specifies a series of standards that each recognized accrediting commission must utilize in reviewing institutions. For example, accrediting commissions must assess the length of each academic program and the tuition charged by each institution in relation to the subject matters taught and the objectives of the degrees or diplomas offered. Further, accrediting commissions must evaluate each institution's success with respect to student achievement, as measured by rates of program completion, passing of state licensing examinations and job placement. In 1997, seven ITT Technical Institutes were reviewed and reaccredited by their respective accrediting commission and one ITT Technical Institute obtained its initial accreditation.


     State authorization and accreditation by a recognized accrediting commission are required in order for an institution to become and remain eligible to participate in Title IV Programs. In addition, some states require institutions operating therein to be accredited as a condition of state authorization. Fifty-eight ITT Technical Institutes are accredited by the ACCSCT and three are accredited by the ACICS, both of which are accrediting commissions recognized by the DOE. The other two institutes, which were recently opened, have applied for accreditation. One ITT Technical Institute (an additional location) accredited by the ACCSCT is on probation and 22 ITT Technical Institutes (14 main campuses and eight additional locations) accredited by the ACCSCT are subject to outcomes reporting. No ITT Technical Institute accredited by the ACICS is on probation or subject to a financial or outcomes review. Under the ACCSCT and the ACICS standards, as applicable, an institution's main campus or additional location may be placed on probation, subjected to outcomes reporting or subjected to a financial or outcomes review for a variety of reasons. All of the ITT Technical Institutes that are on probation or subject to outcomes reporting by the ACCSCT received such status because the ACCSCT determined that the student completion rates for certain programs of study offered by these ITT Technical Institutes are not reasonable. Under the ACCSCT and the ACICS standards, as applicable, an institution's main campus or additional location that is: (a) placed on probation is required to demonstrate to the accrediting commission that the institute has taken corrective action and is in continuous compliance with accrediting commission standards; (b) subjected to outcomes reporting is required to periodically report its results in such areas to the accrediting commission; or (c) subjected to a financial or outcomes review is required to report its results in such areas to the accrediting commission. If any ITT Technical Institute on probation by the ACCSCT fails to make the applicable demonstration to the ACCSCT, the ACCSCT may revoke, refuse to renew or otherwise condition the institute's accreditation. The loss of accreditation by an existing ITT Technical Institute or the failure of a new technical institute to obtain full accreditation: (a) would render (i) only the affected institute ineligible to participate in Title IV Programs, if the affected institute was an additional location or (ii) the entire campus group ineligible to participate in Title IV Programs, if the affected institute was a main campus; and (b) could have a material adverse effect on the Company's financial condition, results of operations and cash flows.


CHANGE IN CONTROL

     The DOE, the ACCSCT and the ACICS (collectively, the "Accrediting Commissions") and most of the state education authorities that regulate the ITT Technical Institutes (the "SEAs") have laws, regulations and/or standards (collectively "Regulations") pertaining to changes in ownership and/or control (collectively "change in control") of educational institutions, but these Regulations do not uniformly define what constitutes a change in control. The DOE's Regulations describe certain transactions that constitute a change in control, including the transfer of a controlling interest in the voting stock of an institution or such institution's parent corporation. The DOE's standards also specify that a change in control of a publicly traded corporation, such as the Company, occurs when there is an event that obligates the corporation to file a Current Report on Form 8-K with the Securities and Exchange Commission disclosing a change in control. Most of the SEAs and the Accrediting Commissions include the sale of a controlling interest of common stock in the definition of a change in control. The change in control Regulations adopted by the DOE, the Accrediting Commissions and the SEAs are subject to varying interpretations as to whether a particular transaction constitutes a change in control.

     Upon the occurrence of a change in control under the DOE's Regulations, an institution immediately becomes ineligible to participate in Title IV Programs, cannot commit additional Title IV Program funds to its students, and can only receive and disburse certain Title IV Program funds that were previously committed to its students. Thereafter, the institution must file a complete application with the DOE in order to have its eligibility to participate in Title IV Programs reinstated. Reinstatement of an institution's certification to participate in Title IV Programs is dependent on the DOE's determination that the institution, under its new ownership and control, is in compliance with specified DOE requirements for institutional eligibility. The time required for the DOE to act on an application for certification under new ownership and control can vary substantially and may take several months. To be complete, among other things, such application must demonstrate that, following the change in control, the main campus and all of the additional locations and branch campuses that comprise the institution are authorized by the appropriate state educational authority(ies) and accredited by an accrediting commission recognized by the DOE.


     The Accrediting Commissions will not reaccredit an institution following a change in control until the institution submits a complete application for reaccreditation, which requires (among other things) documentation that the institution has been reauthorized, or continues to be authorized, by the appropriate SEA(s). The standards of the ACCSCT (which accredits 58 ITT Technical Institutes) provide that, during the 30 days immediately preceding the change in control, the ACCSCT will determine whether to temporarily continue the institution's accreditation for a period of six months after the change to allow time for the completion and review of the application. The standards of the ACICS (which accredits three ITT Technical Institutes) provide that, generally within five business days after an institution documents (among other things) that it has been reauthorized, or continues to be authorized, by the appropriate SEA(s) following a change in control, the ACICS will determine whether to temporarily reinstate the institution's accreditation for an undefined period to allow for the completion and review of the application.


     Many of the SEAs, including the California SEA which authorizes 11 ITT Technical Institutes, require that a change in control of an institution be approved before it occurs in order for the institution to maintain its SEA authorization. Other SEAs will only review a change in control of an institution after it occurs.


     The DOE, the Accrediting Commissions and most of the SEAs (including the California SEA) considered the Merger to constitute a change in control of the Company and the ITT Technical Institutes under their respective Regulations. As a result, effective upon the Merger, each ITT Technical Institute campus group immediately became ineligible to participate in all of the Title IV Programs. The Company obtained all prior approvals of the Merger from the ACCSCT and the SEAs that required such approval before the Merger occurred. Since the Merger, the Company has obtained temporary approval of the Merger from the ACICS, final approvals of the Merger from some of the SEAs required after a change in control occurs and continued authorization to operate from the remaining SEAs. The Company is continuing to pursue final approvals from the ACICS and SEAs. The DOE approved the reinstatement of each ITT Technical Institute campus group's participation in Title IV Programs effective March 20, 1998. The DOE's approval was on a provisional basis, which is the DOE's practice for all institutions following a change in control. As an additional condition of each institute's provisional certification, the DOE directed the Company to maintain an undefined sufficient level of cash or cash equivalents, and to revise its current accounting treatment of direct marketing costs, revenue recognition and amortization of direct marketing costs or provide evidence that the Company's treatment of these items is in conformance with GAAP. The Company believes that its treatment of these items is in accordance with GAAP and that it maintains cash and cash equivalents in sufficient amounts to satisfy the DOE, but there can be no assurance thereof. If the Company is required to change its accounting treatment for any of the above items, management does not believe that such change would have a material adverse effect on the Company's financial condition or results of operations before the cumulative effect of any change in accounting. Four campus groups (consisting of six ITT Technical Institutes) each had one additional condition placed on their provisional certification. See "-- Regulation of Federal Financial Aid Programs -- Eligibility and Certification Procedures."



     The Offering will constitute a change in control under the Regulations of certain SEAs (but not the California SEA), but not under the Regulations of the DOE or of either Accrediting Commission. Thus, certain ITT Technical Institutes will be subject to review by their applicable SEAs to reaffirm their authorization. A significant delay in obtaining or the failure to obtain SEA authorization of any ITT Technical Institute could have a material adverse effect on the Company's financial condition or results of operations. The Company does not believe it will experience any material delay or difficulty in obtaining SEA authorization for any affected institute. The Company has obtained all approvals of the Offering from those SEAs that require approval before the Offering occurs.


     A change in control under the Regulations of the DOE, the Accrediting Commissions and most of the SEAs could also occur as a result of certain future transactions involving the ITT Technical Institutes, the Company or a principal stockholder, including but not limited to ITT's disposition of a significant portion of the shares of Common Stock that it retains after the Offering, certain corporate reorganizations and certain changes in the boards of directors of such corporations. Starwood, Inc. has announced that it is exploring a range of disposition strategies for the Company.


     The Company believes that if a future transaction results in a change in control of the ITT Technical Institutes, the Company or a principal stockholder, the Company will be able to obtain all necessary approvals from the DOE, the SEAs and the Accrediting Commissions, with the possible exception of the California SEA. There can be no assurance, however, that all such approvals can be obtained in a timely manner that would not unreasonably delay the availability of Title IV Program funds to ITT Technical Institute students or prevent certain ITT Technical Institute students from receiving Title IV Program funds for which they would otherwise be eligible. In particular, obtaining such approval from the California SEA, which authorizes 11 ITT Technical Institutes, could be adversely affected by a state statute that prohibits the California SEA from approving a change in control application by any applicant that has been found in any judicial or administrative proceeding to have violated Chapter 7 (formerly Chapter 3) of the California Education Code ("Chapter 7"). In October 1996, the jury in the Eldredge Case determined that the Company, through its ITT Technical Institute in San Diego, California, violated Chapter 7. The Company has appealed the jury's verdict in the Eldredge Case. While the California SEA approved the change in control application submitted by the Company with respect to the Merger, there can be no assurance that it will approve any future change in control application submitted by the Company. See "-- Legal Proceedings."


     A material adverse effect on the Company's financial condition, results of operations and cash flows would result if a change in control of the Company occurred and a material number of ITT Technical Institutes failed to timely: (a) obtain the approvals of the SEAs required prior to a change in control, including the California SEA in particular; (b) obtain the requisite reauthorizations from the SEAs which review a change in control after it occurs;
(c) regain accreditation (or have their accreditation temporarily continued or reinstated) by the Accrediting Commissions; or (d) regain eligibility to participate in Title IV Programs from the DOE. In addition, the time of year at which a change in control of the Company occurs, coupled with the length of time required by the ITT Technical Institutes to regain their eligibility to participate in Title IV Programs, could have a material adverse effect on the amount of Title IV Program funds students can obtain to pay the education costs of attending the ITT Technical Institutes and, accordingly, on the Company's business, financial condition and results of operations.

FEDERAL INCOME TAX RELIEF

     Federal income tax relief in the form of tax credits, tax deductions and income exclusions is available to students and their families beginning in 1998 under the Taxpayer Relief Act of 1997 ("TRA"). The TRA provides: (a) an annual Hope Scholarship tax credit of up to $1,500 for tuition and related expenses incurred on or after January 1, 1998 for each of a student's first two years of postsecondary education; (b) an annual Lifetime Learning tax credit of up to $1,000 in 1998 through 2002 and up to $2,000 in subsequent years for tuition and related expenses incurred on or after July 1, 1998, but the Lifetime Learning tax credit is not available in any tax year in which the taxpayer is claiming the Hope Scholarship tax credit; (c) an annual tax deduction, ranging from up to $1,000 in 1998 to up to $2,500 in 2001 and thereafter, for interest paid during the first 60 months in which interest payments are required on any student loan(s); and (d) an annual income exclusion of up to $5,250 for undergraduate educational expenses incurred on or after January 1, 1998 and before June 1, 2000 that are paid by the student's employer. The TRA also allows taxpayers to establish Education IRAs, for taxable years beginning on or after January 1, 1998, that can be funded with non-deductible contributions of up to $500 annually for any child up to the age of 18 years, and the earnings on those accounts are tax-free if the funds are used to pay for qualified higher education expenses. The tax benefits provided by the TRA may help reduce the effective cost of postsecondary education to the student and his or her family and may, as a result, lead to higher enrollments at ITT Technical Institutes, decreased student dependence on Title IV Program funds and fewer Title IV Program loan defaults. Educational institutions are required to submit certain information about the student and the student's family to the Internal Revenue Service ("IRS") in order for the student and the student's family to qualify for some of the tax benefits under the TRA. The Company's administrative burden will increase as a result of these IRS reporting requirements, but such compliance will not have a material adverse effect on the Company's financial condition or results of operations.

FACULTY

     Faculty members are hired in accordance with criteria established by the Company, the Accrediting Commissions and the SEAs. The Company strives to hire faculty with related work experience and academic credentials to teach most technical subjects. Faculty members typically include education supervisors, who act as department heads for a program of study, and various categories of instructors. As of December 31, 1997, the ITT Technical Institutes employed 997 full-time faculty members and 167 part-time faculty members. The ratio of the number of all ITT Technical Institute students to all ITT Technical Institute full-time instructors is approximately 25 to 1.

ADMINISTRATION AND EMPLOYEES

     Each ITT Technical Institute is administered by a director who has overall responsibility for the management of the institute. The administrative staff of each ITT Technical Institute also includes a director of recruitment, a director of career services, a director of finance and a director of education. The Company employs approximately 160 people at its corporate headquarters in Indianapolis, Indiana. As of December 31, 1997, the Company had approximately 2,750 full-time and regular part-time employees. In addition, the Company employed approximately 600 students as laboratory assistants and in other part-time positions at that date. None of the Company's employees is represented by labor unions.

     The Company's headquarters provides centralized services to all ITT Technical Institutes in the following areas: accounting, marketing, public relations, curricula development, purchasing, human resources, regulatory and legislative affairs and real estate. In addition, national directors of each major technical institute function (i.e., recruiting, finance, education and career services) reside at the headquarters and develop policies and procedures to guide these functions at the technical institutes. Managers located at the headquarters closely monitor the operating results of each ITT Technical Institute and frequently conduct on-site reviews.

COMPETITION

     The postsecondary education market in the United States is highly fragmented and competitive with no private or public institution enjoying a significant market share. ITT Technical Institutes compete for students with four-year and two-year degree granting institutions, which include nonprofit public and private colleges and proprietary institutions, as well as with alternatives to higher education such as military service or immediate employment. Competition among educational institutions is believed to be based on the quality of the educational program, perceived reputation of the institution, cost of the program and employability of graduates. Certain public and private colleges may offer programs similar to those of the ITT Technical Institutes at a lower tuition cost due in part to government subsidies, foundation grants, tax deductible contributions or other financial resources not available to proprietary institutions. Other proprietary institutions offer programs that compete with those of the ITT Technical Institutes. Certain of the Company's competitors in both the public and private sector have greater financial and other resources than the Company.

PROPERTIES

     All ITT Technical Institute facilities are leased by the Company, except for a parking lot adjacent to the Houston (North), Texas ITT Technical Institute that is owned by the Company. The average lease term is approximately eight years. The table below sets forth certain information regarding the ITT Technical Institute facilities leased by the Company as of March 31, 1998.

                   ITT TECHNICAL INSTITUTE FACILITIES LEASES

                                     AREA IN
  LOCATION (METROPOLITAN AREA)     SQUARE FEET
---------------------------------  -----------
Birmingham, Alabama..............    23,907
Phoenix, Arizona.................    25,900
Tucson, Arizona..................    17,818
Little Rock, Arkansas............    22,766
Anaheim, California (Los
  Angeles).......................    35,646
Hayward, California (San
  Francisco).....................    20,009
Lathrop, California (Stockton)...    13,274(1)
Oxnard, California (Los
  Angeles).......................    27,098
Rancho Cordova, California
  (Sacramento)...................    27,020
San Bernardino, California
  (Los Angeles)..................    33,551
San Diego, California............    34,360
Santa Clara, California
  (San Francisco)................    24,390
Sylmar, California (Los
  Angeles).......................    30,000
Torrance, California (Los
  Angeles).......................    30,000
West Covina, California
  (Los Angeles)..................    36,382
Aurora, Colorado (Denver)........    23,450(2)
Thornton, Colorado (Denver)......    27,076
Fort Lauderdale, Florida.........    16,341
Jacksonville, Florida............    25,200
Maitland, Florida (Orlando)......    32,418
Miami, Florida...................    21,347
Tampa, Florida...................    35,000
Boise, Idaho.....................    27,978
Burr Ridge, Illinois (Chicago)...    21,000(1)
Hoffman Estates, Illinois
  (Chicago)......................    24,000
Matteson, Illinois (Chicago).....    19,058
Fort Wayne, Indiana..............    67,000
Indianapolis, Indiana............    58,692
Newburgh, Indiana (Evansville)...    20,000
Louisville, Kentucky.............    20,232
St. Rose, Louisiana (New
  Orleans).......................    21,000(3)
Framingham, Massachusetts
  (Boston).......................    19,938
Grand Rapids, Michigan...........    25,000

                                     AREA IN
  LOCATION (METROPOLITAN AREA)     SQUARE FEET
---------------------------------  -----------
Troy, Michigan (Detroit).........    32,000
Arnold, Missouri (St. Louis).....    21,000(1)
Earth City, Missouri (St.
  Louis).........................    29,360
Omaha, Nebraska..................    22,400
Henderson, Nevada (Las Vegas)....    11,166(1)
Albuquerque, New Mexico..........    21,588
Albany, New York.................    21,000(3)
Getzville, New York (Buffalo)....    22,765
Liverpool, New York (Syracuse)...    21,000(3)
Dayton, Ohio.....................    45,591
Norwood, Ohio (Cincinnati).......    21,272
Strongsville, Ohio (Cleveland)...    21,548
Youngstown, Ohio.................    22,500
Portland, Oregon.................    39,600
Mechanicsburg, Pennsylvania
  (Harrisburg)...................    21,000
Monroeville, Pennsylvania
  (Pittsburgh)...................    23,791
Pittsburgh, Pennsylvania.........    19,232
Greenville, South Carolina.......    22,065
Knoxville, Tennessee.............    30,000
Memphis, Tennessee...............    21,648
Nashville, Tennessee.............    34,690
Arlington, Texas.................    19,600
Austin, Texas....................    25,480
Garland, Texas (Dallas)..........    21,138
Houston (North), Texas...........    22,695
Houston (South), Texas...........    22,954
Houston (West), Texas............    36,413
Richardson, Texas (Dallas).......    23,500(3)
San Antonio, Texas...............    25,000
Murray, Utah (Salt Lake City)....    33,600
Norfolk, Virginia................    25,572
Richmond, Virginia...............    21,000(3)
Bothell, Washington (Seattle)....    27,800
Seattle, Washington..............    30,316
Spokane, Washington..............    16,378
Greenfield, Wisconsin
  (Milwaukee)....................    29,650

---------------
(1) Institutes in the first year of operation.

(2) Facility under lease from which the Company relocated the ITT Technical Institute to Thornton, Colorado. While the Company remains subject to the lease for the Aurora facility, an ITT Technical Institute is no longer located in this facility.

(3) Facility under lease at which the Company plans to open a new ITT Technical Institute.

     ITT Technical Institutes are generally located in suburban areas near major population centers. Campus facilities are generally situated in modern, air conditioned buildings, which include classrooms, laboratories, student break areas and administrative offices. ITT Technical Institutes have accessible parking facilities and are generally near a major highway. Approximately 32 ITT Technical Institutes occupy an entire building. New ITT Technical Institutes typically lease facilities for a six to 11 year term. If desirable or necessary, a facility may be relocated to a new location reasonably near the existing facility at the end of the lease term.

     The Company leases approximately 41,100 square feet of office space in its headquarters building in Indianapolis, Indiana. As of December 31, 1997, the lease requires payments of approximately $3.5 million over the remaining term of the lease, which expires in 2003.


     The Merger was, and the Offering will be, deemed a change in control under certain of the Company's leases and, absent the consent of the landlord, would cause such leases to be in default. The Company has obtained all such consents.


LEGAL PROCEEDINGS

     The Company is subject to litigation in the ordinary course of its business. Among the legal actions currently pending are:

     1. Eldredge, et al. v. ITT Educational Services, Inc., et al. (Civil Action No. 689376) (the "Eldredge Case"), was filed on June 8, 1995 in the Superior Court of San Diego County in San Diego, California by seven graduates of the hospitality program at the San Diego ITT Technical Institute. The suit alleged, among other things, misrepresentation, civil conspiracy and statutory violations of the California Education Code ("CEC"), California Business and Professions Code ("CBPC") and California Consumer Legal Remedies Act ("CCLRA") by the Company, ITT and three employees of the Company. The plaintiffs claimed that the defendants (a) made misrepresentations and engaged in deceptive acts in the recruitment of the plaintiffs for, and/or in the promotion of, the program, (b) provided inadequate instruction to the plaintiffs, (c) used inadequate facilities and equipment in the program and inappropriate forms of contracts with the plaintiffs, (d) failed to provide the plaintiffs with all required information and disclosures and (e) misrepresented the plaintiffs' prospects for employment upon graduation, the employment of the program's graduates and the plaintiffs' ability to transfer program credits. The jury rendered a verdict against the Company and ITT in this action in October 1996. General damages of approximately $0.2 million were assessed against the Company and ITT, jointly, on the plaintiffs' misrepresentations and CEC claims. Exemplary damages of $2.6 million and $4.0 million were assessed against the Company and ITT, respectively. The judge also awarded the plaintiffs attorney's fees and costs in the amount of approximately $0.9 million. Prejudgment interest was assessed on the general damages award and post-judgment interest was assessed on the entire award. The plaintiffs' CBPC and CCLRA claims and their claims against the Company employees were dismissed, and the judge vacated the jury verdict against ITT. The Company is seeking to overturn the awards and has appealed the decision. Although the Company is optimistic that it may be able to reverse or reduce the verdict, there can be no assurance thereof. Management, based on the advice of counsel, believes it is probable that it will prevail in its appeal and, thus, no provision (other than the Company's legal expenses) for these awards has been made. If the Company's appeal of the judgment in the Eldredge Case is unsuccessful, a charge to earnings would be taken at that time in the amount of the awards, including the general and exemplary damages assessed against the Company, the plaintiffs' attorney's fees and costs and the prejudgment and post-judgment interest assessed thereon. In addition, a California statute prohibits the Company's California regulator from approving an application for a change in control of any institution submitted by an applicant that has been found in any judicial or administrative proceeding to have violated Chapter 7 (formerly Chapter
         3) of the CEC ("Chapter 7"). Since the jury in the Eldredge Case determined that the Company violated Chapter 7, it is questionable whether the Company's California regulator will approve any subsequent application for a change in control submitted by the Company for any of the 11 ITT Technical Institutes in California; however, the California regulator has approved the Company's applications for a change in control of the 11 ITT Technical Institutes in California necessitated by the Merger. There can be no assurance that the California regulator will approve any subsequent application for a change in control of an ITT Technical Institute in California submitted by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         Other legal proceedings (such as the actions discussed below) have resulted and may continue to result from other persons alleging similar claims of misrepresentation and violations of certain statutory provisions.


     2. Robb, et al. v. ITT Educational Services, Inc., et al. (Civil Action No. 00707460), was filed on January 24, 1997 in the Superior Court of San Diego County in San Diego, California by four graduates of the San Diego ITT Technical Institute. The suit, as originally filed, alleged, among other things, statutory violations of the CEC and CBPC by the Company and ten employees of the Company. The plaintiffs in the original complaint sought compensatory damages, civil penalties, injunctive relief, disgorgement of ill-gotten gains, restitution (including return of educational costs) on behalf of plaintiffs and all other persons similarly situated who attended an ITT Technical Institute in California, attorney's fees and costs, and to have the action certified as a class action. The plaintiffs amended their complaint on August 14, 1997. The amended complaint deletes three and adds two named plaintiffs. Each of the three plaintiffs was a student who attended one of three different programs (i.e., hospitality, EET and CAD) at an ITT Technical Institute in California. The plaintiffs in the amended complaint allege only violations of the CEC, based on the plaintiffs' claims that the defendants (a) made misrepresentations and engaged in deceptive acts in the recruitment of students for, and/or in the promotion of, the programs offered in California, (b) failed to provide students with all required information and disclosures and (c) misrepresented students' prospects for employment upon graduation and the employment of the programs' graduates. The plaintiffs seek (a) a refund of an unspecified amount representing all consideration paid to the Company by the plaintiffs and all other persons similarly situated who attended any of the programs in California at any time from January 1, 1991 through December 31, 1996, (b) a state statutory penalty equal to two times the refund amount, (c) injunctive relief and (d) an unspecified amount of attorney's fees and costs. The plaintiffs' request to have this action certified as a class action has been denied.



     3. Iverson, et al. v. ITT Educational Services, Inc., et al. (Civil Action No. 00707705); Ohrt v. ITT Educational Services, Inc., et al. (Civil Action No. 00707706); Sayers v. ITT Educational Services, Inc., et al. (Civil Action No. 00707707); Barrent, et al. v. ITT Educational Services, Inc., et al. (Civil Action No. 00707708); and Kellum, et al.
         v. ITT Educational Services, Inc., et al. (Civil Action No. 00707709), were each filed on January 31, 1997 in the Superior Court of San Diego County in San Diego, California. Each of the five actions (involving, in total, 17 former students who attended the hospitality program at the San Diego ITT Technical Institute) alleges statutory violations of the CEC, the CBPC and the California Consumer Contract Awareness Act of 1990, intentional misrepresentation and/or concealment, and civil conspiracy by the Company, ITT and a Company employee. The plaintiffs claim that the defendants (a) made misrepresentations and engaged in deceptive acts in the recruitment of the plaintiffs for, and/or in the promotion of, the program, (b) used inadequate facilities and equipment in the program and inappropriate forms of contracts with the plaintiffs, (c) failed to provide the plaintiffs with all required information and disclosures and a fully executed copy of their contracts with the Company and (d) misrepresented the plaintiffs' prospects for employment upon graduation, the employment of the program's graduates and the plaintiffs' externship portion of the program. The plaintiffs in each action seek various forms of recovery, including (a) an unspecified amount for compensatory damages, disgorgement of ill-gotten gains, restitution, attorney's fees and costs, (b) state statutory penalties equal to two times actual damages, (c) injunctive relief and (d) $10 million in exemplary damages. These actions are currently at the discovery stage.


     4. DeBattista, et al. v. ITT Educational Services, Inc., et al. (Civil Action No. 97-1366-CA-15-W), was filed on June 25, 1997 in the Circuit Court of Seminole County in Orlando, Florida by three former students who attended the hospitality program at the Maitland ITT Technical Institute. The suit alleged violations of the Florida Deceptive and Unfair Trade Practices Act ("FDUTPA"), the Florida Civil Remedies for Criminal Practices Act ("FCRCPA") and Florida statutes prohibiting misleading advertising, common law fraud and/or concealment, civil conspiracy and rescission by the Company, ITT and seven employees of the Maitland ITT Technical Institute. The plaintiffs claimed that the defendants (a) made misrepresentations and engaged in deceptive acts in the recruitment of students for, and/or in the promotion of, the program and (b) misrepresented students' prospects for employment upon graduation, the employment of the program's graduates and the students' externship portion of the program. The plaintiffs sought various forms of recovery, including an unspecified amount for (a) actual damages, statutory penalties equal to three times actual damages, exemplary damages and equitable rescission on behalf of the plaintiffs and all other persons similarly situated who attended the program at the Maitland ITT Technical Institute at any time from January 1, 1991 through December 31, 1995 and (b) attorney's fees, interest and costs. The plaintiffs also sought to have the action certified as a class action. The plaintiffs dismissed this action without prejudice in April 1998.



     5. Collins, et al. v. ITT Educational Services, Inc., et al. (Civil Action No. 98 cv 0659 BTM), was filed on April 6, 1998 in the U.S. District Court for the Southern District of California in San Diego, California by nine former students who attended the hospitality program at either the Maitland or San Diego ITT Technical Institute. The suit alleges violations of the federal Racketeer Influenced and Corrupt Organizations Act, the CEC, the CBPC, the CCLRA, the FDUTPA, the FCRCPA and Florida statutes prohibiting misleading advertising, common law fraud and/or concealment and civil conspiracy by the Company and ITT. The plaintiffs claim that the defendants (a) made misrepresentations and engaged in deceptive acts in the recruitment of students for, and/or in the promotion of, the program, (b) failed to provide students with all required information and disclosures and (c) misrepresented students' prospects for employment upon graduation, the employment of the program's graduates and the students' externship portion of the program. The plaintiffs seek various forms of recovery on behalf of the plaintiffs and all other persons similarly situated who attended the program at the Indianapolis, Maitland, Portland or San Diego ITT Technical Institutes at any time from January 1, 1990 through December 31, 1996, including (a) an unspecified amount for compensatory damages, exemplary damages, rescission and the return of all tuition and fees paid to the Company by or on behalf of students who attended the program, the disgorgement of ill-gotten gains, restitution, attorney's fees and costs, (b) state statutory penalties of two and three times actual damages, (c) a federal statutory penalty of $45 million and (d) injunctive relief. The plaintiffs seek to have the action certified as a class action.


     On September 22, 1997, the Company received an inquiry from the staff of the U.S. Federal Trade Commission requesting information relating to the Company's offering and promotion of vocational or career training. The Company has since responded to this inquiry and provided the requested information.

     While there can be no assurance as to the ultimate outcome of any litigation involving the Company, management does not believe any pending legal proceeding will result in a judgment or settlement that will have a material adverse effect on the Company's financial condition, results of operations or cash flows. Any litigation alleging violations of education or consumer protection laws and/or regulations, misrepresentation, fraud or deceptive practices, however, may subject the affected ITT Technical Institute to additional regulatory scrutiny.

                                   MANAGEMENT

EXECUTIVE OFFICERS

     The following table sets forth certain information about the Company's current executive officers.


                NAME                  AGE                           POSITION
                ----                  ---                           --------
Rene R. Champagne...................  56    Chairman, President and Chief Executive Officer
Gene A. Baugh.......................  55    Senior Vice President and Chief Financial Officer
Clark D. Elwood.....................  37    Senior Vice President, General Counsel and Secretary
Edward G. Hartigan..................  58    Senior Vice President
Thomas W. Lauer.....................  52    Senior Vice President


     RENE R. CHAMPAGNE has served as Chairman of ESI since October 1994, President and Chief Executive Officer of ESI since September 1985 and a Director of ESI since October 1985.

     GENE A. BAUGH has served as Chief Financial Officer of ESI since December 1996 and Senior Vice President of ESI since January 1993. From 1981 through November 1996 he served as Treasurer and Controller of ESI.

     CLARK D. ELWOOD has served as Senior Vice President of ESI since December 1996, Secretary of ESI since October 1992 and General Counsel of ESI since May 1991. From January 1993 through November 1996, he served as Vice President of ESI.

     EDWARD G. HARTIGAN has served as Senior Vice President of ESI since January 1993.

     THOMAS W. LAUER has served as Senior Vice President of ESI since January 1993.

                       PRINCIPAL AND SELLING STOCKHOLDER

     The following table sets forth certain information concerning the beneficial ownership by Starwood, Inc. of the Common Stock, and as adjusted to reflect consummation of the Offering.


                                          SHARES BENEFICIALLY                       SHARES BENEFICIALLY
                                              OWNED PRIOR                               OWNED AFTER
                                            TO THE OFFERING                           THE OFFERING(1)
            NAME AND ADDRESS              --------------------        SHARES        --------------------
          OF BENEFICIAL OWNER               NUMBER     PERCENT   BEING OFFERED(1)     NUMBER     PERCENT
          -------------------             ----------   -------   ----------------   ----------   -------
Starwood Hotels & Resorts Worldwide,
  Inc.(2)...............................  22,500,000    83.3%       11,350,000      11,150,000    41.3%
  2231 E. Camelback Road,
  Suite 400
  Phoenix, Arizona 85016


---------------

(1) Assumes the underwriters' over-allotment option for 1,700,000 shares is not exercised. If the over-allotment option is exercised in full, Starwood, Inc. would beneficially own 9,450,000 shares after the Offering (35.0% of the shares outstanding).


(2) The shares are held of record by ITT, a wholly owned subsidiary of Starwood, Inc. since the Merger. ITT is the Selling Stockholder.

         RELATIONSHIP WITH SELLING STOCKHOLDER AND RELATED TRANSACTIONS

GENERAL


     Prior to the Offering, ITT holds 83.3% of the outstanding shares of Common Stock. In addition, prior to the Merger on February 23, 1998, three directors of the Company (Rand V. Araskog, Robert A. Bowman and Richard S. Ward) served as executive officers of ITT and three other directors of the Company (Bette B. Anderson, Vin Weber and Margita E. White) served on ITT's board of directors. Mr. Araskog and Mr. Bowman also served on ITT's board of directors. In connection with the Merger, Mrs. Anderson, Mr. Bowman, Mr. Ward and Mrs. White resigned from the Company's Board of Directors, effective February 23, 1998. On February 25, 1998, the remaining members of the Board of Directors of the Company elected four individuals recommended by Starwood, Inc. (Tony Coelho, Robin Josephs, Merrick R. Kleeman and Barry S. Sternlicht) to fill the vacancies caused by such resignations and to serve as Directors for terms expiring at the 2000, 1999, 2000 and 1998 Annual Meeting of Shareholders, respectively, and until such Director's successor is duly elected and qualified. Mr. Sternlicht has been nominated for re-election as a Director at the 1998 Annual Meeting of Shareholders for a term expiring at the 2001 Annual Meeting of Shareholders. Mr. Sternlicht serves as chairman and a director of Starwood, Inc. and as chairman, chief executive officer and a trustee of Starwood Trust. Mr. Sternlicht is also the general manager of Starwood Capital Group, L.L.C., which, together with its affiliates and Mr. Sternlicht, beneficially owns approximately 5.3% of the outstanding paired shares of Starwood, Inc. common stock and Starwood Trust beneficial interest. Mr. Kleeman is also a managing director of Starwood Capital Group, L.L.C. Mr. Coelho and Ms. Josephs are not affiliated with ITT, Starwood, Inc., Starwood Trust or Starwood Capital Group, L.L.C.


SERVICES


     Set forth below are descriptions of certain services provided by ITT to the Company since the Initial Public Offering. As described below and in "-- Agreements With Selling Stockholder," there have been changes in such arrangements in connection with the Merger and the Offering.


     Treasury and Financing Services. Until February 5, 1998, ITT provided the Company with centralized treasury and financing services. As part of these functions, surplus cash receipts of the Company were remitted to ITT, and ITT advanced cash, as necessary, to the Company. For 1997, the net amount of cash transferred from the Company to ITT, exclusive of payments for the services described below, was $24,293,000 and aggregate payments for the services described below were $20,472,000. ITT paid interest to the Company on the average net cash balances of the Company held by ITT. For 1997, the Company received net interest income from ITT in the amount of $5,682,000. Since February 5, 1998, the Company manages and invests its own cash. Depending upon current interest rates on short-term investments, the Company may not be able to obtain the same yields on its cash balances that were being paid by ITT. Accordingly, interest income, net may decrease in 1998.


     General and Administrative Services. Under agreements in place since the Initial Public Offering, ITT periodically provided advice and assistance to the Company with regard to certain risk management, accounting, tax and other management services. The fee for such services (the "contract service charge") is 0.25% of the Company's annual revenues. For 1997, the contract service charge was $654,000. The Company ceased utilizing substantially all of these services and incurring the related fee at the time of the Merger.



     Pension Plan. The Company participates in the Retirement Plan for Salaried Employees of ITT Corporation (the "Pension Plan"), a non-contributory defined benefit pension plan which covers substantially all employees of the Company. ITT determines the aggregate amount of pension expense on a consolidated basis based on actuarial calculations, and such expense is allocated to participating units on the basis of compensation covered by the plan. Prior to December 19, 1995, the Company participated in the Retirement Plan for Salaried Employees of Old ITT (the "Old Pension Plan"), which was substantially identical to the terms of the Pension Plan. For 1997, the Company's pension expense was $4,458,000. Federal legislation limits the amount of benefits that can be paid and compensation that may be recognized under a tax-qualified retirement plan. ITT has adopted a non-qualified unfunded retirement plan ("Excess Pension Plan") for payment of those benefits at retirement that cannot be paid from the qualified Pension Plan. The practical effect of the Excess Pension Plan is to continue calculation of retirement benefits to all employees on a uniform basis. Benefits for the Company's employees under the Excess Pension Plan are generally to be paid directly by the Company. Any "excess" benefit accrued to any such employee will be immediately payable in the form of a single discounted lump sum payment upon the occurrence of a change in corporate control (as defined in the Excess Pension Plan). The approval by ITT's shareholders of the Merger constituted a change in corporate control as defined in the Excess Pension Plan, which resulted in a distribution of all of the accrued benefits under the Excess Pension Plan to the participants. After the Offering, the Company will implement its own pension and excess pension plans.



     Retirement Savings Plan. The Company participates in The ITT 401k Retirement Savings Plan (the "Savings Plan"), a defined contribution pension plan which covers substantially all employees of the Company. Employees can contribute (subject to certain Internal Revenue Service limitations) amounts ranging from 2% to 16% of base pay. The Company contributes 1% of the employee's covered pay and matches the employee's contributions at the rate of 50% up to a maximum of 5% of covered pay, amounting to a maximum matching contribution of 2.5% of the employee's covered pay. The Company's non-matching and matching contributions were, prior to the Merger, in the form of common shares of ITT and are, since the Merger, in the form of paired shares of Starwood, Inc. common stock and Starwood Trust beneficial interest. Federal legislation limits the annual contributions which an employee may make to the Savings Plan, a tax-qualified retirement plan. Accordingly, ITT adopted, and the Company participated in, prior to the Merger, an ITT Excess Savings Plan (the "Excess Savings Plan"), a non-qualified retirement plan, which enables employees who are precluded by these limitations from contributing 5% of their salary to the tax-qualified plan to make up the shortfall through salary deferrals and, thereby, receive the 1% non-matching company contribution and the 2.5% matching company contribution otherwise allowable under the tax-qualified plan. Salary deferrals, company contributions and imputed earnings are entered into a book reserve account maintained by ITT for each participant. The costs of the Company's non-matching and matching contributions are charged by ITT to the Company. For 1997, the costs of providing this benefit (including an allocation of the administrative costs of the plan) were $2,104,000. The account balance maintained on behalf of a participant will be immediately payable in a single lump sum payment upon the occurrence of a change in control (as defined in the Excess Savings Plan). The approval by ITT's shareholders of the Merger constituted a change in control as defined in the Excess Savings Plan, which resulted in a distribution of all the account balances maintained under the Excess Savings Plan to participants. The Company has adopted its own 401(k) and excess savings plans that will become effective on the closing of the Offering.


     Group Medical and Life Benefits. During 1997, the Company's employees were provided certain medical benefits and life insurance through ITT. In 1998, the Company began providing all of its own medical and life insurance benefits to its employees, but the Company continues to utilize ITT's services in the administration of the Company's indemnity medical plan. The Company is responsible for all claims incurred under its indemnity plan, subject to stop loss coverage for individual medical claims greater than $50,000, for which the Company pays an allocated share of all claims in excess of $50,000 for all ITT subsidiaries in the United States. The Company also pays its share of the administrative and stop loss pooling expenses incurred by ITT with respect to these services. For 1997, payments by the Company to ITT for medical and life insurance claims totaled $1,783,000.


     Worker's Compensation and General Liability. The Company is self-insured with respect to worker's compensation and general liability claims. During 1997, the Company participated in the ITT claims program which provided stop loss protection for claims greater than $100,000. Amounts equal to actual claims applicable to the Company under $100,000 plus an allocation of the estimated total ITT claims in excess of $100,000 are paid to ITT. For 1997, payments by the Company for worker's compensation and general liability claims were $1,074,000. In 1998, the Company began servicing its own claims and obtained stop loss protection from a third party provider.


     Federal Income Taxes. Prior to the Offering, the Company has been included in the consolidated U.S. federal income tax return of ITT. Under an agreement with ITT, income taxes are allocated among affiliates of ITT based upon the amounts they would pay or receive if they filed a separate income tax return.

For 1997, the Company's allocated federal income taxes were $10,399,000. After the Offering, the Company will no longer be included in the consolidated return of ITT.


AGREEMENTS WITH SELLING STOCKHOLDER



     Set forth below are descriptions of certain agreements between the Company and ITT and/or its affiliates that are being entered into in connection with the Offering.



     Amended and Restated Registration Rights Agreement. An Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"), among other things, provides that, upon request of ITT, the Company will register under the Securities Act any of the shares of Common Stock held by ITT for sale in accordance with ITT's intended method of disposition thereof, and will take such other action necessary to permit the sale thereof in other jurisdictions. ITT has the right to request two such registrations after the Offering. The Company will pay all registration expenses (other than underwriting discounts and commissions and ITT's legal, accounting and advisors expenses) in connection with such registrations. ITT also has the right, which it may exercise at any time and from time to time during the term of the agreement, to include the shares of Common Stock held by it in other registrations of shares of Common Stock initiated by the Company on its own behalf or on behalf of any other person. The Company will pay all registration expenses (other than underwriting discounts and commissions related to the shares of Common Stock sold by ITT, ITT's legal, accounting and advisors expenses, and the filing fees payable under the Securities Act for the shares of Common Stock sold by ITT) in connection with each such registration. The rights of ITT under the Registration Rights Agreement are transferable by ITT. The Registration Rights Agreement terminates five years after the closing of the Offering. The Company did not incur any cost or expense under the Registration Rights Agreement or its predecessor in 1997; however, the Company will be paying the costs of the Offering in 1998 pursuant to the predecessor to the Registration Rights Agreement.



     The Registration Rights Agreement prohibits the holder of any shares of Common Stock registered by the Company pursuant to such agreement from disposing of any such shares if the disposition would cause a change in control of the Company or any of its ITT Technical Institutes, until the Company receives all of the required prior approvals of the DOE, Accrediting Commissions and SEAs.



     Trade Name and Service Mark License Agreement. A Trade Name and Service Mark License Agreement (the "License Agreement"), among other things, provides that ITT Sheraton Corporation ("Sheraton"), an ITT affiliate, grants to the Company, for a period of seven years from the closing of the Offering (which period may be extended for an additional five years if requested by the Company and the Company and Sheraton agree upon the amount of royalties, if any, that the Company would pay during such extension), a non-exclusive, non-transferable, worldwide, royalty-free license to use the "ITT" corporate and trade name, service mark and trademark "ITT" (the "Licensed Mark") solely in connection with the operation of the Company's business and in a manner specifically identified in the License Agreement. The License Agreement further provides that (a) the Company's use of the Licensed Mark shall be consistent with Sheraton guidelines and standards, (b) certain of the Company's materials bearing the Licensed Mark must contain a prescribed notice and (c) certain changes in control of the Company, as defined in the License Agreement, will terminate the License Agreement. In 1997, the Company did not pay any amounts to ITT under the License Agreement or its predecessor.



     Amended and Restated Income Tax Sharing Agreement. Prior to the Offering, the Company has been included in the consolidated United States federal income tax return of ITT. The Company also has been included in certain state and local tax returns of ITT or its subsidiaries. An Amended and Restated Income Tax Sharing Agreement (the "Tax Agreement") which will become effective at the time of the Offering provides, among other things, for the allocation of liability for federal, state and local taxes between ITT and the Company. Under the Tax Agreement, the Company is responsible for all federal, state and local taxes related to the Company's operations before and after the Offering, and Starwood, Inc. is responsible for all such taxes related to all other operations of Starwood, Inc. and its subsidiaries before and after the Offering.



     The Tax Agreement also sets forth procedures for filing returns, paying estimated taxes, amending returns, allocating refunds, tax audits and contests and certain tax elections. In particular, all tax refunds attributable to the Company's operations will be paid to the Company and all tax assessments, interest and penalties attributable to the Company's operations will be paid by the Company. Starwood, Inc. is responsible for preparing and filing all tax returns, and any amendments thereto, involving the Company's operations prior to the Offering, and the Company is responsible for preparing and filing all tax returns, and any amendments thereto, involving the Company's operations following the Offering.



     Stockholder Agreement. A Stockholder Agreement (the "Stockholder Agreement"), among other things, provides that (a) the authorized number of directors on the Company's Board of Directors (the "Board") shall not exceed 10,
(b) the authorized number of classes of directors of the Board shall not exceed three, (c) in connection with each annual meeting of the Company's shareholders the Board shall nominate and recommend such number of persons (rounded up to the next whole number but not to exceed four) designated by ITT to be elected to the Board so that the total number of ITT designees on the Board is in relative proportion to the percentage of the outstanding shares of the Common Stock held by ITT and its affiliates (collectively, the "ITT Group") and (d) the membership of the Company's standing Nominating Committee of the Board shall be limited to four members, two of whom must be directors who are ITT designees until the number of ITT designees on the Board is two, in which event only one ITT designated director must be on the Nominating Committee, and if there is one ITT designee on the Board, such designee is not required to be on the Nominating Committee (collectively, the "Board Rights"). The Stockholder Agreement also provides that the Board Rights shall terminate when the ITT Group holds less than 7.5% of the outstanding shares of the Common Stock. The ITT Group may assign the Board Rights in whole, but not in part, to any one transferee from the ITT Group of 10% or more of the outstanding shares of the Common Stock (the "Rights Transferee"). The ITT designees currently on the Board are Tony Coelho, Robin Josephs, Merrick R. Kleeman and Barry S. Sternlicht.



     The Stockholder Agreement prevents the Company as a result of any statutory anti-takeover or other anti-takeover provisions adopted by the Company from (a) significantly limiting or restricting the ability of the ITT Group or any transferee from the ITT Group of 10% or more of the outstanding shares of Common Stock to transfer or vote the Common Stock held by it or (b) significantly adversely affecting the value of the shares of Common Stock currently owned by the ITT Group or any transferee from the ITT Group of 10% or more of the outstanding shares of the Common Stock. The Stockholder Agreement also prevents the Company from taking any action that would subject any such shares to any restriction, limitation or provision of law to which other holders of Common Stock are not subject. These restrictions will end when the ITT Group holds less than 10% of the outstanding shares of the Common Stock.



     The Stockholder Agreement prohibits the ITT Group or the Rights Transferee from transferring any of the shares of the Common Stock if such transfer would cause a change in control of the Company or any of the ITT Technical Institutes, until the Company receives all of the required prior approvals of the DOE, Accrediting Commissions and SEAs.



     The Stockholder Agreement also includes reciprocal indemnifications of ITT and the Company by the other against all losses, claims and expenses arising after the closing of the Offering arising from (a) any misstatements or omissions by the indemnifying party in the Registration Statement and Prospectus for the Offering or (b) any current or future litigation involving the indemnifying party's operations or business. Pursuant to these provisions, the Company will indemnify ITT against all expenses and any liabilities incurred by ITT in connection with the Eldredge case and other pending lawsuits described under "Business -- Legal Proceedings."



     The Stockholder Agreement preserves the Company's access to certain insurance policies covering the Company when it was a subsidiary of ITT.



     Employee Benefits Agreement. An Employee Benefits Agreement (the "Benefits Agreement"), among other things, provides for the allocation and assignment of the respective rights and obligations of the Company and ITT before and after the Offering with respect to benefits and compensation matters pertaining to current and former employees of the Company. The terms of the Benefits Agreement provide that, as of the closing of the Offering, the Company will cease participation in all ITT employee benefit plans and programs, the services provided to the Company under its current Employee Benefits and Administrative Services

Agreement with ITT will cease and the Company will be responsible for establishing and maintaining its own employee benefit plans and programs.



     In particular, the Benefits Agreement provides that the Company's employees will cease participating in the Pension Plan, the Excess Pension Plan, the Savings Plan and the Excess Savings Plan. The Pension Plan will retain all assets and all liabilities for the benefits accrued thereunder by each current and former employee of the Company prior to the closing of the Offering. The Company will assume the liability for all benefits accrued under the Excess Pension Plan by each participating employee of the Company since the date of the Merger and prior to the closing of the Offering. The Savings Plan will transfer all assets in such plan for the accounts of the Company's employees to a qualified 401(k) plan established by the Company, and the Company will assume all obligations with respect to such transferred assets. The Company will assume the liability for all benefits accrued under the Excess Savings Plan by each participating employee of the Company since the date of the Merger and prior to the closing of the Offering. All benefits under the Excess Pension Plan and the Excess Savings Plan as of the date of the Merger have been paid to the participants.



     The Benefits Agreement also provides that, during 1998, the Company will utilize ITT's services in the administration of the Company's indemnity medical plan. The Company will be responsible for all claims incurred under its indemnity plan, subject to stop loss coverage for individual medical claims greater than $50,000, for which the Company will pay an allocated share of all claims in excess of $50,000 for all ITT subsidiaries in the United States. The Company will also pay its share of the administrative and stop loss pooling expenses incurred by ITT with respect to these services.



     The Benefits Agreement further provides that ITT will transfer assets relating to, and the Company will assume all obligations for, (a) all future post-retirement medical plan obligations attributable to one Company employee and (b) medical and life insurance coverage of those current and former disabled employees of the Company entitled to such coverage. The Benefits Agreement also provides that ITT will retain all assets relating to, and all obligations to provide, (a) retiree life insurance coverage to former employees of the Company entitled to such coverage as of December 31, 1997 and (b) disability payments to current and former employees of the Company who were disabled as of December 31, 1997 and are receiving disability payments under ITT's long-term disability plan.



     In addition to the other employee benefit plans and programs currently offered by the Company, the Company intends to establish its own 401(k) plan, excess savings plan, pension plan and excess pension plan for the benefit of the Company's employees, at a cost expected to be similar to what the Company paid to participate in comparable plans offered by ITT.


                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 50,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, $.01 par value (the "Preferred Stock"). As of March 31, 1998, 26,999,952 shares of Common Stock (including the shares of Common Stock being offered by the Selling Stockholder) were outstanding. No shares of Preferred Stock have been issued.

COMMON STOCK

     All outstanding shares of the Common Stock are validly issued, fully paid and non-assessable. Each outstanding share of Common Stock is entitled to such dividends as may be declared from time to time by the Company's Board of Directors consistent with the provisions of the Company's Restated Certificate of Incorporation, By-Laws and applicable law. See "Dividend Policy." Each outstanding share is entitled to one vote on all matters submitted to a vote of stockholders. There are no cumulative voting rights, and therefore, the holders of a majority of the shares voting for the election of the classified Board of Directors can elect all of the Directors in any class up for election, if they so choose. In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to receive on a pro rata basis any assets remaining after provision for payment of creditors and after payment of any liquidation preferences to holders of Preferred Stock. Holders of Common Stock have no conversion rights or preemptive rights to purchase or subscribe for additional Common Stock or any other securities of the Company. The rights, preferences and privileges of holders of shares of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock the Company may designate and issue in the future.

PREFERRED STOCK

     The authorized Preferred Stock of the Company is available for issuance from time to time at the discretion of the Board of Directors of the Company without stockholder approval. The Board of Directors has the authority to prescribe for each series of Preferred Stock it establishes the number of shares in that series, the consideration (not less than its par value) for such shares in that series and the designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof. Depending upon the rights of such Preferred Stock, the issuance of Preferred Stock could have an adverse effect on holders of Common Stock by delaying or preventing a change in control of the Company, making removal of the present management of the Company more difficult or resulting in restrictions upon the payment of dividends and other distributions to the holders of Common Stock. The Company currently has no intention to issue any shares of any class or series of its Preferred Stock.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

     Immediately after the Offering, there will continue to be approximately 23,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock available for future issuance. Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply so long as the Common Stock remained listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power of the Company. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions. The Company currently does not have any plans to issue additional shares of Common Stock or Preferred Stock.

     If the Company did not have a controlling stockholder, one of the effects of the existence of unissued and unreserved Common Stock and Preferred Stock may be to enable the Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management and possibly deprive the stockholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company pursuant to the operation of a stockholders' rights plan or otherwise.

PROVISIONS OF RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS AFFECTING CHANGE IN CONTROL

     The Restated Certificate of Incorporation and By-Laws provide that the Board of Directors will be divided into three classes of directors, each class to be as nearly equal in number as possible. The term of office of one class of directors expires each year in rotation so that one class is elected at each annual meeting of stockholders for a full three-year term. Under Delaware law, members of a classified Board of Directors can be removed by stockholders only for "cause" unless a corporation's certificate of incorporation provides otherwise. The Company's Restated Certificate of Incorporation does not provide for removal without cause. The Restated Certificate of Incorporation provides that the Board of Directors shall consist of not less than three nor more than 20 members. The number of directors will be fixed from time to time by resolution of the Board of Directors. The affirmative vote of the holders of a majority of the outstanding shares of capital stock of the Company entitled to vote is required to amend, alter, change or repeal the classified board of directors provisions of the Restated Certificate of Incorporation or to remove a director with cause prior to the expiration of his or her term. Under the classified board of directors provisions described above, it would take at least two elections of directors for any individual or group to gain control of the Board of Directors. Accordingly, these provisions would tend to discourage unfriendly takeovers.

     The Company's By-Laws also contain provisions that may limit or restrict the ability of stockholders to effect changes in control. Under the Company's By-Laws, stockholders do not have the right to call special meetings of stockholders. In addition, stockholders must comply with the advance notice provisions of the Company's By-Laws to make nominations for members of the Board of Directors and to submit matters for a vote at meetings of stockholders.

DELAWARE GENERAL CORPORATION LAW

     The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"). In general, Section 203 provides that a corporation may not engage in a "business combination" with an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless (a) the transaction that results in the person's becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder, (b) upon consummation of the transaction which results in the stockholder becoming an interested stockholder, the interested stockholder owns 85% or more of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and officers, and shares owned by employee stock plans or (c) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by holders of at least two-thirds of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder, at a meeting of stockholders. Under Section 203, an "interested stockholder" is defined as any person, other than the corporation and any direct or indirect majority-owned subsidiaries, that is (a) the owner of 15% or more of the outstanding voting stock of the corporation or (b) an affiliate or associate of the corporation and the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder or (c) an affiliate or associate of such person. Section 203 defines a "business combination" to include, without limitation, mergers, consolidations, stock sales and asset based transactions and other transactions resulting in a financial benefit to the interested stockholder.

     Under certain circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. The Company's Restated Certificate of Incorporation does not exclude the Company from the restrictions imposed under Section 203. The provisions of
Section 203 may encourage companies interested in acquiring the Company to negotiate in advance with the Company's Board of Directors, because the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction which results in the stockholder becoming an interested stockholder. Such provisions also may have the effect of preventing changes in the management of the Company. It is possible that such provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

     Section 203 excludes from the definition of "interested stockholder" any stockholder of the Company that owned over 15% of the Company's outstanding voting stock on December 23, 1987, so long as such holder continues to own over 15% of outstanding voting stock of the Company. Accordingly, ITT is not subject to the restrictions of Section 203.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar of the Company's Common Stock is The Bank of New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     No predictions can be made as to the effect, if any, that future sales of shares of Common Stock, or the availability of shares of Common Stock for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of the Common Stock in the public market following the Offering, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and may make it more difficult for the Company to sell its equity securities in the future at a time and price which it deems appropriate.


     Immediately after the Offering, the Company will continue to have outstanding 26,999,952 shares of Common Stock. The Shares sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act except for any of those Shares that are beneficially owned at any time by an "affiliate" of the Company (an "Affiliate") within the meaning of Rule 144 under the Securities Act (which sales will be subject to the timing, volume and manner of sale limitations of Rule 144). The 11,150,000 outstanding shares of Common Stock held by the Selling Stockholder after the Offering (9,450,000 shares if the over-allotment option is exercised in full) are "restricted" securities within the meaning of Rule 144 under the Securities Act and may not be publicly resold, except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from registration, including that provided by Rule 144 under the Securities Act. The Selling Stockholder has certain registration rights with respect to the shares of Common Stock owned by it. See "Relationship with Selling Stockholder and Related Transactions."


     In general, under Rule 144 as currently in effect, if one year has elapsed since the date of acquisition of beneficial ownership of restricted shares of Common Stock from the Company or any Affiliate, the acquiror or subsequent holder thereof is entitled to sell within any three-month period a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the reported average weekly trading volume of the Common Stock on national securities exchanges during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about the Company. If two years have elapsed since the date of acquisition of restricted shares of Common Stock from the Company or any affiliate and the acquiror or subsequent holder is not deemed to have been an Affiliate of the Company for at least 90 days prior to a proposed transaction, such person would be entitled to sell such shares under Rule 144 without regard to the limitations described above.

     The Company, its executive officers, ITT and Starwood, Inc. have agreed that they will not offer, sell, contract to sell, announce the intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, any shares of Common Stock or securities or other rights convertible into or exchangeable or exercisable for any shares of Common Stock, without the prior written consent of Credit Suisse First Boston Corporation, for a period of 180 days after the date of this Prospectus; provided, however, that such restrictions will not affect the ability of the Company to grant options for Common Stock pursuant to the Stock Plans, or to issue Common Stock pursuant to the exercise of stock options currently outstanding or granted pursuant to the Stock Plans.

                                  UNDERWRITING


     Under the terms and subject to the conditions contained in an Underwriting
Agreement dated             , 1998 (the "Underwriting Agreement"), the
underwriters named below (the "Underwriters"), for whom Credit Suisse First Boston Corporation, Bear, Stearns & Co. Inc., BT Alex. Brown Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and Smith Barney Inc. are acting as the representatives (the "Representatives"), have severally but not jointly agreed to purchase from the Selling Stockholder the following respective numbers of shares of Common Stock:



                                                              NUMBER OF
                        UNDERWRITER                             SHARES
                        -----------                           ---------
Credit Suisse First Boston Corporation......................
Bear, Stearns & Co. Inc. ...................................
BT Alex. Brown Incorporated.................................
Merrill Lynch, Pierce, Fenner & Smith.......................
             Incorporated
Morgan Stanley & Co. Incorporated...........................
Smith Barney Inc............................................

                                                              ----------
     Total..................................................  11,350,000
                                                              ==========


     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.


     The Selling Stockholder has granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 1,700,000 additional shares from the Selling Stockholder at the public offering price, less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as it was obligated to purchase pursuant to the Underwriting Agreement.


     The Company and the Selling Stockholder have been advised by the Representatives that the Underwriters propose to offer shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at such
price less a concession of $          per share, and the Underwriters and such
dealers may allow a discount of $          per share on sales to certain other
dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.


     At the request of the Company, the Underwriters are reserving up to shares of Common Stock from the Offering for sale to certain persons
identified by the Company at the public offering price. Up to           of such
shares may be purchased by the ESI 401(k) Plan. Any shares of Common Stock not purchased in this reserve program will be sold to the general public in the Offering.


     The Company, its executive officers, ITT and Starwood, Inc. have agreed that they will not offer, sell, contract to sell, announce an intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, any shares of Common Stock or securities or other rights convertible into or exchangeable or exercisable for any shares of Common Stock, without the prior written consent of Credit Suisse First Boston Corporation, for a period of 180 days after the date of this Prospectus; provided, however, that such restrictions will not affect the ability of the Company to grant options for Common Stock pursuant to the Stock Plans or to issue Common Stock, pursuant to the exercise of stock options currently outstanding or granted pursuant to the Stock Plans.

     The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments that the Underwriters may be required to make in respect thereof.

     The Common Stock is listed on the NYSE under the symbol "ESI."

     The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase shares of Common Stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of shares of Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the shares of Common Stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.


     Certain of the Underwriters have provided advisory and investment banking services to the Company in the past, for which customary compensation has been received.


                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company and the Selling Stockholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of the Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company, the Selling Stockholder and the dealer from whom such purchase confirmation is received that (a) such purchaser is entitled under applicable provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (b) where required by law, that such purchaser is purchasing as principal and not as agent, and (c) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by
Section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission of rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein and the Selling Stockholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer, such persons or the Selling Stockholder. All or a substantial portion of the assets of the issuer, such persons and the Selling Stockholder may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer, such persons or the Selling Stockholder in Canada or to enforce a judgment obtained in Canadian courts against the issuer, such persons or the Selling Stockholder outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Stock acquired by such purchaser pursuant to the Offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Common Stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of Common Stock should consult their own legal and tax advisers with respect to the tax consequences of an investment in the Common Stock in their particular circumstances and with respect to the eligibility of the Common Stock for investment by the purchaser under relevant Canadian legislation.

                    CERTAIN U.S. FEDERAL TAX CONSIDERATIONS
                      FOR NON-U.S. HOLDERS OF COMMON STOCK

     The following is a general discussion of certain United States ("U.S.") federal income and estate tax consequences of the ownership and disposition of Common Stock applicable to a beneficial owner thereof that is a "Non-U.S. Holder." As used herein, the term "Non-U.S. Holder" means a person or entity other than (a) a citizen or individual resident of the United States, (b) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (c) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (d) in general, a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States persons have the authority to control all substantial decisions of the trust.


     This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be important to Non-U.S. Holders in light of their particular circumstances (including tax consequences applicable to certain former citizens or long-term residents of the United States and to certain Non-U.S. Holders that are, or hold interests in Common Stock through, partnerships or other fiscally transparent entities (including "hybrid entities")) and does not address United States state and local or non-United States tax consequences. PROSPECTIVE NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF COMMON STOCK, AS WELL AS THE TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.


DIVIDENDS

     The Company anticipates that it will not pay dividends on shares of Common Stock for the foreseeable future. See "Dividend Policy." In the event, however, that the Company does pay dividends on shares of

Common Stock, a Non-U.S. Holder of Common Stock generally will be subject to withholding of U.S. federal income tax at a rate of 30% of the gross amount of the dividend, or such lower rate as may be specified by an income tax treaty between the United States and a foreign country of which the Non-U.S. Holder is treated as a resident within the meaning of the applicable tax treaty. Under currently effective United States Treasury regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country for purposes of the withholding discussed above (unless the payor has knowledge to the contrary), and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a lower rate of withholding tax provided by a tax treaty. Under United States Treasury regulations published on October 14, 1997, as modified by IRS Notice 98-16 released on March 27, 1998 (the "New Withholding Regulations"), a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) generally will be required to satisfy specified certification and other requirements with respect to dividends paid after December 31, 1999 (and, in certain circumstances, may be required to satisfy such certification and other requirements with respect to dividends paid after December 31, 1998). In addition, the New Withholding Regulations contain special rules regarding the availability of treaty benefits for payments made to (a) foreign intermediaries, (b) U.S. or foreign wholly-owned entities that are disregarded for U.S. federal income tax purposes and (c) partnerships and other entities that are treated as fiscally transparent in the United States, the applicable income tax treaty jurisdiction, or both. Prospective investors should consult their own tax advisors as to the effect, if any, of the New Withholding Regulations on an investment in the Common Stock.


     Dividends paid to a Non-U.S. Holder that are either (a) effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States or (b) if a tax treaty applies, attributable to a permanent establishment maintained by the Non-U.S. Holder, will not be subject to the withholding tax (provided in either case the Non-U.S. Holder files the appropriate documentation with the Company or its agent), but, instead, will be subject to regular U.S. federal income tax at the graduated rates in the same manner as if the Non-U.S. Holder were a U.S. resident. In addition to such graduated tax, in the case of a Non-U.S. Holder that is a corporation, effectively connected dividends or, if a tax treaty applies, dividends attributable to a U.S. permanent establishment of the corporate Non-U.S. Holder, may be subject to a "branch profits tax" which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty) of the non-U.S. corporation's "effectively connected earnings and profits," subject to certain adjustments.

     A Non-U.S. Holder of Common Stock that is eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing a timely claim for refund with the Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK


     A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other taxable disposition of Common Stock unless (a) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States or, if a tax treaty applies, attributable to a United States permanent establishment of the Non-U.S. Holder,
(b) in the case of a Non-U.S. Holder who is a nonresident alien individual and holds the Common Stock as a capital asset, such individual is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (c) the Company is or has been a "U.S. real property holding corporation" for United States federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or the period such Non-U.S. Holder held the Common Stock. A corporation is a "U.S. real property holding corporation" if the fair market value of the United States real property interests held by the corporation is 50% or more of the aggregate fair market value of certain assets of the corporation. The Company believes that it is not and has not been, and the Company does not anticipate becoming, a "U.S. real property holding corporation." If the Company were, or were to become, a U.S. real property holding corporation, so long as the Common Stock is "regularly traded" on an established securities market within the meaning of the Code, only a Non-U.S. Holder that owns, directly or pursuant to certain attribution rules, more than 5% of the Common Stock (at any time during the shorter of the periods described above) will be subject to U.S. federal income tax on the sale or other disposition of the Common Stock.

     If an individual Non-U.S. Holder is described in clause (a) above, he or she will be taxed on the net gain derived from the sale or other disposition at regular graduated U.S. federal income tax rates. If an individual Non-U.S. Holder falls under clause (b) above, he or she will be subject to a flat 30% tax on the gain derived from the sale or other disposition, which may be offset by certain U.S.-source capital losses (notwithstanding the fact that such individual is not considered a resident of the United States). If a Non-U.S. Holder that is a corporation falls under clause (a) above, it will be taxed on its net gain derived from the sale or other disposition at regular graduated U.S. federal income tax rates and may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty) on the non-U.S. corporation's "effectively connected earnings and profits," subject to certain adjustments.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

     Generally, the Company must report annually to the Internal Revenue Service the amount of dividends paid to a Non-U.S. Holder and the amount, if any, of tax withheld with respect to, such Non-U.S. Holder. A similar report is sent to the Non-U.S. Holder. Pursuant to tax treaties or certain other agreements, the Internal Revenue Service ("IRS") may make its reports available to tax authorities in the recipient's country of residence.

     Currently, United States backup withholding tax (which generally is a withholding tax imposed at a rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) will generally not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States, unless the payor has actual knowledge that the payee is a U.S. Holder. Backup withholding tax generally will apply to dividends paid on Common Stock at addresses inside the United States to Non-U.S. Holders who fail to provide certain identifying information in the manner required.

     In addition, information reporting and backup withholding imposed at a rate of 31% will apply to the proceeds of a disposition of Common Stock paid to or through a U.S. office of a broker unless the disposing holder, under penalties of perjury, certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not currently apply to a payment of disposition proceeds if the payment is made outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the United States if the payment is made through an office outside the United States of a broker that is
(a) a U.S. person, (b) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (c) a "controlled foreign corporation" for U.S. federal income tax purposes, unless the broker maintains documentary evidence that the holder is a Non-U.S. Holder and certain other conditions are met, or the holder otherwise establishes an exemption.

     Under the New Withholding Regulations, which generally are effective for payments made after December 31, 1999 (but which, in certain circumstances, may apply to payments made after December 31, 1998), the payment of dividends, and the payment of proceeds from the disposition of Common Stock through brokers having certain connections with the United States, may be subject to information reporting and backup withholding at a rate of 31% unless certain IRS certification requirements are satisfied or an exemption is otherwise established. Prospective investors should consult with their own tax advisers regarding the application of the New Withholding Regulations to their particular circumstances.

     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by a credit for the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the Internal Revenue Service.

FEDERAL ESTATE TAX

     Shares of Common Stock owned or treated as owned by an individual who is not a citizen or resident of the United States at the time of his or her death will be includible in the individual's gross estate for United States federal estate tax purposes, unless an applicable tax treaty provides otherwise, and may be subject to United States federal estate tax. Estates of non-resident aliens are generally allowed a statutory credit which has the effect of offsetting the United States federal estate tax imposed on the first $60,000 of the taxable estate.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Baker & Daniels, Indianapolis, Indiana. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Dewey Ballantine LLP, New York, New York.

                                    EXPERTS

     The financial statements of the Company as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Statements of Income and Retained Earnings for the years
  ended December 31, 1997, December 31, 1996 and December
  31, 1995 and for the three months ended March 31, 1998 and
  1997 (unaudited)..........................................  F-3
Balance Sheets as of December 31, 1997 and December 31, 1996
  and March 31, 1998 (unaudited)............................  F-4
Statements of Cash Flows for years ended December 31, 1997,
  December 31, 1996 and December 31, 1995 and the three
  months ended March 31, 1998 and 1997 (unaudited)..........  F-5
Notes to Financial Statements...............................  F-6

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of ITT Educational Services, Inc.

     In our opinion, the accompanying balance sheets and the related statements of income and retained earnings and of cash flows present fairly, in all material respects, the financial position of ITT Educational Services, Inc. at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
Indianapolis, Indiana
January 10, 1998, except for

  Note 1 which is


  as of April 7, 1998


  and Notes 3 and 10 which are


  as of April 28, 1998

                         ITT EDUCATIONAL SERVICES, INC.

                   STATEMENTS OF INCOME AND RETAINED EARNINGS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                               THREE MONTHS ENDED
                                                   MARCH 31,             YEARS ENDED DECEMBER 31,
                                               ------------------    --------------------------------
                                                1998       1997        1997        1996        1995
                                               -------    -------    --------    --------    --------
                                                  (UNAUDITED)
REVENUES
Tuition......................................  $62,587    $55,746    $222,457    $196,692    $171,936
Other educational............................    9,700      8,730      39,207      35,627      29,895
                                               -------    -------    --------    --------    --------
          Total revenues.....................   72,287     64,476     261,664     232,319     201,831

COSTS AND EXPENSES
Cost of educational services.................   41,438     37,984     163,053     145,197     130,338
Student services and administrative
  expenses...................................   19,436     17,536      72,388      66,546      57,268
Change in control expenses...................      443         --          --          --          --
                                               -------    -------    --------    --------    --------
          Total costs and expenses...........   61,317     55,520     235,441     211,743     187,606

Operating income.............................   10,970      8,956      26,223      20,576      14,225
Interest income, net.........................    1,244      1,380       5,565       4,119       4,802
                                               -------    -------    --------    --------    --------

Income before income taxes...................   12,214     10,336      31,788      24,695      19,027
Income taxes.................................    4,886      4,134      12,665       9,844       7,636
                                               -------    -------    --------    --------    --------

Net income...................................    7,328      6,202      19,123      14,851      11,391
Retained earnings, beginning of period.......   55,032     35,909      35,909      21,058       9,667
                                               -------    -------    --------    --------    --------
Retained earnings, end of period.............  $62,360    $42,111    $ 55,032    $ 35,909    $ 21,058
                                               =======    =======    ========    ========    ========

Earnings per common share (basic and
  diluted)...................................  $   .27    $   .23    $    .71    $    .55    $    .42
                                               =======    =======    ========    ========    ========


   The accompanying notes are an integral part of these financial statements.

                         ITT EDUCATIONAL SERVICES, INC.

                                 BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                               DECEMBER 31,
                                                             MARCH 31,     --------------------
                                                               1998          1997        1996
                                                            -----------    --------    --------
                                                            (UNAUDITED)
ASSETS
Current assets
  Cash and cash equivalents...............................   $ 90,217      $     29    $     74
  Restricted cash.........................................      6,689         3,860       5,911
  Cash invested with ITT Corporation......................         --        94,800      89,808
  Accounts receivable, less allowance for doubtful
     accounts of $932, $1,393 and $1,044..................     12,770         9,680       9,378
  Deferred income tax.....................................      1,843         2,019       1,455
  Prepaids and other current assets.......................      3,939         2,570       1,823
                                                             --------      --------    --------
          Total current assets............................    115,458       112,958     108,449
Property and equipment, net...............................     22,937        22,886      19,360
Direct marketing costs....................................      7,054         6,882       5,774
Other assets..............................................      3,338         3,188       2,166
                                                             --------      --------    --------
          Total assets....................................   $148,787      $145,914    $135,749
                                                             ========      ========    ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable........................................   $ 11,639      $ 14,974    $ 12,188
  Accrued compensation and benefits.......................      5,054         3,245       4,253
  Other accrued liabilities...............................     11,729         6,877       5,432
  Deferred tuition revenue................................     23,041        30,850      43,532
                                                             --------      --------    --------
          Total current liabilities.......................     51,463        55,946      65,405
Other liabilities.........................................      2,181         2,153       1,652
                                                             --------      --------    --------
          Total liabilities...............................     53,644        58,099      67,057
                                                             --------      --------    --------
Commitments and contingent liabilities (Note 10)
Shareholders' equity
  Preferred stock, $.01 par value, 5,000,000 shares
     authorized, none issued or outstanding...............         --            --          --
  Common stock, $.01 par value, 50,000,000 shares
     authorized, 26,999,952 issued and outstanding........        270           270         270
  Capital surplus.........................................     32,513        32,513      32,513
  Retained earnings.......................................     62,360        55,032      35,909
                                                             --------      --------    --------
          Total shareholders' equity......................     95,143        87,815      68,692
                                                             --------      --------    --------
          Total liabilities and shareholders' equity......   $148,787      $145,914    $135,749
                                                             ========      ========    ========


   The accompanying notes are an integral part of these financial statements.

                         ITT EDUCATIONAL SERVICES, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                             THREE MONTHS ENDED
                                                  MARCH 31,               YEARS ENDED DECEMBER 31,
                                             -------------------    ------------------------------------
                                              1998        1997        1997          1996          1995
                                             -------    --------    --------      --------      --------
                                                 (UNAUDITED)
Cash flows from operating activities:
Net income...............................    $ 7,328    $  6,202    $ 19,123      $ 14,851      $ 11,391
Adjustments to reconcile net income to
  net cash provided by operating
  activities:
     Depreciation and amortization.......      2,214       1,958       7,939         7,493         7,542
     Provision for doubtful accounts.....        674         453       2,354         1,738         1,173
     Deferred taxes......................        232         227         202          (443)         (240)
     Increase/decrease in operating
       assets and liabilities:
       Accounts receivable...............     (3,764)       (872)     (2,656)       (3,524)       (2,189)
       Direct marketing costs............       (172)       (195)     (1,108)         (743)           23
       Accounts payable and accrued
          liabilities....................      3,298       2,240       2,958         3,083         1,438
       Prepaids and other assets.........     (1,519)     (2,205)     (1,769)          220           683
       Deferred tuition revenue..........     (7,809)    (12,732)    (12,682)        3,469          (908)
                                             -------    --------    --------      --------      --------
Net cash provided by (used for) operating
  activities.............................        482      (4,924)     14,361        26,144        18,913
                                             -------    --------    --------      --------      --------
Cash flows used for investing activities:
  Capital expenditures, net..............     (2,265)     (4,027)    (11,465)       (7,868)       (8,206)
  Net decrease ( increase) in cash
     invested with ITT Corporation.......     94,800       3,872      (4,992)      (17,923)      (15,975)
                                             -------    --------    --------      --------      --------
Net cash provided by (used for) investing
  activities.............................     92,535        (155)    (16,457)      (25,791)      (24,181)
                                             -------    --------    --------      --------      --------
Net increase (decrease) in cash and
  restricted cash........................     93,017      (5,079)     (2,096)          353        (5,268)
Cash and restricted cash at beginning of
  period.................................      3,889       5,985       5,985         5,632        10,900
                                             -------    --------    --------      --------      --------
Cash and restricted cash at end of
  period.................................    $96,906    $    906    $  3,889      $  5,985      $  5,632
                                             =======    ========    ========      ========      ========
Supplemental disclosure of cash flow
  information:
  Cash paid during the period for:
     Income taxes........................    $   121    $  2,619    $ 12,352      $ 10,051      $  8,168
     Interest............................         67          55         291           273           550


   The accompanying notes are an integral part of these financial statements.

                         ITT EDUCATIONAL SERVICES, INC.

                         NOTES TO FINANCIAL STATEMENTS

              DECEMBER 31, 1997, 1996 AND 1995, AND MARCH 31, 1998


                              AND 1997 (UNAUDITED)


             (DOLLAR AMOUNTS IN THOUSANDS, UNLESS OTHERWISE STATED)


1.  OWNERSHIP AND CHANGE IN CONTROL

     Since the ITT Educational Services, Inc. (the "Company") initial public offering in 1994, 83.3% of the outstanding Common Stock of the Company has been owned by ITT Corporation ("ITT") and 16.7% has been owned by others.


     On February 23, 1998, Starwood Hotels & Resorts Worldwide, Inc. ("Starwood, Inc.") completed the acquisition (the "Merger") of ITT and ITT became a subsidiary of Starwood, Inc. As a result of the Merger, each ITT Technical Institute campus group became ineligible to participate in federal student financial aid programs. Effective March 20, 1998, the eligibility of each ITT Technical campus group to participate in federal student financial aid programs was reinstated by the U.S. Department of Education ("DOE") with certain conditions imposed by the DOE. The Company believes that it is in compliance with or satisfies these DOE conditions.


2.  SUMMARY OF ACCOUNTING PRINCIPLES AND POLICIES


     Business Activities. The Company is a leading proprietary postsecondary education system primarily offering career-focused, technical degree programs of study. At December 31, 1997, the Company operated sixty-two (62) technical institutes throughout the United States (63 at March 31, 1998). The Company maintains corporate headquarters in Indianapolis, Indiana.



     Interim Financial Information (unaudited). The results of operations for the three months ended March 31, 1998 and 1997 are not necessarily indicative of the results to be expected for the full fiscal year. All information as of March 31, 1998 and for the three months ended March 31, 1998 and 1997 is unaudited but, in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial condition, results of operation and cash flows of the Company.


     Use of Estimates. The preparation of these financial statements, in conformity with generally accepted accounting principles, includes estimates that are determined by the Company's management.

     Property and Equipment. The Company includes all property and equipment in the financial statements at cost. Provisions for depreciation of property and equipment have generally been made using the straight-line method for financial reporting purposes and accelerated methods for tax purposes. Estimated useful lives generally range from three to ten years for furniture and equipment and leasehold improvements. Maintenance, repairs and renewals not of a capital nature are expensed as incurred. Fully depreciated assets no longer in use are removed from both the asset and accumulated depreciation accounts in the year of their retirement. Any gains or losses on dispositions are credited or charged to income, as appropriate.

     Fair Value of Financial Instruments. The carrying amounts reported in the balance sheets for cash, restricted cash, cash invested with ITT Corporation, accounts receivable, accounts payable, other accrued liabilities and deferred tuition revenue approximate fair value because of the immediate or short-term maturity of these financial instruments.

     Recognition of Revenues. Tuition revenue is recorded on a straight-line basis over the length of the applicable course. If a student discontinues training, the revenue related to the remainder of that quarter is recorded with the amount of refund resulting from the application of federal, state or accreditation requirements recorded as an expense. On an individual student basis, tuition earned in excess of cash received is recorded as accounts receivable, and cash received in excess of tuition earned is recorded as deferred tuition revenue.

                         ITT EDUCATIONAL SERVICES, INC.

     Other educational revenue is comprised of laboratory fees and textbook sales. Laboratory fees are recorded as revenue at the beginning of each quarter. Textbook sales are recognized when they occur.

     Advertising Costs.  The Company expenses all advertising costs as incurred.

     Direct Marketing Costs. Direct costs incurred relating to the enrollment of new students are capitalized using the successful efforts method. Direct marketing costs include recruiting representatives' salaries, employee benefits and other direct costs less enrollment fees. Direct marketing costs are amortized on an accelerated basis over the average course length of 24 months commencing on the start date.


     Direct marketing costs on the balance sheet totaled $7,054, $6,882 and $5,774 at March 31, 1998, December 31, 1997 and December 31, 1996, respectively, net of accumulated amortization of $7,326, $5,861 and $5,065 at those dates, respectively.



     Institute Start-Up Costs. Deferred institute start-up costs consist of all direct costs incurred at a new institute (excluding advertising costs) that are incurred from the date a lease for a technical institute facility is entered into until the first class start. Such capitalized costs are amortized on a straight-line basis over a one-year period. At March 31, 1998, December 31, 1997 and December 31, 1996, deferred start-up costs included in other assets in the balance sheet totaled $1,286, $1,316 and $521, respectively, net of accumulated amortization of $454, $174 and $799 at such dates, respectively.


     Income Taxes. The Company is included in the consolidated U.S. federal income tax return of ITT and determines its income tax provision principally on a separate return basis in conformity with Statement of Financial Accounting Standards ("SFAS") No. 109. Under a tax sharing policy with ITT, income taxes are allocated to members of the U.S. consolidated group based principally on amounts they would pay or receive if they filed a separate income tax return. Deferred income taxes are provided on the differences in the book and tax basis of assets and liabilities recorded on the books of the Company (temporary differences) at the statutory tax rates expected to be in effect when such differences reverse. Temporary differences related to SFAS No. 106, SFAS No. 112, pension and self-insurance costs are recorded on the books of ITT where the related assets and liabilities are recorded. ITT pays current federal income taxes on behalf of the Company, as calculated under the tax sharing policy, and reflects the funding through the cash invested with ITT Corporation account.


     Earnings Per Common Share. Earnings per common share for all periods have been calculated in conformity with SFAS No. 128, "Earnings Per Share." Such data is based on historical net income and the average number of shares of Common Stock outstanding during each period. The number of average shares outstanding utilized for basic earnings per share were 26,999,952 in the three months ended March 31, 1998, and in 1997, 1996 and 1995. Average shares outstanding utilized for diluted earnings per share were 27,105,000, 27,092,000 and 27,032,000, for 1997, 1996 and 1995, respectively (27,144,000 and 27,109,000 for the three months ended March 31, 1998 and 1997, respectively). The difference in shares utilized in calculating basic and diluted earnings per share represents the average number of shares issued under the Company's stock option plan less shares assumed to be purchased with proceeds from the exercise of the stock options.


3.  RELATED PARTY TRANSACTIONS

     At December 31, 1997, and during the three-year period then ended, the relationship between the Company and ITT was governed by various agreements summarized as follows:

     Intercompany Activities. ITT provides the Company with certain centralized treasury and financing functions. The Company transfers all unrestricted cash receipts to ITT and receives funds from ITT for all disbursements. The Company earns interest on the average net cash balance held by ITT, at an interest rate that is set for a 12-month period and is 30 basis points over the most recently published rate for 12-month

                         ITT EDUCATIONAL SERVICES, INC.

treasury bills. The net of all such cash transfers as well as charges from ITT for expenses related to the Company's participation in ITT's plans (such as pensions, medical insurance, federal income taxes, etc.) resulted in a net balance of cash invested with ITT as of December 31, 1997 and 1996, of $94,800 and $89,808, respectively. On February 5, 1998, ITT transferred approximately $83,000 to the Company and since that date the Company has been performing its own cash management function.


     ITT also provides certain risk management, tax and pension management services. The fee (contract service charge) for such services is 0.25% of the Company's annual revenue. The contract service charges were $654, $578 and $504 for the years ended December 31, 1997, 1996 and 1995, respectively ($15 and $163 for the three months ended March 31, 1998 and 1997, respectively).


     The Company's employees participate in certain employee benefit programs which are sponsored and administered by ITT. Administrative costs relating to these services and participation in these plans are charged to the Company using allocation methods management believes are reasonable. The Company pays a processing fee related to its participation in ITT's consolidated medical plan. The processing fees were $159, $280 and $464 in 1997, 1996 and 1995, respectively.

     Tax Agreement. ITT and the Company entered into a tax agreement providing, among other things, that the Company will pay ITT, with respect to federal income taxes for each period that the Company is included in ITT's consolidated federal return, that amount that the Company would have been required to pay had it filed a separate federal income tax return under the tax sharing policy described in Note 2.

     Similarly, with respect to state, corporate, franchise or income taxes for those states where ITT files a combined or consolidated state return that includes the Company, the Company will pay as if it filed a separate tax return. With respect to ITT's consolidated federal and state returns, the Company will be responsible for any deficiencies assessed with respect to such returns if such deficiencies relate to the Company. Similarly, the Company will be entitled to all refunds paid with respect to such returns that relate to the Company. The Company will be responsible for all taxes, including assessments, if any, for prior years with respect to all other taxes payable by the Company.


     Management believes the statements of income include a reasonable allocation of costs incurred by ITT which benefit the Company. The aforementioned agreements have been modified since the Merger and the new agreements will become effective upon the closing of the Offering. Management believes that the new agreements, including the transfer of any assets or liabilities from ITT to the Company contemplated thereunder, will not have a material effect on the Company's financial position, results of operations or cash flows.


4.  FINANCIAL AID PROGRAMS

     The Company participates in various Title IV Programs. Approximately 70% of the Company's 1997 revenue was derived from funds distributed under these programs.

     The Company participates in the Federal Perkins Loan ("Perkins") program and administers on behalf of the federal government a pool of Perkins student loans which aggregated $8,517 and $8,235 at December 31, 1997 and 1996, respectively. The Company has recorded in its financial statements only its aggregate mandatory contributions to this program which at December 31, 1997 and 1996 aggregated $1,588 and $1,572, respectively. The Company has provided $971 and $955, respectively, for potential losses related to funds committed by the Company at December 31, 1997 and 1996.

     The Title IV Programs are administered by the Company in separate accounts as required by government regulation. The Company is required to administer the funds in accordance with the requirements of the Higher Education Act and DOE regulations and must use due diligence in approving and disbursing funds and servicing loans. In the event the Company does not comply with federal requirements, or if student loan

                         ITT EDUCATIONAL SERVICES, INC.

default rates rise to a level considered excessive by the federal government, the Company could lose its eligibility to participate in the Title IV Programs or could be required to repay funds determined to have been improperly disbursed. Management believes that it is in substantial compliance with the federal requirements. Currently, the Company has been informed by the DOE that one ITT Technical Institute in Garland, Texas has default rates that are considered excessive. The Company is in the process of appealing that decision. Should the appeal be denied by the DOE, the Company does not believe the loss of Title IV Program funding at this one institute will have a material adverse effect on the Company's financial position, results of operations or cash flows.

5.  RESTRICTED CASH

     The Company participates in the Electronic Funds Transfer ("EFT") program through the DOE. All monies transferred to the Company via the EFT system are subject to certain holding period restrictions, generally from three to seven days, before they can be drawn into the Company's cash account. Such amounts are classified as restricted until they are applied to the students' accounts.

6.  PROPERTY AND EQUIPMENT

     Fixed assets include the following:


                                                               DECEMBER 31
                                             MARCH 31,     --------------------
                                               1998          1997        1996
                                            -----------    --------    --------
                                            (UNAUDITED)
Furniture and equipment...................   $ 64,068      $ 62,514    $ 52,317
Leasehold improvements....................      7,941         7,848       7,017
Land and land improvements................        110           110         110
Construction in progress..................        200           325       1,142
                                             --------      --------    --------
                                               72,319        70,797      60,586
Less accumulated depreciation.............    (49,382)      (47,911)    (41,226)
                                             --------      --------    --------
                                             $ 22,937      $ 22,886    $ 19,360
                                             ========      ========    ========


7.  TAXES

     The provision for income taxes includes the following:


                            THREE MONTHS ENDED
                                MARCH 31,              YEAR ENDED DECEMBER 31
                            ------------------      ----------------------------
                             1998       1997         1997       1996       1995
                            -------    -------      -------    -------    ------
                               (UNAUDITED)
Current
  Federal.................  $3,898     $3,273       $10,399    $ 8,673    $6,571
  State...................     756        634         2,064      1,614     1,305
                            ------     ------       -------    -------    ------
                             4,654      3,907        12,463     10,287     7,876
Deferred
  Federal.................     194        189           168       (370)     (200)
  State...................      38         38            34        (73)      (40)
                            ------     ------       -------    -------    ------
                               232        227           202       (443)     (240)
                            ------     ------       -------    -------    ------
                            $4,886     $4,134       $12,665    $ 9,844    $7,636
                            ======     ======       =======    =======    ======

                         ITT EDUCATIONAL SERVICES, INC.

     Deferred tax assets (liabilities) include the following:


                                                           DECEMBER 31
                                    MARCH 31,     -----------------------------
                                      1998         1997       1996       1995
                                   -----------    -------    -------    -------
                                   (UNAUDITED)
Direct marketing costs...........    $(2,767)     $(2,698)   $(2,263)   $(1,973)
Institute start-up costs.........       (504)        (516)      (204)      (392)
Depreciation.....................        759          759        785        744
Reserves and other...............      2,224        2,399      1,828      1,324
                                     -------      -------    -------    -------
Net deferred tax assets
  (liabilities)..................    $  (288)     $   (56)   $   146    $  (297)
                                     =======      =======    =======    =======


     Differences between effective income tax rates and the statutory U.S. federal income tax rates are as follows:


                                         THREE MONTHS
                                            ENDED              YEAR ENDED
                                          MARCH 31,           DECEMBER 31,
                                        --------------    --------------------
                                        1998     1997     1997    1996    1995
                                        -----    -----    ----    ----    ----
                                         (UNAUDITED)
Statutory U.S. federal income tax
  rate................................   35.0%    35.0%   35.0%   35.0%   35.0%
State income taxes, net of federal
  benefit.............................    4.1      4.1     4.1     4.1     4.3
Permanent differences and other.......     .9       .9      .7      .8      .8
                                        -----    -----    ----    ----    ----
Effective income tax rate.............   40.0%    40.0%   39.8%   39.9%   40.1%
                                        =====    =====    ====    ====    ====


8.  RETIREMENT PLANS


     Employee Pension Benefits. The Company participates in the Retirement Plan for Salaried Employees of ITT Corporation, a non-contributory defined benefit, final average pay pension plan which covers substantially all employees of the Company. ITT determines the aggregate amount of pension expense on a consolidated basis based on actuarial calculations and such expense is allocated to participating units on the basis of compensation covered by the plan. For the years ended December 31, 1997, 1996 and 1995, pension expense as a percentage of covered compensation for employees over age 21 who had more than one year of service was 6.84%, 6.57% and 5.52%, respectively (6.00% and 5.50% for three months ended March 31, 1998 and 1997, respectively) which resulted in charges to the Company of $4,458, $3,783 and $2,983, respectively ($1,050 and $900 for the three months ended March 31, 1998 and 1997, respectively).



     Retirement Savings Plan. The Company participates in The ITT 401K Retirement Savings Plan, a defined contribution plan which covers substantially all employees of the Company. The Company's non-matching and matching contributions under this plan are provided for through the issuance of common shares of ITT. The costs of the non-matching and matching Company contributions are charged by ITT to the Company. For the years ended December 31, 1997, 1996 and 1995, the costs of providing this benefit (including an allocation of the administrative costs of the plan) were $2,104, $1,749 and $1,369, respectively ($395 and $555 for the three months ended March 31, 1998 and 1997, respectively).


9.  STOCK OPTION AND KEY EMPLOYEE INCENTIVE PLANS

     The Company adopted and the stockholders approved the ITT Educational Services, Inc. 1994 Stock Option Plan ("1994 Plan") and the 1997 ITT Educational Services, Inc. Incentive Stock Plan ("1997 Plan"). The Company has adopted the disclosure only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized in the financial statements for the 1994 Plan or the 1997 Plan. The Company has elected, as permitted by the standard, to continue following its intrinsic value based method of accounting for stock options consistent with APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic method, compensation cost for stock options

                         ITT EDUCATIONAL SERVICES, INC.

is measured as the excess, if any, of the quoted market price of the company's stock at the measurement date over the exercise price.


     Under the 1994 Plan, a maximum of 405,000 shares of Common Stock may be issued upon exercise of options. Under the 1997 Plan, a maximum of 1.5% of the outstanding common shares may be issued each year commencing in 1997, with any unissued shares issuable in later years. Under the 1997 Plan, a maximum of 4,050,000 shares of Common Stock may be issued upon exercise of options. The option price may not be less than 100% of the fair market value of the Common Stock on the date of grant and the options will vest and become exercisable in three equal annual installments commencing with the first anniversary of the grant. The options outstanding at March 31, 1998 and December 31, 1997, are as follows:


     1994 PLAN


                                        MARCH 31, 1998        DECEMBER 31, 1997
                                      -------------------    -------------------
                                      NUMBER OF    OPTION    NUMBER OF    OPTION
           DATE OF GRANT               SHARES      PRICE      SHARES      PRICE
           -------------              ---------    ------    ---------    ------
December 27, 1994...................   135,000     $ 4.44     135,000     $ 4.44
October 2, 1995.....................    56,250       8.89      56,250       8.89
February 12, 1996...................    67,500      11.94      67,500      11.94
February 10, 1997...................   146,250      24.25     146,250      24.25
                                       -------                -------
                                       405,000                405,000
                                       =======                =======


1997 PLAN
January 13, 1998....................   405,000      21.69
                                       =======     ======



     During 1997, 1996 and 1995 no options were exercised, expired or canceled. At December 31, 1997 and March 31, 1998, 195,000 and 266,250 stock options, respectively, were exercisable with a weighted average price of $6.16 and $9.96, respectively.


     Compensation costs for the 1994 Plan, calculated in accordance with SFAS No. 123, are not significant for the years ending December 31, 1996 and 1995. Had compensation costs been determined based upon the fair value of the stock options at grant date consistent with SFAS No. 123, the Company's net income and earnings per share for the year ended December 31, 1997 would have been reduced to the pro forma amounts of $18,519 and $.69 (basic earnings per share) and $.68 (diluted earnings per share), respectively, from the as reported amounts of $19,123 and $.71.

     The fair value of each option grant was estimated on the date of grant using the Black-Sholes option-pricing model with the following assumptions for 1997, 1996 and 1995, respectively: risk-free interest rates of 6.6%, 5.7% and 6.4%; expected lives of 10 years; volatility of 46% and no dividend yield.

     In January 1998, an additional 405,000 stock options, at an option price of $21.69 each, were granted by the Board of Directors.

10.  COMMITMENTS AND CONTINGENT LIABILITIES

     Lease Commitments. The Company leases substantially all of its facilities under operating lease agreements. A majority of the operating leases contain renewal options that can be exercised after the initial lease term. Renewal options are generally for periods of one to five years. All operating leases will expire over the next fourteen years and management expects that leases will be renewed or replaced by other leases in the normal course of business. There are no material restrictions imposed by the lease agreements and the Company has not entered into any significant guarantees related to the leases. The Company is required to make additional payments under the operating lease terms for taxes, insurance and other operating expenses incurred during the operating lease period.

                         ITT EDUCATIONAL SERVICES, INC.

     Rent expense was composed of the following:

                                                   YEAR ENDED DECEMBER 31,
                                                -----------------------------
                                                 1997       1996       1995
                                                -------    -------    -------
Minimum rentals...............................  $18,961    $17,131    $15,842
Contingent rentals............................      272        249        223
                                                -------    -------    -------
                                                $19,233    $17,380    $16,065
                                                =======    =======    =======

     Future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 1997, are as follows:

1998....................................................    $ 20,855
1999....................................................      19,681
2000....................................................      19,818
2001....................................................      15,982
2002....................................................      13,547
Later Years.............................................      43,885
                                                            --------
                                                            $133,768
                                                            ========

     Operating leases related to four institutes that are still in the developmental phase at December 31, 1997 include special clauses that allow the Company to terminate the lease within one year of signing the lease if the new school is not accredited. If this were to occur, the Company would be liable, at the date of termination, for an agreed upon termination cost based on the lessor's tenant improvement costs. The future minimum rental payments schedule above includes such termination costs for the four institutes. If the institutes are accredited as expected, aggregate additional minimum rental payments of $4,290 will be required over the lease term.

     Rent expense and future minimum rental payments related to equipment leases are not material.

     Contingent Liabilities. In December 1994, the Company entered into an agreement with an unaffiliated, private funding source to provide loans to students of certain technical institutes. The agreement requires the Company to guarantee repayment of the loans. Outstanding loans at December 31, 1997 aggregated $1,457. Additionally, the Company is required to maintain on deposit with the lender 15% of the aggregate principal balance of outstanding loans. This interest bearing deposit is included in other assets in the balance sheet.

     The Company has a number of pending legal and other claims arising out of the normal course of business. Among the legal actions is Eldredge, et al. v. ITT Educational Services, Inc., et al. (the "Eldredge Case"). This action was filed on June 8, 1995 in San Diego, California, by seven graduates of the San Diego ITT Technical Institute. In October 1996, the jury in this action rendered a verdict against the Company and awarded the plaintiffs general damages of approximately $0.2 million and exemplary damages of $2.6 million. The judge also awarded the plaintiffs attorney's fees and costs, in the amount of approximately $0.9 million, and interest. The Company is seeking to overturn the awards and has appealed the decision. Management, based on the advice of counsel, believes it is probable that it will prevail in its appeal, thus no provision (other than the Company's legal expenses) for these awards has been made. If the Company's appeal of the judgment in the Eldredge Case is unsuccessful, a charge to earnings would be taken at that time in the amount of the awards, including the general and exemplary damages assessed against the Company, the plaintiffs' attorney's fees and costs and the interest assessed thereon.

     In January 1997, six legal actions were filed against the Company in San Diego, California by a total of 21 former students of the San Diego ITT Technical Institute. In June 1997, a legal action was filed against the Company in Orlando, Florida by three former students of the Maitland ITT Technical Institute. The plaintiffs

                         ITT EDUCATIONAL SERVICES, INC.

in one of the California actions and in the Florida action seek to have each of their actions certified as a class action. Recently, the court denied the plaintiffs' request to have the California action certified as a class action. In April 1998, the legal action in Florida was dismissed without prejudice by the plaintiffs. The claims alleged in all seven legal actions are similar to the claims alleged in the Eldredge Case, relate primarily to the Company's marketing and recruitment practices and include misrepresentation and violations of certain state statutes. In April 1998, a legal action was filed against the Company in San Diego, California by nine former students who attended the hospitality program at either the Maitland or San Diego ITT Technical Institute. The claims alleged in this action are similar to the claims alleged in the Eldredge Case, relate primarily to the Company's marketing and recruitment practices and include fraud and violations of certain federal and state statutes. The plaintiffs seek to have their action certified as a class action on behalf of all persons similarly situated who attended the hospitality program at the Indianapolis, Maitland, Portland or San Diego ITT Technical Institutes. If a class action is certified in either California action, the number of plaintiffs that may be awarded damages would increase significantly. The Company believes that it has meritorious defenses and intends to vigorously defend itself against these claims.


     In the opinion of management, the ultimate outcome of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Documents Incorporated by Reference...    3
Available Information.................    3
Prospectus Summary....................    4
Risk Factors..........................    9
Price Range of Common Stock...........   19
Dividend Policy.......................   19
Capitalization........................   20
Selected Financial and Operating
  Data................................   21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   22
Business..............................   30
Management............................   55
Principal and Selling Stockholder.....   55
Relationship With Selling Stockholder
  and Related Transactions............   56
Description of Capital Stock..........   60
Shares Eligible for Future Sale.......   62
Underwriting..........................   64
Notice to Canadian Residents..........   65
Certain U.S. Federal Tax
  Considerations for Non-U.S. Holders
  of Common Stock.....................   66
Legal Matters.........................   69
Experts...............................   69
Index to Financial Statements.........  F-1


======================================================

                      ITT EDUCATIONAL SERVICES, INC. LOGO


                               11,350,000 Shares

                                   Common Stock
                                ($.01 par value)

                                   PROSPECTUS
                           CREDIT SUISSE FIRST BOSTON
                            BEAR, STEARNS & CO. INC.
                                 BT ALEX. BROWN
                              MERRILL LYNCH & CO.
                           MORGAN STANLEY DEAN WITTER
                              SALOMON SMITH BARNEY
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses incurred in connection with the sale and distribution of the securities being registered which will be paid by the Company. All the amounts shown are estimates, except the Commission registration fee and the NASD filing fee.


Commission registration fee.................................  $   98,015
NASD filing fee.............................................      30,500
Blue sky fees and expenses..................................       5,000
Accounting fees and expenses................................     150,000
Legal fees and expenses.....................................     300,000
Printing and engraving expenses.............................     300,000
Miscellaneous expenses......................................     116,485
                                                              ----------
     Total..................................................  $1,000,000


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of the State of Delaware provides that under certain circumstances a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at its request in such capacity in another corporation or business association, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     The Restated Certificate of Incorporation and By-Laws of the registrant provide that (a) the registrant shall indemnify to the full extent permitted by law any person made, or threatened to be made, a party to any action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that he or she is or was a director or officer of the registrant or is or was serving or has agreed to serve at the request of the registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise (including the heirs, executor, administrators or estate of such person) and (b) the registrant shall pay the expenses, including attorney's fees, incurred by a director or officer in defending or investigating a threatened or pending action, suit or proceeding, in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that the director or officer is not entitled to be indemnified with respect to such amount by the registrant. The Restated Certificate of Incorporation also provides that, to the extent permitted by law, the directors of the registrant shall have no liability to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director.

     The Company's directors and officers are insured under directors and officers insurance policies maintained by the Company (and, until the Offering, by Starwood, Inc.), within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities which might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been such directors or officers.

     The form of Underwriting Agreement filed as Exhibit 1 provides for the indemnification of the registrant, its controlling persons, its directors and certain of its officers by the Underwriters against certain liabilities under the Securities Act.

ITEM 16.  EXHIBITS

     The list of exhibits is incorporated herein by reference to the Index to Exhibits on page E-1.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Indianapolis, State of Indiana, on the 28th day of April, 1998.


                                          ITT EDUCATIONAL SERVICES, INC.

                                          By: /s/ RENE R. CHAMPAGNE

                                          --------------------------------------
                                          Rene R. Champagne
                                          Chairman, President and Chief
                                          Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in their respective capacities and on the respective dates set forth opposite their names. Each person whose signature appears below hereby authorizes each of Rene
R. Champagne and Gene A. Baugh, each with full power of substitution, to execute in the name and on behalf of such person any amendment or any post-effective amendment to this Registration Statement and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933 and to file the same, with exhibits thereto, and other documents in connection therewith, making such changes in this Registration Statement and any such subsequent registration statement as the Registrant deems appropriate, and appoints each of Rene R. Champagne and Gene A. Baugh, each with full power of substitution, attorney-in-fact to sign any amendment and any post-effective amendment to this Registration Statement and any such subsequent registration statement and to file same, with exhibits thereto, and other documents in connection therewith.


                     SIGNATURE                                    CAPACITY                     DATE
                     ---------                                    --------                     ----
              /s/ *RENE R. CHAMPAGNE                 Chairman, President, Chief           April 28, 1998
---------------------------------------------------    Executive Officer and Director
                 Rene R. Champagne                     (Principal Executive Officer)

                /s/ *GENE A. BAUGH                   Senior Vice President and Chief      April 28, 1998
---------------------------------------------------    Financial Officer (Principal
                   Gene A. Baugh                       Financial Officer and Principal
                                                       Accounting Officer)

               /s/ *RAND V. ARASKOG                  Director                             April 28, 1998
---------------------------------------------------
                  Rand V. Araskog

                 /s/ *TONY COELHO                    Director                             April 28, 1998
---------------------------------------------------
                    Tony Coelho

                 /s/ *JOHN E. DEAN                   Director                             April 28, 1998
---------------------------------------------------
                   John E. Dean

             /s/ *JAMES D. FOWLER, JR.               Director                             April 28, 1998
---------------------------------------------------
               James D. Fowler, Jr.

                /s/ *ROBIN JOSEPHS                   Director                             April 28, 1998
---------------------------------------------------
                   Robin Josephs

              /s/ *MERRICK R. KLEEMAN                Director                             April 28, 1998
---------------------------------------------------
                Merrick R. Kleeman

                     SIGNATURE                                    CAPACITY                     DATE
                     ---------                                    --------                     ----
               /s/ *LESLIE LENKOWSKY                 Director                             April 28, 1998
---------------------------------------------------
                 Leslie Lenkowsky

             /s/ *BARRY S. STERNLICHT                Director                             April 28, 1998
---------------------------------------------------
                Barry S. Sternlicht

                  /s/ *VIN WEBER                     Director                             April 28, 1998
---------------------------------------------------
                     Vin Weber

               *By /s/ GENE A. BAUGH
  ----------------------------------------------
                   Gene A. Baugh
                 Attorney-in-Fact

                               INDEX TO EXHIBITS


EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
1**       Form of Underwriting Agreement.
4.1       Restated Certificate of Incorporation of the Registrant, as
          amended to date. (The copy of this Exhibit filed as Exhibit
          3.1 to the Registrant's 1996 second fiscal quarter report on
          Form 10-Q is incorporated herein by reference.)
4.2       By-Laws of the Registrant, as amended to date. (The copy of this Exhibit filed as Exhibit 4.2 to the Registrant's
          Registration Statement on Form S-8 (Registration 333-38883)
          is incorporated herein by reference.)
5         Opinion of Baker & Daniels.
23.1*     Consent of Price Waterhouse LLP.
23.2      Consent of Baker & Daniels. (Included in the Baker & Daniels
          Opinion filed as Exhibit 5.)
24        Power of Attorney (Included on the Signature Page of the
          Registration Statement.)


---------------
 * Filed with this amendment.


** To be filed by amendment.


                                       E-1